                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K

                    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
                         TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

For the month of:  March, 2006

Commission File Number:  000-50393

                                 NEUROCHEM INC.

                          275 Armand-Frappier Boulevard
                                  Laval, Quebec
                                     H7V 4A7


Indicate by check mark whether the registrant files or will file annual reports
under cover of Form 20-F or Form 40 F.       Form 20-F [ ] Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                                                  Yes [ ] No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                                                  Yes [ ] No [X]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.

                                                                  Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                                   SIGNATURES:

       Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    NEUROCHEM INC.
March 24, 2006

                                    By:   /s/ David Skinner
                                         ---------------------------------------
                                         David Skinner
                                         General Counsel and Corporate Secretary

                                 NEUROCHEM INC.

                    NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

         NOTICE is hereby given that the annual meeting (the "Meeting") of shareholders of Neurochem Inc. (the "Corporation") will be held in the Ovale Room at the Ritz-Carlton Montreal, 1228 Sherbrooke Street West, Montreal, Quebec H3G 1H6, Canada, on May 9, 2006, at 10:00 AM, Montreal time, for the following purposes:

(i) to receive and consider the annual report of the directors to the shareholders and the financial statements of the Corporation for the financial year ended December 31, 2005, and the report of the auditors thereon;

(ii)  to elect directors for the ensuing year;

(iii) to appoint KPMG LLP, Chartered Accountants, as auditors of the Corporation and to authorize the Audit Committee to fix the auditors' remuneration; and

(iv) to transact such further and other business as may properly be brought before the Meeting or any adjournment thereof.

DATED at Laval, Quebec, Canada, March 17, 2006.


                                 BY ORDER OF THE BOARD OF DIRECTORS

                                 [SIGNATURE]

                                 David Skinner
                                 Corporate Secretary




SHAREHOLDERS MAY EXERCISE THEIR VOTING RIGHTS BY ATTENDING THE MEETING OR BY COMPLETING A FORM OF PROXY. SHAREHOLDERS WHO ARE UNABLE TO BE PRESENT IN PERSON AT THE MEETING ARE REQUESTED TO COMPLETE, DATE AND SIGN THE ENCLOSED FORM OF PROXY AND MAIL IT TO THE CORPORATION, C/O COMPUTERSHARE TRUST COMPANY OF CANADA, IN THE ENVELOPE PROVIDED FOR THAT PURPOSE. PLEASE REFER TO THE ACCOMPANYING PROXY CIRCULAR FOR ADDITIONAL PARTICULARS.

                                [NEUROCHEM(LOGO)]


                            MANAGEMENT PROXY CIRCULAR


         This proxy circular is furnished in connection with the solicitation by the management of Neurochem Inc. (the "Corporation") of proxies to be voted at the annual meeting of shareholders of the Corporation (the "Meeting"), to be held in the Ovale Room at the Ritz-Carlton Montreal, 1228 Sherbrooke Street West, Montreal, Quebec H3G 1H6, Canada, on May 9, 2006, at 10:00 AM, Montreal time, for the purposes set forth in the accompanying notice of the Meeting, and at any adjournment thereof. Except as otherwise stated, the information contained herein is given as at March 1, 2006, and all dollar amounts and references to $ are to Canadian dollars.

SOLICITATION OF PROXIES

         THE ENCLOSED PROXY IS BEING SOLICITED BY THE MANAGEMENT OF THE CORPORATION and the expenses of solicitation of proxies will be borne by the Corporation. The solicitation will be made primarily by mail; however, officers and regular employees of the Corporation may also solicit proxies by telephone, telecopier or in person.

APPOINTMENT AND REVOCATION OF PROXIES

         THE PERSONS NAMED IN THE ENCLOSED FORM OF PROXY ARE DIRECTORS OR OFFICERS OF THE CORPORATION. EACH SHAREHOLDER IS ENTITLED TO APPOINT ANY OTHER PERSON TO REPRESENT HIM AT THE MEETING, AND AT ANY ADJOURNMENT THEREOF.

         A shareholder desiring to appoint another person (who need not be a shareholder) to represent him at the Meeting, and at any adjournment thereof, may do so either by striking out the names of the management nominees set forth in the form of proxy and by inserting such person's name therein or by completing another proper form of proxy and, in either case, sending the completed proxy in the enclosed reply envelope for delivery before the Meeting, or any adjournment thereof, or by depositing such proxy with the Chairman on the day of the Meeting, at the Meeting or any adjournment thereof.

         A shareholder giving a proxy pursuant to this solicitation may revoke any such proxy by instrument in writing executed by the shareholder or by his attorney duly authorized in writing, or if the shareholder is a corporation, executed under its corporate seal or by an officer or attorney duly authorized in writing, and deposited with the Corporation, c/o Computershare Trust Company of Canada, Attention: Proxy Department, 1500 University Street, Suite 700, Montreal, Quebec, H3A 3S8, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or with the Chairman on the day of the Meeting, at the Meeting or any adjournment thereof, before any vote is cast under the proxy's authority.

REGISTERED SHAREHOLDERS

         Holders of common shares of the capital of the Corporation (the "Common Shares") listed as shareholders at the close of business on March 28, 2006, will be entitled to vote at the Meeting, or any adjournment thereof, either in person or by proxy, in respect of all matters which may properly come before the Meeting, or any adjournment thereof.

NON-REGISTERED SHAREHOLDERS

         The names of the shareholders whose shares are held in the name of a broker or another intermediary will not appear on the list of shareholders of the Corporation. If you are not a registered shareholder of the Corporation, in order to vote you must obtain the material relating to the Meeting from your broker or other intermediary, complete the request for voting instructions sent by the broker or other intermediary and follow the directions of the broker or other intermediary with respect to voting procedures.

         In accordance with National Instrument 54-101 adopted by the Canadian Securities Administrators (the "CSA") entitled "Communication with Beneficial Owners of Securities of a Reporting Issuer", the Corporation is distributing copies of the material related to the Meeting to clearing agencies and intermediaries for distribution to non-registered holders. Such agencies and intermediaries must forward the material related to the Meeting to non-registered holders and often use a service company (such as ADP Investor Communications in Canada) to permit you, if you are not a registered shareholder, to direct the voting of the Common Shares which you beneficially own. If you are a non-registered shareholder of the Corporation, you may revoke voting instructions which have been given to an intermediary at any time by written notice to the intermediary. If you are a non-registered shareholder of the Corporation, you should submit your voting instructions to your intermediary or broker in sufficient time to ensure that your votes are received, from your intermediary or broker, by the Corporation.

VOTING OF PROXIES

         The persons named in the enclosed form of proxy will vote or withhold from voting the shares in respect of which they are appointed in accordance with the directions of the shareholders appointing them.

         IN THE ABSENCE OF SUCH DIRECTIONS, SUCH SHARES WILL BE VOTED:

A. FOR THE ELECTION AS DIRECTORS OF THOSE PERSONS HEREINAFTER NAMED AS MANAGEMENT'S NOMINEES; AND

B. FOR THE APPOINTMENT OF KPMG LLP, CHARTERED ACCOUNTANTS, AS AUDITORS OF THE CORPORATION AND THE AUTHORIZATION OF THE AUDIT COMMITTEE TO FIX THE AUDITORS' REMUNERATION.

         All matters to be voted upon at the Meeting will be decided by a majority of the votes cast by the shareholders entitled to vote thereon.

         The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the accompanying notice of the Meeting or with respect to such other matters as may properly come before the Meeting, or any adjournment thereof. At the date hereof, the management of the Corporation knows of no such amendments, variations or other matters to be presented for action at the Meeting, or any adjournment thereof. However, if any other matters which are not now known to management should properly come before the Meeting, or any adjournment thereof, the persons named in the enclosed form of proxy will vote on such matters in accordance with their best judgment.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

         As at March 1, 2006, 38,642,249 Common Shares were issued and outstanding, each such share entitling the holder thereof to one vote.

         To the knowledge of the directors and officers of the Corporation, as at March 1, 2006, no person beneficially owned, directly or indirectly, or exercised control or direction over, shares of the Corporation carrying 10% or more of the voting rights attached to all outstanding voting shares of the Corporation, except as follows:


                 NAME               NUMBER OF COMMON SHARES  PERCENTAGE OF CLASS
----------------------------------  -----------------------  -------------------
P.P. Luxco Holdings II S.A.R.L.(1)         11,068,368                 28.6%

NOTES:

(1) P.P. Luxco Holdings II S.A.R.L. is a wholly-owned subsidiary of Picchio Pharma Inc. ("Picchio Pharma"). The holdings and purchases of Common Shares by Picchio Pharma through P.P. Luxco Holdings II S.A.R.L. are referred to in and for the purposes of this management proxy circular as being holdings and purchases of Picchio Pharma.


ELECTION OF DIRECTORS

         Thirteen directors are to be elected at the Meeting. The Board recommends that shareholders vote for the election of the nominees whose names are set forth below. THE PERSONS NAMED IN THE ENCLOSED FORM OF PROXY INTEND TO CAST THE VOTES TO WHICH THE SHARES REPRESENTED BY SUCH PROXY ARE ENTITLED FOR THE ELECTION OF THE NOMINEES WHOSE NAMES ARE SET FORTH BELOW UNLESS OTHERWISE DIRECTED BY THE SHAREHOLDERS APPOINTING THEM.

         Management does not contemplate that any of the nominees will be unable to serve as a director, but, if that should occur for any reason at or prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee at their discretion, unless instructions have been received from a particular shareholder to withhold its shares from voting with respect to the election of directors. Each director elected will hold office until the next annual meeting of shareholders or until his successor is duly elected, unless his office is earlier vacated in accordance with the by-laws of the Corporation. All of the persons named in the table below, except for Messrs. Andre Desmarais, Neil Flanzraich and Calin Rovinescu, are now members of the Board of Directors of the Corporation (the "Board") and have been during the period indicated.

         The following table states the names of all the persons proposed by management to be nominated for election as directors, their municipality, province or state and country of residence, their age, their principal occupation, their position in the Corporation (if any), the period during which each proposed nominee served as a director and the number of Common Shares beneficially owned, directly or indirectly, by each of them or over which they exercise control or direction.

                                                                                                            NUMBER OF
                                                                                                             COMMON
                                                                                                             SHARES
                                                                                                  PERIOD   BENEFICIALLY
                                                                                                  DURING      OWNED,
                                                                                                  WHICH     CONTROLLED
    NAME AND MUNICIPALITY                                                                       SERVED AS       OR
        OF RESIDENCE            AGE           PRINCIPAL OCCUPATION               OFFICE         A DIRECTOR  DIRECTED(1)
-----------------------------   ---           --------------------               ------         ----------  -----------

Dr. Francesco Bellini,           58      Chairman, President and Chief       Chairman of the    2002-2006      -- (3)
O.C.(2)......................                  Executive Officer            Board, President,
Montreal, Quebec, Canada                       of the Corporation            Chief Executive
                                                                               Officer and
                                                                                Director
Dr. Colin Bier(4), (5).......    60                Consultant                   Director        1996-2006       900
Montreal, Quebec, Canada
Jean-Guy Desjardins..........    61      President and Chief Executive          Director        2004-2006     387,550
Montreal, Quebec, Canada                Officer, Centria Inc. (a holding
                                                 company)(6)
Andre Desmarais, O.C.........    49       Co-Chief Executive Officer,           Director            --        161,000
Montreal, Quebec, Canada                 Power Corporation of Canada (a
                                           diversified management and
                                                holding company)
Peter Kruyt(2), (7)..........    50       President, Power Technology           Director        2002-2006      25,200
Montreal, Quebec, Canada                   Investment Corporation (a
                                          technology holding company)
Neil Flanzraich..............    62              Consultant(8)                  Director            --         25,000(9)
Miami, Florida, United States
Francois Legault(7)..........    49      President and Chief Operating          Director        2004-2006      10,000
Montreal, Quebec, Canada                Officer, ViroChem Pharma Inc. (a
                                        biopharmaceutical company) (10)
Dr. Frederick H. Lowy,           73             Consultant (11)                 Director        2003-2006       Nil
O.C.(5)......................
Montreal, Quebec, Canada
John Molloy(4)...............    52      President and Chief Executive          Director        1994-2006      20,000
Kingston, Ontario, Canada                 Officer, Parteq Research and
                                        Development Innovations, Queen's
                                            University (a university
                                       technology transfer organization)
Ronald M. Nordmann(2), (5),      64       Co-President, Global Health           Director        2002-2006       Nil
(7), (12)....................            Associates, LLC (a consulting
Loveladies, New Jersey,                  company to the healthcare and
United States                            financial services industries)
Calin Rovinescu..............    50       Senior Principal of Genuity           Director            --          Nil
Montreal, Quebec, Canada                Capital Markets (an independent
                                            investment dealer) (13)
Graeme K. Rutledge(4)........    64                Consultant                   Director        2003-2006       Nil
Perth, Ontario, Canada
Dr. Emil Skamene(7)..........    64      Scientific Director, Research          Director        2002-2006       Nil
Montreal, Quebec, Canada                    Institute of the McGill
                                          University Health Centre (an
                                            academic health centre)

NOTES:

(1) The information as to the Common Shares beneficially owned, controlled or directed, not being within the knowledge of the Corporation, has been furnished by the respective candidates individually as at March 1, 2006.
(2) Pursuant to a subscription agreement dated July 25, 2002, by and between Picchio Pharma, P.P. Luxco Holdings II S.A.R.L. and the Corporation, the Corporation covenanted to cause a total of three nominees of Picchio Pharma to be included in the list of management nominees to be proposed for election to the Board at each shareholders meeting occurring following the date thereof. Picchio Pharma's right shall terminate on the date it ceases to beneficially hold at least 15% of the issued and outstanding Common Shares (including Common Shares issuable upon exercise of the warrants issued to it concurrently). Dr. Bellini and Messrs. Kruyt and Nordmann are the current nominees of Picchio Pharma.
(3) Dr. Bellini holds, directly, 166,666 Common Shares. Dr. Bellini is a beneficiary of the FMRC Family Trust ("FMRC") which holds indirectly, through its 50% ownership of Picchio Pharma, 11,068,368 Common Shares. On March 9, 2005, FMRC purchased, directly, an additional 250,000 Common Shares as part of a public offering of the Corporation's Common Shares in Canada and the United States. 140,000 Common Shares are currently issuable to Dr. Bellini pursuant to the Performance Target Agreement (as defined herein).
(4)  Member of the Audit Committee.
(5)  Member of the Compensation Committee.
(6) Mr. Desjardins is also the President and Chief Executive Officer of Fiera Corporation Inc., a holding company. Prior to October 2001, Mr. Desjardins was President and Chief Executive Officer of TAL Global Asset Management Inc., a holding and management company.
(7)  Member of the Nominating and Corporate Governance Committee.
(8) Until February 2006, Mr. Flanzraich was Vice-Chairman and President of Ivax Corporation, a pharmaceutical company.
(9) Subsequent to March 1, 2006, Mr. Flanzraich purchased an additional 25,000 Common Shares for a total, as at March 17, 2006, of 50,000 Common Shares.
(10) Prior to May 2001, Mr. Legault was Executive Vice President Corporate Development of BioChem Pharma Inc., a specialty biopharmaceutical company (now a member of the Shire plc group of companies).
(11) Until June 2005, Dr. Lowy was President and Vice-Chancellor of Concordia University. He is now President Emeritus.
(12) Mr. Nordmann is the Lead Director of the Corporation.
(13) Mr. Rovinescu served as Executive Vice-President of Air Canada between April 2000 and April 2004, in addition to serving as its Chief Restructuring Officer from April, 2003.

CORPORATE CEASE TRADE ORDERS OR BANKRUPTCIES

         To the knowledge of the directors and officers of the Corporation, except for Mr. Calin Rovinescu who was Executive Vice-President of Air Canada between April 2000 and April 2004, in addition to serving as its Chief Restructuring Officer from April 2003, no proposed director of the Corporation:

(a) is, as at the date of this information circular or has been, within the 10 years before the date of this information circular, a director or executive officer of any company, that, while that person was acting in that capacity:

          (i) the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

          (ii) subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

          (iii) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b) has, within the 10 years before the date of this information circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets.

         Air Canada successfully emerged from the CCAA proceedings and was restructured pursuant to a plan of arrangement in September 2004. Mr. Rovinescu is no longer Executive Vice-President and Chief Restructuring Officer of Air Canada.

ATTENDANCE AT BOARD MEETINGS AND OTHER BOARD MEMBERSHIPS

         The following table sets forth the number of meetings held by the Board during the fiscal year ended December 31, 2005, and the attendance of each director at these meetings.


                               .
        DIRECTOR                           ATTENDANCE
        --------                           ----------
Dr. Francesco Bellini, O.C                    7/7
Dr. Colin Bier                                5/7
Jean-Guy Desjardins                           6/7
Peter Kruyt                                   6/7
Francois Legault                              6/7
Dr. Frederick H. Lowy                         7/7
John Molloy                                   7/7
Ronald M. Nordmann                            6/7
Graeme K. Rutledge                            7/7
Dr. Emil Skamene                              7/7

         The following table identifies the directors of the Corporation who also act as directors for other reporting issuers.

        NAME                         NAME OF ISSUER                   NAME OF EXCHANGE OF MARKET
        ----                         --------------                   --------------------------
Dr. Francesco Bellini        Molson Coors Brewing Company           New York Stock Exchange ("NYSE")
                                                                    and Toronto Stock Exchange ("TSX")
                             Adaltis Inc.                           TSX

Jean-Guy Desjardins          Mega Bloks Inc.                        TSX
                             Gaz Metro Inc.                         TSX
                             Societe de gerance des Fonds FMOQ      N/A
                             Inc. (manager of the Fonds de
                             placement FMOQ)

Andre Desmarais              Power Corporation of Canada            TSX
                             Power Financial Corporation            TSX
                             The Great West Life Assurance Company  TSX
                             Great West Lifeco Inc.                 TSX
                             IGM Financial Inc.                     TSX
                             Canada Life Financial Corporation      TSX
                             The Canada Life Assurance Company      TSX
                             Pargesa Holdings S.A.                  Swiss Stock Exchange
                             Citic Pacific Limited                  Hong Kong Stock Exchange ("HKSE")

Peter Kruyt                  Adaltis Inc.                           TSX
                             Great West Lifeco Inc.                 TSX
                             Citic Pacific Limited (as alternate    HKSE
                             director)                              TSX
                             Canada Life Financial Corporation      TSX
                             The Canada Life Assurance Company

Neil Flanzraich              Equity One                             NYSE
                             Rae Systems, Inc.                      American Stock and Option Exchange
                                                                    ("AMEX")
                             Continucare Corporation                AMEX

Francois Legault             Adaltis Inc.                           TSX
                             Ecopia BioSciences Inc.                TSX

Dr. Frederick H. Lowy        Dundee Corporation                     TSX

Ronald M. Nordmann           Par Pharmaceuticals Group, Inc.        NYSE
                             Shire plc                              London Stock Exchange and Nasdaq
                                                                    National Market

Calin Rovinescu              Emergis Inc.                           TSX


COMPENSATION OF DIRECTORS AND EXECUTIVES

         COMPENSATION OF DIRECTORS

         Directors are remunerated for services in that capacity with cash compensation and options to acquire Common Shares. Members of the Board are paid an annual fee of $12,000, an attendance fee of $1,000 per meeting and an annual grant of 5,000 options to acquire Common Shares. Additionally, directors who serve on committees of the Board are entitled to an annual fee of $2,000 ($3,000 for the chairman of the committee), an attendance fee of $750 per committee meeting and an annual grant of 1,000 options to acquire Common Shares. Upon joining the Board, a director is entitled to a one-time grant of 25,000 options to acquire Common Shares.

         COMPENSATION OF EXECUTIVES

         Summary Compensation Table

         The following table provides a summary of compensation earned during the fiscal periods ended December 31, 2005, 2004 and 2003 by the current Chief Executive Officer, Chief Financial Officer and each of the three other most highly compensated current senior executives of the Corporation (collectively, the "Named Executive Officers").

                                                                                           LONG-TERM
                                                                                          COMPENSATION
                                                        ANNUAL COMPENSATION                  AWARDS
                                            -----------------------------------------     --------------
                                                                                           SECURITIES
                                                                            OTHER             UNDER
                                                                            ANNUAL           OPTIONS          ALL OTHER
                                   FISCAL     SALARY        BONUS        COMPENSATION        GRANTED         COMPENSATION
NAME AND PRINCIPAL POSITION        PERIOD       ($)          ($)             ($)               (#)               ($)
---------------------------        ------   ------------  -----------    ------------      -------------     -------------
Dr. Francesco Bellini,O.C....       2005    See note (1)  See note (1)    See note (1)      See note (1)          Nil
Chairman, President, Chief          2004    See note (1)  See note (1)    See note (1)        450,000(1)          Nil
Executive Officer and Director      2003*   See note (1)  See note (1)    See note (1)      See note (1)          Nil

Mariano Rodriguez............       2005      162,917          Nil           11,500            75,000            8,146
Vice President, Finance and         2004        Nil(2)         Nil             Nil               Nil              Nil
Chief Financial Officer

Dr. Shona McDiarmid..........       2005      283,494(3)       Nil            11,750           100,000           14,175
Vice President, Intellectual
Property

Dr. Andreas Orfanos..........       2005      283,250         25,996         12,000              Nil             14,163
Executive Vice President,           2004      153,561(4)       Nil            7,000            100,000            7,678
Strategic Planning and
Scientific Affairs

Dr. Denis Garceau............       2005      283,250         45,084         12,000              Nil             14,163
Senior Vice President,              2004      265,200         23,400         10,800              Nil             13,260
Drug Development                    2003*     130,000         50,000          4,800              Nil              6,500


NOTES:

* For 6 months ended December 31, 2003. Effective as of December 31, 2003, the fiscal year of the Corporation changed from June 30 to December 31.
(1) Dr. Bellini was appointed Chief Executive Officer of the Corporation on December 11, 2002. Dr. Bellini is compensated for acting as Chief Executive Officer of the Corporation through a management services agreement originally dated March 1, 2003, as amended and renewed as of December 1, 2004, by and between Picchio International Inc. ("Picchio International") and the Corporation (see "Interest of Informed Persons in Material Transactions and Management Contracts").
(2) Mr. Rodriguez's employment with the Corporation began on December 10, 2004. Mr. Rodriguez's annual salary is $170,000, but no salary was paid to him before January 17, 2005.
(3) Dr. McDiarmid's employment with the Corporation began on January 10, 2005. Dr. McDiarmid's annual salary is $290,000.
(4) Dr. Orfanos' employment with the Corporation began on May 31, 2004. Dr. Orfanos' annual salary is $283,250.

Option Grants during Fiscal Year ended December 31, 2005
--------------------------------------------------------

         The following table provides details as to the stock options granted to the Named Executive Officers to whom options were granted by the Corporation during the fiscal year ended December 31, 2005.

                                                                                   MARKET VALUE OF
                                        COMMON       % OF TOTAL                     COMMON SHARES
                                        SHARES         OPTIONS                       UNDERLYING
                                        UNDER        GRANTED TO      EXERCISE      OPTIONS ON THE
                                       OPTIONS        EMPLOYEES        PRICE        DATE OF GRANT
                                      GRANTED(1)      IN FISCAL      ($/COMMON        ($/COMMON
 NAME                                    (#)            YEAR          SHARE)           SHARE)         EXPIRATION DATE
 ---------------------------------- --------------- -------------- -------------- ------------------ ------------------
 Dr. Francesco Bellini, O.C.....           Nil           Nil            Nil              Nil                Nil
 Mr. Mariano Rodriguez..........        75,000          23.5%         $25.30           $25.30        February 15, 2015
 Dr. Shona McDiarmid............       100,000          31.4%         $25.30           $25.30        February 15, 2015
 Dr. Andreas Orfanos............           Nil           Nil            Nil              Nil                Nil
 Dr. Denis Garceau..............           Nil           Nil            Nil              Nil                Nil


NOTES:

(1) An optionee may take up and pay for not more than 20% of the Common Shares covered by an option after the expiration of each one-year period in arrears from the date of grant; provided, however, that if the number of Common Shares taken up under an option after the expiration of each one-year period is less than 20% of the Common Shares covered by an option, the optionee shall have the right, on a cumulative basis, at any time or from time to time during the remainder of the term of the option, to purchase such number of Common Shares subject to the option that were purchasable, but not purchased by him, after the expiration of each such one-year period.

         Aggregated Option Exercises During Most Recently Completed Fiscal Year and Fiscal Year-End Option Values
         -----------------------------------------------------------------------

         No stock options were exercised by the Named Executive Officers during the fiscal year ended December 31, 2005. The following table indicates, for each of the Named Executive Officers, the total number of unexercised share purchase options held at December 31, 2005 and the value of such unexercised options at that date.


                                                                                                       VALUE OF
                                                                                 OPTIONS             IN-THE-MONEY
                                               COMMON                           HELD AS AT        OPTIONS HELD AS AT
                                               SHARES       AGGREGATE       DECEMBER 31, 2005     DECEMBER 31, 2005
                                            ACQUIRED ON       VALUE           EXERCISABLE/           EXERCISABLE/
                                              EXERCISE       REALIZED        UNEXERCISABLE          UNEXERCISABLE
NAME                                            (#)             ($)                (#)                  ($)(1)
--------------------------------------      -----------     ---------       -------------------   ------------------
Dr. Francesco Bellini, O.C............          Nil             Nil             274,167/375,833      989,336/706,664
Mr. Mariano Rodriguez.................          Nil             Nil               Nil/75,000             Nil/Nil
Dr. Shona McDiarmid...................          Nil             Nil               Nil/100,000            Nil/Nil
Dr. Andreas Orfanos...................          Nil             Nil              26,667/73,333           Nil/Nil
Dr. Denis Garceau.....................          Nil             Nil              143,000/1,500       1,905,275/20,325


NOTES:

(1) The value of unexercised in-the-money options at financial year-end is the difference between the exercise price and the closing sale price of the Common Shares on the TSX on December 31, 2005. This gain has not been, and may never be, realized. The options have not been, and may never be, exercised and actual gains, if any, on exercise will depend on the value of the Common Shares on the date of exercise. The closing sale price of the Common Shares on the TSX, on December 31, 2005 was $16.59.


EQUITY COMPENSATION PLAN

         The Corporation has a Stock Option Plan (the "Plan") under which it may grant up to 12.5% of the issued and outstanding Common Shares. As at March 1, 2006, the total number of Common Shares issued under the Plan and issuable under outstanding options granted under the Plan and the percentage of the Corporation's issued and outstanding Common Shares represented by such shares, was as follows:

            COMMON SHARES ISSUED     COMMON SHARES ISSUABLE UNDER
               UNDER THE PLAN             OUTSTANDING OPTIONS
            --------------------     ----------------------------
              1,998,914 (5.2%)              2,483,788 (6.4%)


         As at March 1, 2006, 2,346,493 options were available for grants under the Plan.

         Pursuant to the Plan, options may be granted to directors, officers, key employees, consultants and members of the Scientific Advisory Board (if any) of the Corporation or any affiliate thereof, and the number of Common Shares subject to each option, the expiration date of each option, the extent to which each option is exercisable from time to time during its term and other terms and conditions relating to each such option shall be determined by the Compensation Committee and be subject to approval by the Board, provided, however, that if no specific determination is made by the Compensation Committee with respect to any of the foregoing matters, each option shall, subject to any other specific provisions of the Plan, contain the following terms and conditions:

(a) the period during which an option shall be exercisable shall be 10 years from the date of the grant; and

(b) the optionee may take up and pay for not more than 20% of the Common Shares covered by the option after the expiration of each one-year period in arrears from the date of the grant; provided, however, that if the number of Common Shares taken up under the option after the expiration of each one-year period is less than 20% of the Common Shares covered by the option, the optionee shall have the right, on a cumulative basis, at any time or from time to time during the remainder of the term of the option, to purchase such number of Common Shares subject to the option that were purchasable, but not purchased by such optionee, after the expiration of each such one-year period.

         The purchase price for Common Shares granted under options is the weighted average trading price for such Common Shares for the five days preceding the date of grant during which the Common Shares were traded on the TSX.

         The Plan provides for the following limitations on the number of Common Shares issuable thereunder:

(a) the aggregate number of Common Shares reserved for issuance at any time to any one optionee shall not exceed 5% of the number of Common Shares of the Corporation outstanding on a non-diluted basis at such time, less the total of all shares reserved for issuance to such optionee pursuant to any other share compensation arrangement of the Corporation and its affiliates;

(b) the aggregate number of Common Shares issuable (or, reserved for issuance) to insiders of the Corporation and its affiliates under the Plan or any other share compensation arrangement of the Corporation and its affiliates, cannot at any time exceed 10% of the issued and outstanding Common Shares; and

(c) the aggregate number of Common Shares issued to insiders under the Plan or any other share compensation arrangement of the Corporation and its affiliates, within a one-year period, cannot exceed 10% of the issued and outstanding Common Shares.

         Subject to any express resolution passed by the Board or the Compensation Committee with respect to an option, an option, and all rights to purchase Common Shares pursuant thereto, shall expire and terminate immediately upon an optionee ceasing to be a director, full-time employee, consultant or member of the Scientific Advisory Board of the Corporation and its affiliates. For greater certainty, the optionee shall not lose any rights to any options granted pursuant to the Plan if he/she changes positions within the Corporation and its affiliates so long as he/she remains eligible. If before the expiry of an option, in accordance with the terms thereof, the employment of the optionee by the Corporation and its affiliates terminates for any reason whatsoever other than termination by the Corporation and its affiliates for cause, but including termination by reason of the death of the optionee, such option may, subject to the terms thereof and any other terms of the Plan, be exercised, if the optionee is deceased, by the legal personal representative(s) of the estate of the optionee during the first three months following the death of the optionee, or if he/she is alive, by the optionee, at any time within three months of the date of termination of the employment of the optionee (but in either case prior to the expiry of the option in accordance with the terms thereof), but only to the extent that the optionee was entitled to exercise such option at the date of the termination of his employment.

         The Board may, subject to regulatory approval, amend or discontinue the Plan at any time; provided, however, that no such amendment may increase the maximum number of Common Shares that may be optioned under the Plan, change the manner of determining the minimum option price or, without the consent of the optionee, alter or impair any option previously granted to an optionee under the Plan.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

         The following table indicates the number of Common Shares to be issued upon the exercise of outstanding options, the weighted average exercise price of such outstanding options and the number of Common Shares remaining for future issuance under the Plan. The number of Common Shares presented in this table includes the 220,000 Common Shares issuable to Dr. Francesco Bellini, O.C. of which 160,000 are subject to the achievement of certain performance targets, pursuant to an agreement dated December 1, 2004 between the Corporation and Dr. Bellini (the "Performance Target Agreement").

                                                                                               NUMBER OF COMMON SHARES
                                                                                               REMAINING AVAILABLE FOR
                                                                                                FUTURE ISSUANCE UNDER
                                                                WEIGHTED-AVERAGE EXERCISE     EQUITY COMPENSATION PLANS
                                  NUMBER OF COMMON SHARES TO       PRICE OF OUTSTANDING         (EXCLUDING SECURITIES
                                  BE ISSUED UPON EXERCISE OF             OPTIONS,               REFLECTED IN THE FIRST
PLAN CATEGORY                        OUTSTANDING OPTIONS                   ($)                         COLUMN)
------------------------------    --------------------------    --------------------------    --------------------------
Equity compensation plans                 2,703,788                      16.97(1)                     2,346,493
approved by securityholders
Equity compensation plans not                 0                            N/A                            0
approved by securityholders
Total                                     2,703,788                      16.97(1)                     2,346,493

NOTES:

(1) The information presented in this column does not include the 220,000 Common Shares issuable to Dr. Bellini under the Performance Target Agreement.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

         No officers, directors, employees or former officers, directors and employees of the Corporation were indebted to the Corporation as at March 1, 2006.

DIRECTORS' AND OFFICERS' INSURANCE

         The Corporation provides insurance for the benefit of its directors and officers against liability incurred by them in these capacities. The current aggregate policy limit is US$15,000,000, the first US$500,000 of certain claims being deductible and payable by the Corporation. The premium is US$541,000 for a thirteen-month term ending October 16, 2006. This premium, which has not been specifically allocated between directors as a group and officers as a group, was paid entirely by the Corporation.

TERMINATION OF EMPLOYMENT, CHANGE IN CONTROL AND EMPLOYMENT AGREEMENTS

         In case of termination of the employment of each of the Named Executive Officers for reason other than for just cause or for good reason, and other than termination following a change of control of the Corporation, Drs. Shona McDiarmid, Andreas Orfanos and Denis Garceau and Mr. Mariano Rodriguez are entitled, under their employment agreements, to lump sum payments of $290,000, $283,250, $283,250 and $170,000, respectively.

         In case of termination of the employment of each of the Named Executive Officers following a change of control of the Corporation, Drs. Shona McDiarmid, Andreas Orfanos, Denis Garceau and Mr. Mariano Rodriguez are entitled, under their employment agreements, to lump sum payments of $580,000, $566,500, $566,500 and $340,000, respectively. Following a change of control of the Corporation, if Drs. Shona McDiarmid, Andreas Orfanos, Denis Garceau and Mr. Mariano Rodriguez elect to remain in their function for at least six months following such change of control and, prior to the expiry of two years following such change of control, decide to leave the employment of the Corporation for any reason whatsoever, they are entitled, under their employment agreements, to lump sum payments of $290,000, 283,250, $283,250 and $170,000, respectively.

COMPOSITION OF THE COMPENSATION COMMITTEE

         The Compensation Committee of the Board currently consists of Dr. Colin Bier (Chair), Dr. Frederick H. Lowy and Mr. Ronald M. Nordmann.

REPORT ON EXECUTIVE COMPENSATION

         The Corporation's current compensation policy for its executive officers, including the Named Executive Officers, emphasizes incentive-based compensation over base salary. Through the granting of options to purchase Common Shares, the executive officers of the Corporation, including the Named Executive Officers, are provided with incentive to (a) advance the drug development programs of the Corporation towards commercialization and (b) enhance the market value of the Corporation's Common Shares. In order to establish base salary and bonus compensation levels, the Corporation studies, among other things, the competitive market environment.

         More specifically, the compensation of the Corporation's executive officers is based on the experience and expertise of each executive officer relative to Canadian benchmarking analyses performed by leading and recognized compensation experts, such as Mercer and Aon. Bonuses are granted in accordance with the individual performance of each executive officer of the Corporation which is evaluated in the context of the annual performance review process and the achievement of milestones. When and if the Corporation generates revenues from the sale of its products, sales and profit contributions will factor into the determination of annual performance bonuses.

         The services of the Corporation's Chief Executive Officer, Dr. Francesco Bellini, O.C., are provided under a Management Services Agreement (as defined herein) between the Corporation and Picchio Pharma. See "Interest of Informed Persons in Material Transactions and Material Contracts -- Management Services Agreement". In accordance with its compensation policy for executive officers, the total compensation package for Dr. Bellini emphasizes incentive-based compensation over base salary, in that Dr. Bellini and the Corporation are party to a Performance Target Agreement under which the Corporation agreed to issue Common Shares to Dr. Bellini upon the achievement of certain performance targets. The issuance of the Common Shares to Dr. Bellini pursuant to the Performance Target Agreement is directly linked to the Corporation's performance and the relative weight attributed to each milestone is indicated by the number of Common Shares issuable upon the achievement of each of them. See "Interest of Informed Persons in Material Transactions and Material Contracts -- Performance Target Agreement". Considering Dr. Bellini's experience and expertise, his compensation is consistent with compensation arrangements for other Chief Executive Officers in the same industry in North America.

         The members of the Compensation Committee, whose names are set out above, have approved the issue of the foregoing report and its inclusion in this proxy circular.

PERFORMANCE GRAPH

         The outstanding Common Shares began trading at the opening of business on June 22, 2000, on the TSX (NRM).

         The following graph compares, as at the end of each quarter up to December 31, 2005, the cumulative total shareholder return on $100 invested in Common Shares on December 31, 2000, with the cumulative total shareholder return on the S&P/TSX Composite Index, assuming reinvestment of all dividends.

                                    [GRAPHIC]

REPORT ON CORPORATE GOVERNANCE

         The CSA has adopted National Policy 58-201 -- Corporate Governance Guidelines (the "Guidelines") to provide guidance to Canadian reporting issuers regarding corporate governance. The Guidelines relate to a number of significant governance issues, including the proper role of the board of directors, its structure and composition and its relationship with shareholders and management. The CSA has also adopted National Instrument 58-101 -- Disclosure of Corporate Governance Practices requiring that disclosure be made by a listed corporation of its corporate governance practices. A complete description of the Corporation's corporate governance practices, with specific references to each of the Guidelines, is attached hereto as Schedule A. The Nominating and Corporate Governance Committee, currently composed of Mr. Ronald M. Nordmann (chair), Mr. Peter Kruyt, Mr. Francois Legault and Dr. Emil Skamene, has reviewed the disclosure set out in Schedule A.

         The Board continues to periodically review corporate governance proposals made by the CSA and NASDAQ. As new standards become effective, the Board will review and amend, where necessary and appropriate, its corporate governance practices and the eligibility of the members of the Board on each committee and shall, if necessary, make appropriate changes.

         The following is a description of the current committees of the Board:

         COMMITTEES OF THE BOARD

         Audit Committee
         ---------------

         The mandate of the Audit Committee includes assisting the Board in its oversight of (i) the integrity of the Corporation's financial statements, accounting and financial reporting processes, system of internal controls over financial reporting and audit process, (ii) the Corporation's compliance with, and process for monitoring compliance with, legal and regulatory requirements so far as they may relate to matters of financial reporting, (iii) the independent auditors' qualifications, independence and performance, and (iv) the performance of the Corporation's internal audit function (if any). The current members of the Audit Committee are Mr. Graeme K. Rutledge (chair), Dr. Colin Bier and Mr. John Molloy.

         Under the listing requirements of NASDAQ, no director who is not independent, may be appointed to the audit committee of a company, except under limited circumstances. For the year ended December 31, 2005, Mr. Molloy was not independent under such requirements, as he is the President and Chief Executive Officer of Parteq Research and Development Innovations, Queen's University ("Parteq"), a former licensor of the Corporation. However, in accordance with such requirements, the Board resolved, for the year ended December 31, 2005, that the continued membership of Mr. Molloy on the Audit Committee was required in the best interests of the Corporation and its shareholders because of his knowledge of the Corporation and experience in such matters.

         Additional information regarding the Audit Committee can be found under the heading "Audit Committee" in the Corporation's Annual Information Form for the year ended December 31, 2005.

         Compensation Committee
         ----------------------

         The mandate of the Compensation Committee includes reviewing the compensation arrangements for the Corporation's employees, including executive officers and directors, and making recommendations to the Board with respect to such compensation arrangements, as well as making recommendations to the

Board with respect to the Corporation's incentive compensation plans and equity-based plans and overseeing succession planning. The Compensation Committee is also responsible for preparing an annual report on executive compensation for purposes of disclosure to shareholders. That report can be found above under the heading "Report on Executive Compensation". The current members of the Compensation Committee are Dr. Colin Bier (chair), Dr. Frederick
H. Lowy and Mr. Ronald M. Nordmann.

         Nominating and Corporate Governance Committee
         ---------------------------------------------

         The mandate of the Nominating and Corporate Governance Committee is to develop and recommend to the Board a set of corporate governance principles and to prepare and review the disclosure with respect to, and the operation of, the Corporation's system of corporate governance, before such disclosure is submitted to the Board for its approval. The Nominating and Corporate Governance Committee is responsible for the review and periodic update of the Corporation's Code of Ethics which governs the conduct of the Corporation's directors, officers and other employees. Moreover, the Nominating and Corporate Governance Committee is mandated to examine, on an annual basis, the size and composition of the Board and, if appropriate, recommend to the Board a program to establish a Board comprised of members who facilitate effective decision-making. Finally, the Nominating and Corporate Governance Committee shall identify individuals qualified to become members of the Board, recommend to the Board nominees to be put before shareholders at each annual meeting and recommend to the Board a process for board, committee and director assessment. The current members of the Nominating and Corporate Governance Committee are Mr. Ronald M. Nordmann (chair), Mr. Peter Kruyt, Mr. Francois Legault and Dr. Emil Skamene.

         COMMUNICATIONS, INSIDER TRADING, CONFIDENTIAL INFORMATION AND DISCLOSURE POLICIES

         The Board is committed to an effective communications policy with all stakeholders including shareholders, suppliers, advertisers, employees, agents and members of the investment community. The Corporation is committed to complying with all laws, regulations and policies which are applicable to it, as well as to best practices in the field. This commitment is evidenced, notably, by the adoption by the Corporation of a Disclosure and Trading Policy.

         The Audit Committee or the Board reviews in advance all press releases which disclose financial results. Other statutory documents or documents required to be prepared, filed and delivered including, without limitation, the annual report, proxy materials and Annual Information Form are reviewed by members of the Board and, where required, these documents are approved by the Board.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS AND MANAGEMENT CONTRACTS

         MANAGEMENT SERVICES AGREEMENT

         On March 1, 2003, the Corporation entered into a management services agreement (the "Management Services Agreement") with Picchio International Inc. ("Picchio International") into which Picchio Pharma intervened (Picchio Pharma and Picchio International are sometimes referred to collectively in this management proxy circular as the "Picchio Group"). All of the shares of Picchio International are owned by Dr. Francesco Bellini, O.C., and his spouse. The Management Services Agreement was amended as of the 30th day of October, 2003 to permit the grant of performance based fees at the discretion of the Board. The Management Services Agreement currently runs until November 30, 2007.

         The Management Services Agreement provides that Picchio International shall provide to the Corporation the services of Dr. Bellini as Chief Executive Officer of the Corporation and provide the services of other members of the Picchio Group, including all senior managers of Picchio Pharma. Under the agreement, the Picchio Group is currently providing, and will continue to provide, on-going regular consulting and advisory services, including services related to reviewing existing and potential research and development activities, and existing potential clinical programs, financing activities, partnering and licensing opportunities, commercialization plans and programs, and advising and assisting in investor relations activities.

         In consideration of the services rendered under the Management Services Agreement, Picchio International receives a monthly fee of $204,474 (the monthly fee as at January 1, 2006, which fee is adjusted on a yearly basis, with the approval of the Compensation Committee, to take increases in the consumer price index for Montreal into account). This amount includes all direct and indirect costs and expenses, including travel and all other out-of-pocket expenses, incurred by Dr. Bellini and the Picchio Group relating to the services provided pursuant to such agreement. During the fiscal periods ended December 31, 2005, 2004 and 2003, Picchio International received aggregate amounts of $2,400,000, $1,080,000 ($200,000 of which was received in 2005) and $730,000 (including
$250,000 of performance-based fees) (for the six-months period ending December 31, 2003), respectively, under the Management Services Agreement. The Management Services Agreement also provides for the payment, from time to time, to Picchio International of a discretionary amount as a performance based fee for services rendered. The amount of such performance based fee, if any, will be determined by the Board at its sole discretion. Each party has the right to terminate the Management Services Agreement at any time upon sending a written prior notice of 180 days. The Management Services Agreement provides that it shall be automatically renewed for successive one year terms unless either party sends a prior written notice of non-renewal to the other party at least 90 days prior to the then current termination date. The Management Services Agreement may not be terminated by Picchio International prior to May 31, 2006.

         The Management Services Agreement provides that the Picchio Group shall not, without the Corporation's written consent, during the term of such agreement and for the 24 months following the termination of the Management Services Agreement, carry on or be engaged in any business which is the same or similar to or in competition in any material way with any of the businesses which the Corporation now or which the Corporation shall, during the term of such agreement, carry on anywhere in the world. The Picchio Group also agreed not to hire any of the Corporation's employees during the term of the Management Services Agreement and for the twelve months following its expiration.

         PERFORMANCE TARGET AGREEMENT

         Pursuant to the Performance Target Agreement, the Corporation agreed to issue up to 220,000 Common Shares to Dr. Bellini in consideration of his services and subject to the accomplishment of certain performance targets. In particular, the Corporation agreed to issue 60,000 Common Shares to Dr. Bellini upon execution of the Performance Target Agreement, 55,000 Common Shares upon the execution of a collaboration agreement in respect of tramiprosate (Alzhemed(TM)), 55,000 Common Shares upon the execution of a collaboration agreement in respect of eprodisate (Fibrillex(TM)), 25,000 Common Shares upon the completion of a third-party equity and/or debt financing and 25,000 Common Shares upon the restructuring of the Corporation's management structure, including formalizing a succession plan. The issuance of the shares pursuant to the Performance Target Agreement was approved by the shareholders of the Corporation and regulators in 2005 and provides that the Corporation may, at its option, purchase Common Shares in the open market to satisfy its obligations under the Performance Target Agreement. Dr. Bellini has met the performance target in respect of the eprodisate (Fibrillex(TM)) transaction and in respect of the financing.

         If Dr. Bellini ceases to be an officer and director of the Corporation and no longer provides management services to the Corporation, directly or through a formal agreement such as the Management Services Agreement described herein, for any reason other than termination without cause or death or incapacity, all rights granted under the Performance Target Agreement shall be immediately forfeited as of the first date on which Dr. Bellini is no longer an officer, director or management service provider and Dr. Bellini shall not be entitled to receive any Common Shares pursuant to the Performance Target Agreement. In the event of the death or incapacity of Dr. Bellini or termination of such management services without cause, Dr. Bellini or his heirs or other legal representatives, as the case may be, shall be entitled to receive, within 90 days of the death, determination of incapacity or termination, the Common Shares which are issuable or deliverable, as the case may be, by the Corporation upon the execution of the Performance Target Agreement and in respect of which the relevant performance target has been achieved.

         All rights, and the payment obligations relating thereto, are for the benefit of Dr. Bellini or, in the event of his death, his heirs or other legal representatives. Dr. Bellini shall not be entitled to transfer, assign, charge, pledge or hypothecate, or otherwise alienate, whether by operation of law or otherwise, any such rights and they shall not be subject to execution, attachment or similar process.

         EXERCISE OF WARRANTS BY PICCHIO PHARMA

         On July 25, 2005 and February 16, 2006, Picchio Pharma exercised warrants previously issued under private placement made by the Corporation in July 2002 and February 2003, generating proceeds to the Corporation of approximately $18.1 million in the aggregate and resulting in the issuance to Picchio Pharma of four million Common Shares. No warrants remain outstanding.

AUDITORS OF THE CORPORATION

         KPMG LLP, Chartered Accountants, have been the auditors of the Corporation since September 1995. The Board recommends that shareholders vote for the appointment of KPMG LLP, Chartered Accountants, as auditors of the Corporation and the authorization of the Audit Committee to fix the auditors' remuneration. THE PERSONS NAMED IN THE ENCLOSED FORM OF PROXY INTEND TO CAST THE VOTES TO WHICH THE SHARES REPRESENTED BY SUCH PROXY ARE ENTITLED FOR THE REAPPOINTMENT OF KPMG LLP, CHARTERED ACCOUNTANTS, AS AUDITORS OF THE CORPORATION FOR THE TERM EXPIRING WITH THE NEXT ANNUAL MEETING OF SHAREHOLDERS, AND TO AUTHORIZE THE AUDIT COMMITTEE TO FIX THEIR REMUNERATION, UNLESS OTHERWISE DIRECTED BY THE SHAREHOLDERS APPOINTING THEM.

2006 SHAREHOLDER PROPOSALS

         Shareholder proposals must be submitted no later than December 15, 2006 to be considered for inclusion in the Management Proxy Circular for the purposes of the Corporation's 2007 annual meeting of shareholders.

ADDITIONAL INFORMATION

         Financial information is provided in the Corporation's audited financial statements and management's discussion and analysis for its most recently completed financial year. Copies of these documents and additional information relating to the Corporation are available on SEDAR at www.sedar.com.

APPROVAL BY DIRECTORS

         The contents of this proxy circular and the sending thereof have been approved by resolution of the Board.

         DATED at Laval, Quebec, Canada, March 17, 2006.



                           [SIGNATURE]

                           David Skinner
                           Corporate Secretary

                                   SCHEDULE A


                         CORPORATE GOVERNANCE PRACTICES


This Schedule provides a detailed comparison of the Corporation's governance practices with the Guidelines. All capitalized terms used but not defined in this Schedule shall have the meanings ascribed thereto in the Circular.


--------------------------------------------------------------------------------
GOVERNANCE DISCLOSURE GUIDELINE UNDER NI 58-101
--------------------------------------------------------------------------------
A.       DIRECTORS
--------------------------------------------------------------------------------
1. The board should have a majority of independent directors.
--------------------------------------------------------------------------------
THE CORPORATION'S GOVERNANCE PROCEDURES
--------------------------------------------------------------------------------
The Board currently consists of a majority of independent directors as, of the ten directors currently serving on the Board, seven are considered independent, namely Dr. Colin Bier, Mr. Jean-Guy Desjardins, Mr. Peter Kruyt, Dr. Frederick
H. Lowy, Mr. Ronald M. Nordmann, Mr. Graeme K. Rutledge and Dr. Emil Skamene. Dr. Francesco Bellini, O.C., Mr. Francois Legault and Mr. John Molloy are not independent directors. The additional nominees, namely Messrs. Andre Desmarais, Neil Flanzraich and Calin Rovinescu, will also be independent directors if elected at the Meeting.

Pursuant to a subscription agreement dated July 25, 2002, by and between Picchio Pharma, P.P. Luxco Holdings II S.A.R.L. and the Corporation, the Corporation covenanted to cause a total of three nominees of Picchio Pharma to be included in the list of management nominees to be proposed for election to the Board at each meeting of shareholders occurring following the date thereof. Picchio Pharma's right shall terminate on the date it ceases to beneficially hold at least 15% of the issued and outstanding Common Shares (including Common Shares issuable upon exercise of the warrants issued to them concurrently). Dr. Bellini and Messrs. Kruyt and Nordmann are the current nominees of Picchio Pharma.

Dr. Francesco Bellini, O.C., Chairman, President and Chief Executive Officer (the "CEO") of the Corporation, is not an independent director as he is a member of the management of the Corporation. Mr. Francois Legault is not an independent director, as (i) Dr. Bellini sits on the compensation committee of ViroChem Pharma Inc. and (ii) he is the Chief Operating Officer of ViroChem Pharma Inc., a corporation which received, for the year ended December 31, 2004, approximately $500,000 from the Corporation as consideration for the sale of laboratory equipment and of which Dr. Bellini is Chairman of the Board of Directors. Mr. John Molloy is also not an independent director, as he is President and Chief Executive Officer of Parteq, the technology transfer

                                      -2-
entity at Queen's University, Kingston, Ontario. Parteq and Queen's University have entered into assignment agreements with Neurochem (International) Limited, a wholly-owned subsidiary of the Corporation, in relation to certain intellectual property in consideration for an upfront payment, annual technology payments, deferred milestone payments and deferred graduated payments based on revenues to be generated from net sales of commercial products. Additional information in this respect can be found under the heading "Intellectual Property" in the Corporation's Annual Information Form for the year ended December 31, 2005.

A record of attendance of each director at Board meetings held since the beginning of the Corporation's most recently completed financial year is included on page 5 of this circular.
--------------------------------------------------------------------------------
2. If a director is presently a director of any other reporting issuer, identify both the director and the other issuer.

A table identifiying which directors are also directors of other reporting issuers is included on 6 of this circular.
--------------------------------------------------------------------------------
3. The chair of the board should be an independent director.

The Chairman of the Board, Dr. Francesco Bellini, O.C., is not an independent director. Given its current state of development and the controls in place, the Board is of the opinion that it is in the best interests of the Corporation and its shareholders to have Dr. Francesco Bellini, O.C., continue to act as Chairman, President and CEO of the Corporation.

Mr. Ronald M. Nordmann has been appointed lead director of the Corporation, to provide leadership to the other independent directors. Mr. Nordmann leads sessions attended only by the independent directors, is the chairman of the Nominating and Corporate Governance Committee and serves as a liaison among the directors and between the board and senior management.
--------------------------------------------------------------------------------
4. The independent directors should hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance.

The independent directors hold meetings at which non-independent directors and members of management are not in attendance after almost all, if not all, regularly scheduled meetings of the Board.
--------------------------------------------------------------------------------
B.  MANDATE OF THE BOARD OF DIRECTORS
--------------------------------------------------------------------------------
5. The board should adopt a written mandate in which it explicitly acknowledges responsibility for the stewardship of the issuer.

The Board has explicitly assumed responsibility for the stewardship of the Corporation in a formal Mandate of the Board of Directors, which was revised in February 2006. This Mandate is regularly reviewed and is attached herewith as Schedule B.
--------------------------------------------------------------------------------
C.  POSITION DESCRIPTIONS
--------------------------------------------------------------------------------
6. The board should develop clear position descriptions for the chair of the board and the chair of each board committee. In addition, the board should develop a clear position description for the president and CEO. The board should also develop or approve the goals and objectives that the president and CEO must meet.

The Board of Directors is developing position descriptions for the CEO, the Chairman of the Board and the Chair of each committee. The Mandate of the
Board of Directors, along with the charters of the committees, set forth the roles and responsibilities of the Board of Directors and its committees and guide the Chairman of the Board and the Chairs of each committee in discharging their own responsibilities. The Board of Directors also periodically discusses with the CEO his role and responsibilities, as well as his goals and objectives.
--------------------------------------------------------------------------------
D.  ORIENTATION AND CONTINUING EDUCATION
--------------------------------------------------------------------------------
7. The board should ensure that all new directors receive a comprehensive orientation. All new directors should understand the nature and operation of the issuer's business.

The board should provide continuing education opportunities for all directors.

The Nominating and Corporate Governance Committee has the mandate, explicitly documented in its Charter, to consider the appropriateness of implementing, from time to time and as appropriate, orientation and continuing education for directors.

Directors receive comprehensive packages prior to each Board and committee meetings, and are regularly briefed by management to discuss the business and activities of the Corporation and the developments in the industry in which it operates.
--------------------------------------------------------------------------------
E.  ETHICAL BUSINESS CONDUCT
--------------------------------------------------------------------------------
8. The board should adopt a written code of business conduct and ethics. The code should be applicable to directors, officers and employees of the issuer.

The Corporation has adopted a written code of ethics. This code is available through EDGAR at www.sec.gov and SEDAR at www.sedar.com. All directors, officers and employees of the Corporation are provided with a copy of the code of ethics.
--------------------------------------------------------------------------------
9. The board should be responsible for monitoring compliance with the code. Any waivers from the code that are granted for the benefit of the issuer's directors or executive officers should be granted by the board (or a board committee) only.

The Nominating and Corporate Governance Committee monitors compliance with the Corporation's code of ethics. The Board has not granted any waiver from the code of ethics in favour of any director or executive officer of the Corporation in the fiscal year ended December 31, 2005.
--------------------------------------------------------------------------------
10. The board must ensure that directors exercise independent judgment in considering transactions and agreements in which a director or executive officer has a material interest.

The code of ethics of the Corporation provides that each director, officer or employee, including in particular senior financial officers, (collectively the "Employees") of the Corporation must avoid any conflict, or perception of conflict, between his or her personal interests and the interests of the Corporation in transacting the Corporation's business. All actions and decisions by Employees in the performance of work must be based on impartial and objective assessments of the Corporation's interests in the situation, totally without regard to any gifts, favours, or similar benefits from outside parties that could affect (or be seen by others to possibly affect) their judgment. Any gift, loan to or guarantee of obligation of, or benefit of any kind that has a value in excess of $100 must be approved by the Chief Financial Officer or, in his absence, the General Counsel of the Corporation.

The code of ethics also provides that no Employee shall
have any financial interest or position with any entity that transacts business with or competes with the Corporation other than the ownership of a minor percentage of shares in a public company without immediately disclosing these interests and obtaining the approval of the Chief Financial Officer or, in the case of directors or officers, the Board.
--------------------------------------------------------------------------------
11. The board must take steps to encourage and promote a culture of ethical business conduct.

The Board is committed to encouraging and promoting a culture of ethical business conduct and integrity throughout the Corporation. In order to achieve this objective, and in addition to the implementation, monitoring and enforcement of the Corporation's code of ethics, the Board has adopted a complaints procedure for accounting, auditing and scientific matters, to ensure that an anonymous complaints procedure is in place and that there will be no retaliation against employees who have complaints in these respects.
--------------------------------------------------------------------------------
F.  NOMINATION OF DIRECTORS
--------------------------------------------------------------------------------
12. The board should appoint a nominating committee composed entirely of independent directors.

The Nominating and Corporate Governance Committee is responsible for identifying nominees to the Board for election as directors. The Nominating and Corporate Governance Committee is composed of a majority of independent directors.
--------------------------------------------------------------------------------
13. The nominating committee should have a written charter that clearly establishes the committee's purpose, responsibilities, member qualifications, member appointment and removal, structure, operations and manner of reporting to the board. In addition, the nominating committee should be given authority to engage and compensate any outside advisor that it determines to be necessary to permit it to carry out its duties.

The Board has adopted a charter of the Nominating and Corporate Governance Committee which clearly establishes the Nominating and Corporate Governance Committee's purpose, responsibilities, member qualifications, member appointment and removal, structure, operations and manner of reporting to the Board. The charter also provides authority to the Governance Committee to engage an outside advisor, if necessary.
--------------------------------------------------------------------------------
14. Prior to nominating or appointing individuals as directors, the board should adopt a process involving the following steps: consider what competencies and skills the board, as a whole, should possess and assess what competencies and skills each existing director possesses.

The Board is composed of directors with a variety of backgrounds, skills and experience. The Nominating and Corporate Governance Committee is responsible for identifying and recommending to the Board individuals qualified to become board members.

From time to time and as appropriate, the Nominating and Corporate Governance Committee reviews the credentials of nominees to the Board, and assesses the existing strengths of the Board as well as the changing needs of the Corporation, to determine which individuals possess the competencies and skills it should seek in new Board members to add value to the Corporation.
--------------------------------------------------------------------------------
15. The board should also consider the appropriate size of the board, with a view to facilitating effective decision-making by the board.

The Board presently consists of ten directors with a variety of backgrounds. Its size and composition are subject to periodic review of the Nominating and Corporate Governance Committee, and the Board is of
the opinion that it will be most effective as composed after the Meeting.
--------------------------------------------------------------------------------
16. The nominating committee should be responsible for identifying individuals qualified to become new board members and recommending to the board the new director nominees for the next annual meeting of shareholders.

The Nominating and Corporate Governance Committee is responsible for identifying and recommending to the Board new candidates for election and for filing of director vacancies.
--------------------------------------------------------------------------------
17. In making its recommendations, the nominating committee should consider the competencies and skills that the board considers to be necessary for the board, as a whole, to possess and those that the board considers each existing director and new nominee to possess.

As described above, the Nominating and Corporate Governance Committee ensures that the composition of the Board is such that the required competencies and skills are represented on the Board and that the nominees make up a competent team which can carry out the Mandate of the Board and add value to the Corporation.
--------------------------------------------------------------------------------
G.  COMPENSATION
--------------------------------------------------------------------------------
18. The board should appoint a compensation committee composed entirely of independent directors.

The Compensation Committee is responsible for assisting the Board in discharging its oversight responsibilities relating to human resources and executive compensation. The Compensation Committee is composed entirely of independent directors.
--------------------------------------------------------------------------------
19. The compensation committee should have a written charter that establishes the committee's purpose, responsibilities, member qualifications, member appointment and removal, structure, operations and the manner of reporting to the board. In addition, the compensation committee should be given authority to engage and compensate any outside advisor that it determines to be necessary to permit it to carry out its duties.

The Board has adopted a charter of the Compensation Committee which clearly establishes the Compensation Committee's purpose, responsibilities, member qualifications, member appointment and removal, structure, operations and manner of reporting to the Board. The charter also provides authority to the Compensation Committee to engage an outside advisor, if necessary, with the approval of the Nominating and Corporate Governance Committee.
--------------------------------------------------------------------------------
20. The compensation committee should be responsible for: reviewing and approving corporate goals and objectives relevant to CEO compensation, evaluating the CEO's performance in light of those corporate goals and objectives, and determining (or making recommendations to the board with respect to) the CEO's compensation level based on this evaluation; making recommendations to the board with respect to non-CEO officer and director compensation, incentive-compensation plans and equity-based plans and reviewing executive compensation disclosure before the issuer publicly discloses this information.

     The Compensation Committee is responsible for reviewing and recommending to the Board the levels of compensation of the CEO and the officers reporting to the CEO as well as reviewing the objectives of the CEO and assessing his performance in respect of such assessment. The Compensation Committee is also responsible for reviewing the adequacy and forms of compensation, director compensation and the review of the executive compensation disclosure of the issuer.
--------------------------------------------------------------------------------
21. If a compensation consultant or advisor has, at any time since the beginning of the issuer's most recently completed financial year, been retained to assist in determining compensation for any of the issuer's directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.


No such consultant or advisor has been retained since the beginning of the Corporation's most recently completed financial year.

--------------------------------------------------------------------------------
H.  OTHER BOARD COMMITTEES
--------------------------------------------------------------------------------
22. Identify the standing committees of the board other than the audit, nominating and compensation committees, and describe their function.

The Corporation has no other committees than the Audit Committee, Nominating and Corporate Governance Committee and Compensation Committee described in detail at pages 13-14 of this circular.
--------------------------------------------------------------------------------
I.  ASSESSMENTS
--------------------------------------------------------------------------------
23. The board, its committees and each individual director should be regularly assessed regarding his, her or its effectiveness and contribution.

The Nominating and Corporate Governance Committee has the mandate, explicitly documented in its Charter, to implement a process for assessing the effectiveness of the Board, its committees and individual directors.

Directors conduct an annual evaluation of the performance and effectiveness of the Board as a whole, in light of its Mandate. This evaluation is performed through peer review, a self-evaluation and discussions amongst the directors.
--------------------------------------------------------------------------------

                                   SCHEDULE B


                           BOARD OF DIRECTORS MANDATE


1.       MANDATE

1.1      In adopting this mandate,

         (a) the board acknowledges that the mandate prescribed for it by the Canada Business Corporations Act (the "CBCA") is to manage, or supervise the management of, the business and affairs of Neurochem Inc. (the "Corporation") and that this mandate includes responsibility for stewardship of the Corporation; and

         (b) the board explicitly assumes responsibility for the stewardship of the Corporation, as contemplated by the corporate governance guidelines adopted by the Canadian securities regulatory authorities (the "Canadian Guidelines").

2.       BOARD MEMBERSHIP

2.1 Number of Members -- The board shall consist of such number of directors as the board may determine from time to time, provided that such number shall be within the minimum and maximum number of directors set out in the Corporation's articles.

2.2      Independence of Members --
         -----------------------

         (a) At least three of the directors shall not be officers or employees of the Corporation or any of its affiliates.

         (b)  At least one-quarter of the directors shall be resident Canadians.

         (c) A majority of the directors shall be independent as defined under both the Canadian Guidelines and the Nasdaq listing requirements.

2.3 Election and Appointment of Directors -- Directors shall be elected by the shareholders at each annual meeting of shareholders, provided that if directors are not elected at any annual meeting, the incumbent directors continue in office until their successors are elected.

2.4 Vacancy -- The board may appoint a member to fill a vacancy, which occurs in the board between annual elections of directors to the extent permitted by the CBCA.

2.5 Removal of Members -- Any director may be removed from office by an ordinary resolution of the shareholders at a special meeting of shareholders.

2.6 Additional Directors -- In addition to filling vacancies on the board, the directors may at any time, without exceeding the number of directors provided by the articles of the Corporation, appoint one or more additional directors who shall hold office for a term expiring not later than the close of the next annual meeting of shareholders, provided that the total number of directors so appointed may not exceed one-third (1/3) of the number of directors elected at the previous annual meetings of shareholders.

3.       BOARD CHAIR

3.1 Chairperson of the Board -- The chairperson of the board shall, to the extent practicable, be independent within the meaning of the Canadian Guidelines. Where this is not appropriate, the board shall appoint an independent director within the meaning of the Canadian Guidelines to act as "lead director".

3.2 Chairperson of Meetings -- The chairperson of any meeting of the board shall be the first mentioned of such of the following officers as have been appointed and who is a director and is present at the meeting: chairperson of the board, chairperson of the executive committee of the board (if such a committee is constituted) or lead director. If no such officer is present, the directors present shall choose one of their number to be chairperson.

4.       MEETINGS OF THE BOARD

4.1 Quorum -- Unless otherwise fixed by resolution of the directors, a quorum of the board shall be a majority of its members.

4.2 Secretary -- The board may from time to time appoint a person who may, but need not, be a member of the board, to be secretary and who shall attend and be the secretary of all meetings of the board, shareholders and committees of the board, as the case may be.

4.3 Time and Place of Meetings -- Meetings of the board shall be held from time to time and at such place as the board, the lead director, the chairperson of the board, the chairperson of the executive committee of the board (if such a committee is constituted), the president or any two directors may determine.

4.4 Right to Vote -- Each member of the board shall have the right to vote on matters that come before the board unless precluded by the CBCA.

4.5 Invitees -- The board may invite officers and employees of the Corporation or any other person to attend meetings of the board to assist in the discussion and examination of the matters under consideration by the board.

4.6 Meeting of Independent Directors -- The independent directors must hold regularly scheduled meetings at which only independent directors are present.

4.7 Attendance and Preparedness -- Directors are expected to attend regularly scheduled meetings of the board and of the shareholders and to have prepared for the meetings by, at a minimum, reviewing in advance of the meeting the materials delivered in connection with the meeting. The attendance record of individual directors at meetings of the board will be disclosed in the Corporation's proxy circular as required by applicable law.

5.       OUTSIDE ADVISORS

5.1 Retaining and Compensating Advisors -- Each director shall have the authority to retain outside counsel and any other external advisors as appropriate with the approval of the Nominating and Corporate Governance Committee.

6.       REMUNERATION OF BOARD MEMBERS

6.1 Members of the board shall receive such remuneration for their service on the board and its committees as the board may determine from time to time.

7.       DUTIES AND RESPONSIBILITIES OF THE BOARD

7.1 Specific Aspects of Stewardship Function -- In adopting this mandate, the board hereby explicitly assumes responsibility for the matters set out below:

         (a) to the extent feasible, satisfying itself as to the integrity of the CEO and other executive officers and that the CEO and other executive officers create a culture of integrity throughout the organization;

         (b) adopting of a strategic planning process and approving, on at least an annual basis, a strategic plan which takes into account, among other things, the opportunities and risks of the business;

         (c) the identification of the principal risks of the Corporation's business and ensuring the implementation of appropriate systems to manage these risks;

         (d) succession planning, including appointing, training and monitoring senior management;

         (e)  adopting a communication policy for the Corporation; and

         (f) the Corporation's internal control and management information systems.

7.2 Corporate Governance Matters -- The board shall adopt and maintain corporate governance principles and guidelines recommended to it by the Nominating and Corporate Governance Committee and which comply with all applicable legal and stock exchange listing requirements and with such recommendations of relevant securities regulatory authorities and stock exchanges as the board may consider appropriate.

7.3      Nomination and Appointment of Directors --
         ---------------------------------------

         (a) The board shall nominate individuals for election as directors by the shareholders and shall require the Nominating and Corporate Governance Committee to make recommendations to it with respect to such nominations.

         (b) The board may fill such vacancies on the board as it is permitted by law to fill and shall require the Nominating and Corporate Governance Committee to make recommendations to it with respect to such vacancies.

         (c) The board shall consider recommendations made to it by the Nominating and Corporate Governance Committee with respect to the size and composition of the board.

         (d) In selecting candidates for nomination as directors, the board shall:

              (i) consider what competencies and skills the board, as a whole, should possess; and

              (ii) assess what competencies and skills each existing director possesses.

7.4 Significant Decisions -- The board shall require management to obtain its approval for all significant decisions, including major financings, acquisitions, dispositions, budgets and capital expenditures.

7.5 Information Flow from Management -- The board shall require management to keep it aware of the Corporation's performance and events affecting the Corporation's business, including opportunities in the marketplace and adverse or positive developments.

7.6 Position Descriptions -- The board shall develop clear position descriptions for the chairperson of the board, the lead director and the chair of each board committee. In addition, the board, together with the CEO, shall develop a clear position description for the CEO.

7.7 Corporate Objectives -- The board shall approve specific financial and business goals and objectives, which will be used as a basis for measuring the performance of the CEO.

7.8      Delegation to Committees --
         ------------------------

         (a) The board shall establish and maintain the following committees of the board, each having charters that incorporate all applicable legal and stock exchange listing requirements and with such recommendations of relevant securities regulatory authorities and stock exchanges as the board may consider appropriate:

              (i)  Audit Committee;

              (ii) Compensation Committee; and

              (iii) Nominating and Corporate Governance Committee.

         (b) Subject to the Corporation's articles and by-laws, the board may appoint any other committee of directors and delegate to such committee any of the powers of the board, except to the extent that such delegation is prohibited under the CBCA.

         (c) The board will appoint and maintain in office, members of each of its committees such that the composition of each such committee is in compliance with all applicable legal and stock exchange listing requirements and with such recommendations of relevant securities regulatory authorities and stock exchanges as the board may consider appropriate and shall require the Nominating and Corporate Governance Committee to make recommendations to it with respect to such matters.

         (d) The board will review the charters and the composition of each of its committees on a regular basis and will revise those mandates or amend the composition of its committees as it considers appropriate and shall require the Nominating and Corporate Governance Committee to make recommendations to it with respect to such matters.

7.9 Delegation to Management -- Subject to the Corporation's articles and by-laws, the board may designate the offices of the Corporation, appoint officers, specify their duties and delegate to them powers to manage the business and affairs of the Corporation, except to the extent that such delegation is prohibited under the CBCA.

7.10 Residual Authority -- The board retains responsibility for any matter that has not been delegated to management or to a committee of the directors.

7.11 Financial Statements -- The board shall review and, if appropriate, approve the Corporation's annual financial statements after the Audit Committee has reviewed and made a recommendation on those statements to the board.

7.12     Compensation Matters --
         --------------------

         (a) Executive Compensation Policy -- The board shall review the executive compensation policy submitted to it by the Compensation Committee.

         (b) Compensation and Benefits -- The board shall review and approve, as appropriate:

              (i) the overall structure of the Corporation's total compensation strategy, including the elements of the Corporation's annual and long-term incentive plans, including plan design, performance targets, administration and total funds/shares reserved for payments;

              (ii) the CEO's total compensation in light of the performance assessment by the Compensation Committee;

              (iii) the individual elements of total compensation for the executives named in the annual proxy statement and the total compensation of such other members of senior management not named in the annual proxy statement;

              (iv) the total compensation for the members of the board, in light of director compensation guidelines and principles established by the Compensation Committee;

              and shall require the Compensation Committee to make recommendations to it with respect to such matters.

         (c) Organizational Responsibilities -- The board shall review and approve as appropriate:

              (i) appointments for all mission critical positions (as such positions are defined by the Compensation Committee from time to time) and compensation packages for such appointments;

              (ii) the report on executive compensation that is required to be included in the Corporation's management proxy circular;

              and shall require the Compensation Committee to make recommendations to it with respect to such matters.

         (d) Pension Plan Matters -- The board shall receive and review reports from management and from the Compensation Committee covering administration, investment performance, funding, financial impact, actuarial reports and other pension plan related matters.

7.13     Code of Ethics --
         --------------

         (a) The board shall adopt a written code of business conduct and ethics (the "Code") recommended to it by the Nominating and Corporate Governance Committee and which complies with all applicable legal and stock exchange listing requirements and with such recommendations of relevant securities regulatory authorities and stock exchanges as the board may consider appropriate.

         (b) The board shall be responsible for monitoring compliance with the Code. Any waivers from the Code that are granted for the benefit of directors or executive officers of the Corporation shall be granted by the board (or a committee of the board) only.

7.14 Communication Policy -- The Board shall periodically review the Corporation's overall communications policy, including measures for receiving feedback from stakeholders.

8.       REGULAR BOARD ASSESSMENTS

8.1 Establish Process -- The board shall establish a process to be carried out by the Nominating and Corporate Governance Committee for regularly assessing the effectiveness and contribution of the board, its committees and each individual director.

8.2 Amendments to Mandate -- The board will review and reassess the adequacy of its mandate on a regular basis.

9.       ORIENTATION AND CONTINUING EDUCATION

9.1 The board shall ensure that all new directors receive a comprehensive orientation.

9.2 The board shall provide continuing education opportunities for all directors, so that individuals may maintain or enhance their skills and abilities as directors, as well as to ensure their knowledge and understanding of the Corporation's business remains current.

10.      INTERPRETATION

10.1 The provisions of this mandate shall at all times be subject to the provisions of the CBCA, the articles and the by-laws of the Corporation.

                                      * * *

  THIS MANDATE IS INTENDED AS A COMPONENT OF THE FLEXIBLE GOVERNANCE FRAMEWORK WITHIN WHICH THE BOARD, ASSISTED BY ITS COMMITTEES, DIRECTS THE AFFAIRS OF THE
  CORPORATION. WHILE IT SHOULD BE INTERPRETED IN THE CONTEXT OF ALL APPLICABLE LAWS, REGULATIONS AND LISTING REQUIREMENTS, AS WELL AS IN THE CONTEXT OF THE
 CORPORATION'S ARTICLES AND BY-LAWS, IT IS NOT INTENDED TO ESTABLISH ANY LEGALLY
     BINDING OBLIGATIONS. THE DIRECTORS HAVE THE RIGHT TO DEROGATE FROM THE PROVISIONS OF THIS MANDATE WHERE THE CIRCUMSTANCES WARRANT IT, TO THE EXTENT
   PERMITTED BY APPLICABLE LAWS, REGULATIONS AND LISTING REQUIREMENTS AND THE
                       CORPORATION'S ARTICLES AND BY-LAWS.

NEUROCHEM INC.                                            [COMPUTERSHARE LOGO] +

                                                9TH FLOOR, 100 UNIVERSITY AVENUE
                                                             TORONTO, ON M5J 2Y1
                                                           www.computershare.com

                                                                  CONTACT US AT:
                                                   www.computershare.com/service

                                                NRMQ

                                                SECURITY CLASS               XXX

                                                HOLDER ACCOUNT NUMBER

                                                C9999999999                I N D

                                                [BAR CODE]

                                                                99999      XXX 1
PROXY

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF NEUROCHEM INC. (the "COMPANY")

TO BE HELD IN THE OVALE ROOM AT THE RITZ-CARLTON MONTREAL, 1228 SHERBROOKE STREET WEST, MONTREAL, QUEBEC H3G 1H6, CANADA ON TUESDAY, MAY 9, 2006, AT 10:00 AM

THE UNDERSIGNED REGISTERED SHAREHOLDER ("REGISTERED SHAREHOLDER") OF THE COMPANY HEREBY APPOINTS Dr. Francesco Bellini, O.C., or failing this person, Dr. Andreas Orfanos, or failing this person, Mr. Mariano Rodriguez, or in the place of the foregoing, ______________ as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the meeting of the Registered Shareholders of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company registered in the name of the Registered Shareholder as specified herein.

RESOLUTIONS (For full detail of each item, please see the enclosed Notice of Meeting and Information Circular). Please indicate your voting preference by marking an "X" in the space provided.


.................................................................................
                                                                  FOR   WITHHOLD
................................................................................
1.  ELECTION OF DIRECTORS
.................................................................................
    The election as directors of those persons set forth in
    the accompanying proxy circular as management's nominees.
--------------------------------------------------------------------------------
                                                                  FOR   WITHHOLD
--------------------------------------------------------------------------------
2.  APPOINTMENT OF AUDITORS
.................................................................................
    Appointment of KPMG LLP, Chartered Accountants, as
    auditors of the Company for the ensuing year and
    authorizing the Audit Committee to fix their
    remuneration.
--------------------------------------------------------------------------------

THE UNDERSIGNED REGISTERED SHAREHOLDER HEREBY REVOKES ANY PROXY PREVIOUSLY GIVEN TO ATTEND AND VOTE AT SAID MEETING.

SIGN HERE:            _______________________________    DATE: _________________


PLEASE PRINT NAME:    _______________________________


THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED. SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE

                                                                        1PRXWF +

                      INSTRUCTIONS FOR COMPLETION OF PROXY

1.    THIS PROXY IS SOLICITED BY THE MANAGEMENT OF THE COMPANY.

2. This form of proxy ("Instrument of Proxy") MUST BE SIGNED by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and IF EXECUTED BY AN ATTORNEY, OFFICER, OR OTHER DULY APPOINTED REPRESENTATIVE, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. IF THIS INSTRUMENT OF PROXY IS NOT DATED in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Computershare.

4. A REGISTERED SHAREHOLDER WHO WISHES TO ATTEND THE MEETING AND VOTE ON THE RESOLUTIONS IN PERSON, may simply register with the scrutineers before the Meeting begins.

5. A REGISTERED SHAREHOLDER WHO IS NOT ABLE TO ATTEND THE MEETING IN PERSON BUT WISHES TO VOTE ON THE RESOLUTIONS, may do the following:

      (a) APPOINT ONE OF THE MANAGEMENT PROXYHOLDERS named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered
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            of Proxy, a management appointee acting as a proxyholder will vote
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            for the nominees of management for directors and auditor as identified in this Instrument of Proxy;

       OR

       (b) APPOINT ANOTHER PROXYHOLDER, who need not be a Registered Shareholder
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To be represented at the Meeting, this proxy form must be received at the office
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
[picture]

                                     We are
                                    Neurochem

                               2005 ANNUAL REPORT

[picture]

TABLE OF CONTENTS

02    Message to shareholders
06    2005 Highlights
20    Eprodisate (Fibrillex(TM))
24    AA amyloidosis
26    Tramiprosate (Alzhemed(TM))
30    The founders
33    Management's discussion and analysis
48    Consolidated financial statements
76    Executive management
76    Board of directors
77    Advisory boards
78    Shareholder information

A HEART-FELT THANK YOU Neurochem would like to express its gratitude to the patients, family members and healthcare professionals who co-operated in the preparation of this year's annual report. Their courage, candor and commitment are an inspiration to us all. It is our hope that, by sharing their stories, they will help underscore the urgent need for new paradigms of treatment to address unmet medical needs.

All dollar figures are Canadian dollars, unless specified otherwise. Neurochem Inc. and subsidiaries are referred to as Neurochem or the Company.

Neurochem 2005 Annual Report

[6 pictures]

                                 We are striving
                              to make a difference.

             The following pages present a portrait of our company.
              They offer an intimate view of inspiring stories and
            individuals. Patients and their families, anxious to find
          answers. Doctors and researchers, working tirelessly to seek solutions. This is equally a portrait of their common mission and uncommon determination. This is a portrait of how we are striving to make a difference at Neurochem.

Neurochem 2005 Annual Report

MESSAGE TO SHAREHOLDERS

Our focus for the past year has been to bring Neurochem closer to fulfilling its mission of enhancing people's lives by delivering new therapies for unmet medical needs. We made major progress in 2005 with regard to the development of the Company's key product candidates. I am proud to be associated with the many talented men and women whose energy and commitment have enabled us to advance scientific innovation, bring new hope to millions of people suffering from devastating illnesses and build a dynamic biopharmaceutical company of international stature.

      As the theme of this annual report suggests, our Company is all about people. Thanks to their collective efforts, we reached a historic level of corporate development subsequent to year's end, with final submission to the United States Food and Drug Administration (FDA) of a new drug application (NDA) for eprodisate (Fibrillex(TM)), which targets Amyloid A (AA) amyloidosis. Submission of this NDA -- the Company's first such application -- represents a major step forward in Neurochem's goal to deliver to market innovative drugs, thereby creating new therapeutic avenues for debilitating diseases and significant shareholder value.

      We also made progress during 2005 in terms of advancing tramiprosate (Alzhemed(TM)), our product candidate for the treatment of Alzheimer's disease
(AD), through the latter phases of its development. We further strengthened the Company's financial base and have all but completed the process of assembling a management team with the strength and depth required to take Neurochem to the next level in its evolution into a leading biopharmaceutical company. We have an exceptional roster of senior managers and product development specialists who, over the course of the year, demonstrated their ability to overcome challenges and keep driving towards the realization of our goals.

            "In 2005 we made major progress with regard to the development of the Company's key product candidates."

EPRODISATE (FIBRILLEX(TM)) - SUBMISSION FOR MARKETING APPROVAL IN THE UNITED STATES The know-how and commitment of our eprodisate (Fibrillex(TM)) development team, working in close collaboration with experts in the field of amyloidosis, proved instrumental in terms of the timely analysis and dissemination of the results of the landmark Phase II/III clinical trial.

      The data that emerged from the trial is impressive, particularly in terms of the product candidate's value in warding off decline in kidney function -- the most common clinical sign associated with AA amyloidosis. The specialist physicians directly involved in the trial greeted this clinically relevant, statistically meaningful data very favourably. We were pleased to receive this support despite the challenges we faced because some of the results of the clinical trial, as previously announced, did not meet predetermined statistical thresholds. In June 2005, the FDA agreed to file and review our NDA.

      We believe there is a strong case for approval of eprodisate (Fibrillex(TM)): the efficacity data is promising and the product candidate has a benign safety profile comparable to placebo. There currently is no specific treatment for the disease -- most patients progress inexorably from renal insufficiency to end-stage renal disease, dialysis and, ultimately, death.

Neurochem 2005 Annual Report

      I do not wish to speculate on the outcome of the FDA review process, but we are forging ahead with preparations for market entry in anticipation of a potential approval by the FDA. This product candidate stands to benefit from a number of advantages, having already received Orphan Drug Designation (ODD) status in the United States and Orphan Medicinal Product designation in the European Union, which normally provide seven and ten years of market exclusivity, respectively, following approval. It has been estimated that there are in excess of 40,000 patients currently diagnosed with AA amyloidosis in the United States and Europe. Eprodisate (Fibrillex(TM)) is the only product candidate with ODD status for the treatment of AA amyloidosis.

      Along with our commercialization partner, Centocor, Inc., we remain committed to bringing eprodisate (Fibrillex(TM)) to market. As I already stated, we are hopeful that the pending decision from the regulators will, in fact, be a positive one -- not just for us, but also for the many patients for whom there is no specific alternative treatment in sight.

            "We believe there is a strong case for approval of eprodisate (Fibrillex(TM))... and we are forging ahead with preparations for potential market entry..."

TRAMIPROSATE (ALZHEMED(TM)) -- PHASE III CLINICAL TRIALS IN FULL SWING We also are at an exciting stage in the development of tramiprosate (Alzhemed(TM)), collaborating with experts throughout North America and Europe where two large-scale Phase III clinical trials are in full swing. Tramiprosate (Alzhemed(TM)) is widely regarded as promising and the most advanced product candidate with disease modification potential in development for the treatment of Alzheimer's disease (AD), one of today's most pressing unmet medical needs. That explains why a prominent industry source (Decision Resources, 2005) named tramiprosate (Alzhemed(TM)) one of six potential blockbuster drugs for all late-stage product candidates and combinations.

      AD is the most common form of dementia in our aging population. Hence the strong need for a paradigm shift away from memory enhancers to disease-modifying therapies designed to intervene early in a progressively deleterious disease process. We believe tramiprosate (Alzhemed(TM)) could be that product candidate. The preliminary results we have gathered to date in study participants are consistent with disease stabilization, particularly in milder AD patients and for extended periods of time.

      The North American Phase III clinical trial is more than halfway completed and is scheduled to end in January 2007. The trial involves 1,052 mild-to-moderate AD patients at close to 70 sites across the United States and Canada. In line with our commitment to the development of this product candidate, patients who complete the Phase III clinical trial will, as of the second quarter of 2006, be offered the opportunity to receive tramiprosate (Alzhemed(TM)) in an open-label Phase III extension study -- even though this is not a regulatory requirement.

      The Company also is actively advancing the Phase III clinical trial in Europe for tramiprosate (Alzhemed(TM)), which was initiated in September 2005 and will involve some 930 mild-to-moderate AD patients. Enrollment in Europe is proceeding on schedule and is expected to be completed in the fall of 2006.

Neurochem 2005 Annual Report

      Meanwhile, we are continuing our discussions with potential partners for the commercialization of tramiprosate (Alzhemed(TM)). We remain intent on concluding an agreement on terms that will help ensure continued growth and value creation for Neurochem.

      ACKNOWLEDGEMENTS The year 2006 promises to be a pivotal one for Neurochem, as we move ever closer to the realization of a vision that first began to take form more than a decade ago in the research labs at Queen's University.

      I would like to take this opportunity to acknowledge the contributions of all those who are working so hard to help translate that vision into reality -- the Company's founders, who were true pioneers in amyloid research; the Board, for its counsel and support; executive management; our outstanding product teams, investigators and advisors; and all the talented, hard-working men and women throughout the Company.

      I would like to thank the patients who have participated in our clinical trials. Some of their stories are presented in the following pages. While results may be unpredictable for any patient participating in an experimental study, their accounts illustrate the importance of taking part in clinical trials. The true test of any clinical trial is whether we can prove a real benefit in a significant number of research patients. Like many scientific endeavors, clinical testimony of novel product candidates is a complex, time-consuming and resource-intensive process with no guaranteed results. But as described here, we are committed to pursuing this endeavor vigorously.

      Together, we are Neurochem. There are still many challenges ahead of us, but thanks to all of you, we now stand on the threshold of success from a number of vital perspectives -- humanitarian, scientific and financial.

[picture]

[signed]
Dr. Francesco Bellini
Chairman, President and Chief Executive Officer
March 17, 2006

Neurochem 2005 Annual Report

[picture]

Executive management

DR. FRANCESCO BELLINI
Chairman, President and Chief Executive Officer

DR. ANDREAS ORFANOS
Executive Vice President, Strategic Planning and Scientific Affairs

DR. PHILIPPE CALAIS
President, Global Business

DR. DENIS GARCEAU
Senior Vice President, Drug Development

MR. MARIANO RODRIGUEZ
Vice President, Finance and Chief Financial Officer

DR. DANIEL DELORME
Vice President, Research

DR. LISE HEBERT
Vice President, Corporate Communications

MS. CHRISTINE LENNON
Vice President, Business Development

DR. SHONA MCDIARMID
Vice President, Intellectual Property

MS. JUDITH PAQUIN
Vice President, Human Resources

MR. DAVID SKINNER
General Counsel and Corporate Secretary

Neurochem 2005 Annual Report

[picture]

2005 Highlights

MARCH 2005 Neurochem issues 4 million common shares in the United States and Canada for gross proceeds of US$61.2 million.

APRIL 2005 Promising preliminary results from Phase II/III clinical trial for eprodisate (Fibrillex(TM)), which targets Amyloid A amyloidosis, are made public.

JUNE 2005 United States Food and Drug Administration agrees to filing and review of a new drug application (NDA) for eprodisate (Fibrillex(TM)).

JULY 2005 Patient recruitment completed for North American Phase III clinical trial for tramiprosate (Alzhemed(TM)) for the treatment of Alzheimer's disease.

AUGUST 2005 Neurochem initiates submission of NDA for eprodisate
(Fibrillex(TM)).

SEPTEMBER 2005 European Phase III clinical trial launched for tramiprosate (Alzhemed(TM)).

NOVEMBER 2005 Neurochem closes sale-leaseback transaction for its Laval campus, generating gross proceeds of $32 million.

NOVEMBER 2005 First patient enrolled in European Phase III clinical trial for tramiprosate (Alzhemed(TM)).

RECENT DEVELOPMENTS

FEBRUARY 2006 Neurochem announces initiation of an open-label extension of the Phase III study for tramiprosate (Alzhemed(TM)) in North America.

FEBRUARY 2006 Completion of NDA submission positions eprodisate
(Fibrillex(TM)) to potentially become Neurochem's first approved product.

FEBRUARY 2006 Exercise of warrant by Picchio Pharma Inc. generates gross proceeds of $9.4 million to Neurochem.

FEBRUARY 2006 Fourth consecutive recommendation from Independent Safety Review Board to continue North American Phase III clinical trial for tramiprosate (Alzhemed(TM)).

Neurochem 2005 Annual Report

[2 pictures]

"Betty hasn't lost her sense of humor -- her ability to laugh at life... that's so important."

CECIL, HUSBAND

"I try to have fun. Some days are better than others but I think I'm doing pretty well."

BETTY, A PATIENT WITH ALZHEIMER'S DISEASE

CECIL AND BETTY live in New England. They were alerted to a potential problem when Betty took a routine memory test. Subsequent follow-up testing at The Memory Clinic in Bennington, Vermont, resulted in an early diagnosis of Alzheimer's disease (AD). In 2002, Betty entered into the tramiprosate (Alzhemed(TM)) Phase II clinical trial and continued in the open-label extension study. Cecil, a decorated World War II veteran, is determined to help his wife win her battle against AD.

                             We are working towards
                           keeping the memories alive

Neurochem 2005 Annual Report

[2 pictures]

"I'm a self-employed computer expert and inventor, so I have the luxury of setting my own hours and getting the required rest when I need it. Kitty and the girls are great...along with my doctors they provide me with a terrific support system. I'm a very lucky guy in that respect."

BRIAN, A PATIENT WITH
AA AMYLOIDOSIS

BRIAN AND KITTY met in high school in the suburbs of an eastern U.S. city. The couple has two teenage daughters. Brian was diagnosed at 23 with ankylosing spondylitis, a chronic inflammatory disease that led to AA amyloidosis. Resigned to going on dialysis and, eventually, undergoing a kidney transplant, in 2001 he was one of the first patients who entered into the eprodisate (Fibrillex(TM)) Phase II/III clinical trial and continues to participate in the ongoing open-label extension study. While battling his health problems, Brian invented and patented an electronic shark-repellant device for surfers and boaters.

                     We are committed to providing patients
                   with the opportunity to really savour life

Neurochem 2005 Annual Report

[6 pictures]

                                     We are
                           striving to create new hope

MARTHA SKINNER, M.D., Professor of Medicine, Director of the Amyloid Program, Boston University Medical Center and member of the Clinical Advisory Board for eprodisate (Fibrillex(TM))

Neurochem 2005 Annual Report

[picture]

"Neurochem's commitment to developing a treatment for this rare disease has given our patients tremendous hope. Being part of this endeavor has been exciting and highly rewarding."

LAURA DEMBER, M.D.

LAURA DEMBER, M.D., Nephrologist and Associate Professor of Medicine at Boston University School of Medicine and a principal investigator for the Phase II/III clinical trial for eprodisate (Fibrillex(TM))

Neurochem 2005 Annual Report

[3 pictures]

FRANCES AND JACOBO live on the eastern U.S. seaboard. Frances, diagnosed with AD in 1999, entered over three years ago into the tramiprosate (Alzhemed(TM))
Phase II clinical trial and continued on the open-label Phase II extension study at Georgetown University Medical Center. She attends a day program operated by the memory wellness center at a local university and has developed a passion for painting as a means of self-expression. Her husband, Jacobo, a veteran journalist, hopes this story has a happy ending.

                    We are aiming for a brighter prognosis -
                               with vivid memories

"Alzheimer's is a terrible disease. I'd do anything to help find a cure."

FRANCES, A PATIENT WITH ALZHEIMER'S DISEASE

 "I love this woman dearly and I've got to somehow keep her well -- for her sake and for our family."

JACOBO, HUSBAND

Neurochem 2005 Annual Report

[2 pictures]

"My doctor told me I might have five good years left, and should consider retiring and spending more time with my wife and children. After many discussions with my wife, Sandy, I retired to make the best of the time I had left. I took up the piano and rested a lot during the first few years. Lately I am able to lead a more productive life than I had when I was first diagnosed with AA amyloidosis."

HENRY, A PATIENT WITH AA AMYLOIDOSIS

HENRY, Sandy and their two daughters live in the midwestern U.S. Henry, a retired senior healthcare administrator, grew up in California and was a competitive swimmer during his high school and early college days. At age 19, he developed inflammatory arthritis. As he got older, Henry's health problems intensified -- inflammatory bowel disease and kidney impairment. He has undergone numerous invasive surgical procedures and was diagnosed with AA amyloidosis in the late 1990s. Henry was enrolled in the eprodisate (Fibrillex(TM)) Phase II/III clinical trial in 2001 and is participating in the follow-on open-label extension study.

                  We are seeking therapies that sound a happier
                              note for the future

Neurochem 2005 Annual Report

                                     We are

                                    Neurochem

                         We are people working together
      to discover ways to ease the suffering of patients and their families

Neurochem 2005 Annual Report

[2 pictures]

Above: CHRISTINE LENNON, MBA and PHILIPPE CALAIS, Ph.D. Pharm. Below: LAURENT CHOPPE, DVM, MBA

We are working to offer AA amyloidosis patients an innovative and first-in-class treatment

Neurochem 2005 Annual Report

"Specialists from many departments within Neurochem are working with our commercialization partner, Centocor, to prepare for the potential market entry of Fibrillex(TM). Because the unmet need is so urgent, we are dedicated to this program and we remain hopeful to receive a green light for approval from regulators."

CHRISTINE LENNON, MBA

Vice President, Business Development

"I'm proud to be fostering this `orphan' product candidate -- the only potential therapy in sight for the treatment of a condition that is often fatal. Over and above seeking market access, we are striving to introduce an innovative and first-in-class product that aims at fulfilling a vital unmet medical need for patients suffering from AA amyloidosis."

PHILIPPE CALAIS, PH.D. PHARM.

President, Global Business

"One of my team's goals is to receive regulatory approval for Fibrillex(TM) in the EU. We are privileged to be working in collaboration with the large community of amyloid experts in Europe who, like us, are committed to bringing new hope to AA amyloidosis patients."

LAURENT CHOPPE, DVM, MBA

General Manager,
Neurochem (International) Limited

Eprodisate (Fibrillex(TM))

Amyloid A (AA) amyloidosis is a progressive -- and frequently fatal -- condition that occurs in a proportion of patients with chronic inflammatory or infectious disorders. The kidney is the organ most frequently affected by AA amyloidosis and progression to dialysis and end-stage renal disease is the most common cause of death in these patients. It is estimated that approximately 17,000 patients in the United States and more than 26,000 in Europe are currently diagnosed with this condition.

New approaches to treatment for AA amyloidosis are urgently required as a result of a current lack of specific therapies. Neurochem's product candidate, eprodisate (Fibrillex(TM)), has the potential to address this unmet need.
The Company's product candidate was given "orphan" status by regulators in the United States and the European Union, a status which would provide up to seven and ten years of market exclusivity, respectively, following approval.

NDA COMPLETE On February 13, 2006, Neurochem announced a key corporate achievement by submitting the last sections of its new drug application (NDA) for eprodisate (Fibrillex(TM)) to the United States Food and Drug
Administration (FDA). This marked the completion of the "rolling" NDA submission initiated in August 2005, with the aim of seeking regulatory approval of this product candidate. This is an important step, as it is the Company's first product candidate to reach such a late stage of development -- and the first-ever product candidate for this indication to be submitted for approval. The FDA agreed in June 2005 to file and review the NDA.

The Company has requested a "Priority Review" from the FDA, which, if granted, could expedite potential approval for the commercialization of eprodisate (Fibrillex(TM)) in the United States as early as summer 2006. Neurochem is also preparing a Marketing Authorization Application for the European agency for the Evaluation of Medicinal Products, which it expects to submit in the fall of 2006.

Neurochem 2005 Annual Report

LANDMARK CLINICAL TRIAL COMPLETED The NDA filing was made following the completion of a landmark Phase II/III clinical trial for eprodisate (Fibrillex(TM)). The multi-center, international, randomized, double-blind and placebo-controlled trial involved 183 patients at 27 sites around the world, including the United States, Europe, Turkey and Israel. It afforded specialists a unique opportunity to research eprodisate (Fibrillex(TM)) in AA amyloidosis across numerous locales, across several different ethnicities and across a variety of underlying diseases.

In the Phase II/III clinical trial, treatment with eprodisate
(Fibrillex(TM)) resulted in a clinically relevant and statistically meaningful effect in the preservation of renal function in patients with AA amyloidosis. Furthermore, its safety profile was comparable to placebo. The most frequent adverse events experienced by patients in the trial were diarrhea, headache and nausea. Although, as previously disclosed, the results did not meet the pre-specified statistical parameters of the study on the primary composite endpoint, the Company believes that the results from the Phase II/III clinical trial are promising. The two pre-specified statistical methods to evaluate the results showed that eprodisate (Fibrillex(TM)) reduced the risk of any worsening event of renal decline or all-cause death as compared to placebo: there were 13.4% fewer patients worsening on eprodisate (Fibrillex(TM)) at the end of study, and the risk of experiencing a worsening event during the study was reduced to 42% in the eprodisate (Fibrillex(TM)) group relative to placebo. There was a consistent beneficial effect of eprodisate
(Fibrillex(TM)) on all the individual renal components of the primary endpoint. The data also shows that eprodisate (Fibrillex(TM)) can save about
5ml per minute per year of kidney function, as measured by the slope of decline of creatinine clearance, which could potentially save years of kidney life and delay dialysis.

Over all, Neurochem believes the trial provided clinical evidence of effectiveness, including consistent and statistically persuasive results on the individual renal parameters measured. The apparent benefits of eprodisate (Fibrillex(TM)) are consistent across both the double-blind stage of the Phase II/III clinical trial and the subsequent open-label extension study, supporting the clinical relevance of the results.

While there can be no assurance that approval will be obtained from the FDA, Neurochem believes that its NDA package makes a compelling case for approval of eprodisate (Fibrillex(TM)) -- especially considering that AA amyloidosis is often a life-threatening condition for which no other specific treatment is approved for use on the market.

PREPARING FOR POTENTIAL MARKET ENTRY Preparations for potential market entry are proceeding in collaboration with our commercialization partner, Centocor, Inc. (Centocor). The fact that Centocor is already well established with specialists in the field of rheumatoid arthritis and chronic inflammatory disorders, should help accelerate the availability of eprodisate (Fibrillex(TM)) to patients, following the hoped-for green light to commercialize from the FDA. It is believed that if a product candidate such as eprodisate (Fibrillex(TM)) does obtain approval for commercialization, together with increased education and awareness of the disease, the number of patients diagnosed with this condition could increase significantly.

Neurochem 2005 Annual Report

[picture]

LAURA DEMBER, M.D. and SCOTT, a participating patient enrolled in 2003 in the eprodisate (Fibrillex(TM)) Phase II/III clinical trial and who is also participating in the ongoing open-label extension study.

We are striving to offer AA amyloidosis patients an innovative and first-in-class treatment

Neurochem 2005 Annual Report                                                  17

"Up to this point, our treatment approach has been limited to controlling the inflammatory condition that underlies the development of AA amyloidosis. However, for many patients such efforts are unsuccessful and amyloid formation continues. Fibrillex(TM) is the first product candidate that directly targets AA amyloid formation and represents a truly novel strategy for treating amyloidosis."

LAURA DEMBER, M.D.

Nephrologist and Associate Professor of Medicine,

Boston University School of Medicine and a principal investigator for the Phase II/III clinical trial for eprodisate (Fibrillex(TM))

"Now I'm doing things that I enjoy...travelling, riding motorcycles. But the best thing is that I get to spend more quality time with my son."

SCOTT

A patient with AA amyloidosis

Neurochem 2005 Annual Report                                                  18

[picture]

PETER GOREVIC, M.D.

We are making an all-out-effort around the globe and around the clock

Neurochem 2005 Annual Report                                                  19

"AA amyloidosis is probably a lot more common than many people in the medical community realize... and an effective treatment would represent a significant step forward."

PETER GOREVIC, M.D.

Professor, Medicine/Rheumatology
Mount Sinai Medical Center, and an
investigator for the eprodisate (Fibrillex(TM))
Phase II/III clinical trial

AA amyloidosis
Facts about a vital unmet medical need

1 AA amyloidosis is a progressive and often fatal condition that occurs in a significant proportion -- up to 10% -- of patients with chronic inflammatory or infectious diseases such as rheumatoid arthritis. The hereditary condition known as familial mediterranean fever also can lead to AA amyloidosis.

2 The largest proportion -- approximately 50% -- of individuals suffering from AA amyloidosis are rheumatoid arthritis patients.

3 The amyloid fibrils in AA amyloidosis mostly deposit in the kidneys, liver, gastrointestinal tract and spleen; the most common clinical presentation of this disorder is renal dysfunction.

4 Patients suffering from AA amyloidosis have a poor prognosis, with five- to 15-year survival rates of 50% and 25%, respectively. More than 40% of rheumatoid arthritis patients with AA amyloidosis die within four years of diagnosis.

5 There are believed to be in excess of 40,000 patients currently diagnosed with AA amyloidosis in the United States and Europe. However, the actual number of patients afflicted, but as yet undiagnosed, may be much higher. The diagnosis is most often made following tissue biopsy and histological evaluation.

6 The number of people afflicted with chronic inflammatory diseases is expected to increase dramatically over the next decade, reflecting the demographics of an aging population. The incidence of AA amyloidosis is also expected to rise.

7 Currently, there is no specific therapy for this little-known but frequently lethal disorder and Neurochem's eprodisate (Fibrillex(TM)) is the only "orphan" product candidate specific to treating AA amyloidosis under review for approval at the FDA.

Neurochem 2005 Annual Report                                                  20

[2 pictures]

Above: PAUL AISEN, M.D.     Below: PAUL R. SOLOMON, Ph.D.

We are determined to keep the memories alive

Neurochem 2005 Annual Report                                                  21

"What's most important to me is that we have well-designed clinical trials that will provide definitive answers regarding the effect, tolerability and safety of this product candidate. I believe the trials now under way for Alzhemed(TM) meet those criteria...I'm very excited to participate and eagerly await the results."

PAUL AISEN, M.D.

Professor of Neurology and Medicine and Director, Memory Disorders Program, Georgetown University Medical Center, and tramiprosate (Alzhemed(TM)) principal investigator for U.S. clinical sites

"During the 1990s the first drugs for Alzheimer's disease were developed. These drugs addressed the symptoms of the disease...now we have new and more exciting drugs in development, like Alzhemed(TM), that have the potential to slow down and perhaps even halt the progression of the disease."

PAUL R. SOLOMON, PH.D.

Clinical Director, the Memory Clinic and Professor of Psychology and founding Chairman of the Neuroscience Program at Williams College, and an investigator of the Phase II and Phase III clinical trials for tramiprosate (Alzhemed(TM))

Tramiprosate (Alzhemed(TM))

Alzheimer's disease (AD), first described in 1906 by German neuropathologist and psychiatrist Alois Alzheimer, is a progressive form of dementia that afflicts almost 5 million individuals in the United States and Canada and about 18 million worldwide.

In its early stages, AD is characterized by mild memory loss, impaired judgment and other cognitive dysfunctions. As patients progress to the moderate phase of the disease, they begin to lose their ability to perform basic everyday tasks like cooking and personal care. Behavioral problems such as agitation, aggression, wandering and sleep disorders are often present. In the severe stages, locomotion, speech, continence and the ability to recognize people and objects may all be lost.

IN NEED OF A NEW TREATMENT PARADIGM Currently available therapies provide only symptomatic relief. As the underlying disease is not directly addressed, there is an urgent need for new treatment avenues.

The current prevailing theory on the development of AD points to a protein called amyloid [ ] (A[ ]) as a pivotal component of the pathophysiology of the disease. Researchers are now capitalizing on advanced knowledge about the biochemistry of A[ ] and the pathway by which it is produced and processed in the brain. Their goal is the development of disease-modifying therapies with the capacity to slow or arrest the progression of AD.

SEVERE SOCIO-ECONOMIC CONSEQUENCES Aside from its direct impact on patients and families, AD exacts an enormous toll in terms of broader socio-economic consequences. A report commissioned by the Alzheimer's Association in the United States identified caregiver costs in the United States alone at US$36.5 billion a year, including lost productivity, absenteeism and worker replacement. This figure underscores the potential benefit of a disease-modifying product candidate like tramiprosate (Alzhemed(TM)) that could not only reduce the suffering caused by the disease itself, but that could also alleviate the socio-economic burden.

Neurochem 2005 Annual Report                                                  22

TRAMIPROSATE (ALZHEMED(TM)) -- A POTENTIAL NEW THERAPEUTIC APPROACH Enter Neurochem's product candidate, tramiprosate (Alzhemed(TM)), which is advancing through two large-scale Phase III clinical trials with the aim of becoming a treatment that could modify the course of this debilitating disease. Tramiprosate (Alzhemed(TM)) is an orally administered molecule known as an amyloid ? antagonist, designed to cross the blood-brain-barrier, bind to soluble A? peptide and interfere with the amyloid cascade, thereby leading to the prevention or inhibition of A? protein deposition and the toxic effects of A? protein in the brain.

Data on cognitive and global performance measures from tramiprosate (Alzhemed(TM))'s earlier Phase II clinical trial, as well as data from a follow-on open-label extension study, appear to be consistent with the stabilization of the disease for extended periods of time, particularly in patients with milder AD.

PHASE III CLINICAL TRIALS ON SCHEDULE The two large multi-center, international, randomized, double-blind and placebo-controlled Phase III clinical trials, which will involve almost 2,000 mild-to-moderate AD patients at approximately 140 sites throughout Canada, the United States and Europe, are designed to demonstrate the product candidate's safety, efficacy and disease-modifying activity.

The 18-month Phase III clinical trial currently being conducted in North America is scheduled for completion in January 2007. Presently, more than 400 patients have already completed 12 months on study medication. Subsequent to the 2005 year-end, the Company announced its decision to initiate an 18-month open-label extension study, which will provide patients who complete the Phase III clinical trial, as of the second quarter of 2006, the opportunity to continue receiving tramiprosate (Alzhemed(TM)). The open-label extension study underscores Neurochem's commitment to seeing this promising product candidate through to realization and reinforces its collaboration with the medical experts actively involved in the clinical evaluation of tramiprosate (Alzhemed(TM)) to address the urgent unmet needs of AD sufferers.

In September 2005, Neurochem initiated the European Phase III clinical trial for tramiprosate (Alzhemed(TM)). Like the North American study, this is a large, multi-center, international, randomized, double-blind and placebo-controlled clinical trial, which will involve some 70 clinical centers in ten European countries. The plan is to enroll approximately 930 patients with mild-to-moderate AD, who will be treated for 18 months. The Company expects to complete the enrollment of patients in the fall of 2006.

Neurochem believes that the rapid pace of enrollment in these Phase III clinical trials -- and the large turnout at an investigators' meeting prior to the launch of the European study -- reflects what appears to be a high degree of interest in the medical community regarding the progress of tramiprosate
(Alzhemed(TM)) and its ultimate potential as a disease-modifying drug for AD.

Neurochem 2005 Annual Report                                                  23

[2 pictures]

Above: ANDREAS ORFANOS, M.B.B.Ch., MBA and DENIS GARCEAU, Ph.D. Below: DR. PAUL FRASER, Ph.D., a scientist specializing in neurodegenerative disorders and protein structure at the University of Toronto, had a long standing involvement in the investigation of tramiprosate (Alzhemed(TM)). Dr. Fraser contributed to the early studies with tramiprosate (Alzhemed(TM)) and related compounds to characterize their anti-amyloid activities.

We are aiming to introduce a new treatment paradigm for Alzheimer's disease

Neurochem 2005 Annual Report                                                  24

"Alzhemed(TM) is potentially first in a new class of therapeutics designed to actually arrest or slow the progression of Alzheimer's disease. Our Company is leading the way in the search for new treatments that could benefit numerous patients."

ANDREAS ORFANOS, M.B.B.CH., MBA

Executive Vice President, Strategic Planning and Scientific Affairs

"We are pleased to be advancing two state-of-the-art Phase III clinical trials for Alzhemed(TM), which were designed in collaboration with Alzheimer's disease scientific and medical experts from around the world. The scope, scale and standards put behind the studies should provide the clinical evidence to support the safety and efficacy along with the disease-modification activity of this product candidate in patients suffering from Alzheimer's disease."

DENIS GARCEAU, PH.D.

Senior Vice President, Drug Development

Neurochem 2005 Annual Report                                                  25

[3 pictures]

Top: DONALD WEAVER, M.D., Ph.D., FRCPC, FCIC

Above: Left - WALTER SZAREK, Ph.D. Right - ROBERT KISILEVSKY, M.D., Ph.D., FRCPC

We are grateful to the inquiring minds that unlocked key secrets of amyloid

Neurochem 2005 Annual Report                                                  26

"I began my career as a neurologist and then went back to earn my Ph.D. in chemistry. Part of what motivated me to do that was the feeling of frustration, of therapeutic inabilities, that we are often confronted with in clinical neurology. There was -- and still is -- a lack of effective therapies for many major neurological disorders."

DONALD WEAVER,

M.D., PH.D., FRCPC, FCIC

Professor, Department of Medicine, Department of Chemistry, School of Biomedical Engineering, Dalhousie University

"We are all concerned about the legacy we leave here on earth and, to my mind, this work on the amyloid -- including my role in the founding of Neurochem -- will stand out as one of the best things that I have done."

WALTER SZAREK, PH.D.

Professor Emeritus, Department of Chemistry, Queen's University

"Scientific research is always intellectually challenging -- but when you realize you are actually on to something significant, it's one of the most exciting things you can imagine. When, in turn, this allows you to do something positive about a major medical problem that has an impact on a great number of people, it's wonderfully satisfying. But it's also very humbling."

ROBERT KISILEVSKY,

M.D., PH.D., FRCPC

Professor Emeritus, Department of Pathology and Molecular Medicine, Department of Biochemistry, Queen's University

Neurochem 2005 Annual Report                                                  27

1993: The birth of Neurochem

The scientific basis of Neurochem was formed in 1993 by Parteq Research and Development Innovations, the technology transfer office of Canadian-based Queen's University, in Kingston, Ontario, where breakthrough research by the founders -- Dr. Robert Kisilevsky, Dr. Walter Szarek and Dr. Donald Weaver -- unlocked key secrets of amyloid. Together, their work formed the basis of the Company's unique technology.

Dr. Kisilevsky's involvement with amyloid started back in the mid 1970s, when he was drawn into the research being conducted by a colleague at Queen's University, Dr. Michael Axelrad. At the time, Dr. Axelrad was suffering from ankylosing spondylitis -- this led to AA amyloidosis, which had long been the subject of his research, and which was caused by the needle-like amyloid fibrils. Aware that Dr. Axelrad was terminally ill, Dr. Kisilevsky gladly signed on as co-investigator, thereby ensuring continuity of the research.

Dr. Kisilevsky, a pathologist and biochemist, soon became absorbed in the quest to understand the mysterious workings of amyloid deposits. Eventually, his research led him to focus on the carbohydrate component of amyloid as a likely culprit in the formation of the harmful deposits. This prompted him to propose a collaboration with Dr. Szarek, renowned for his expertise in the chemistry of carbohydrates, and the pair later teamed up with Dr. Weaver, a medicinal chemist and neurologist specializing in computer-aided drug design.

Like many academic researchers, the Company's founders say that much of the satisfaction they derive from their work comes from the thrill of the search for new knowledge. However, it is evident that all three men relish the prospect of seeing their discoveries transformed into approved drugs that can potentially help people with intractable diseases. That prospect is especially heartwarming as Neurochem now awaits a decision by the United States Food and Drug Administration on the approval of eprodisate (Fibrillex(TM)) for the treatment of AA amyloidosis, the very disease that felled Dr. Axelrad almost years ago.

                      We are driven to maximize performance

MANAGEMENT'S DISCUSSION AND ANALYSIS

The statements contained in the following Management's Discussion and Analysis of Neurochem Inc. and its subsidiaries (Neurochem or the Company), other than statements of fact that are independently verifiable at the date hereof, may be forward-looking statements regarding the industry in which Neurochem operates, Neurochem's expectations as to its future performance, liquidity and capital resources. Such statements, based as they are on the current expectations of management, inherently involve numerous risks and uncertainties, known and unknown, including but not limited to those set forth in the "Risks and Uncertainties" section and in the Annual Information Form. Consequently, actual results may differ materially from the anticipated results expressed in the forward-looking statements. Neurochem does not undertake any obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

The following discussion and analysis explains the material variations in the audited consolidated statements of operations, financial position and cashflows of Neurochem for the year ended December 31, 2005, compared to the year ended December 31, 2004. The Company has also explained the variations between the year ended December 31, 2004, compared to the unaudited twelve-month period ended December 31, 2003. In 2003, the Company changed its fiscal year-end to December 31 from June 30 to be consistent with most companies in its industry. This review was performed by management with information available as of February 23, 2006.

This discussion and analysis should be read in conjunction with the Company's audited consolidated financial statements for the year ended December 31, 2005, which have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). Reconciliation to U.S. GAAP of earnings and balance sheet items is presented in note 20 of the audited consolidated financial statements. Unless otherwise indicated, amounts are presented in Canadian dollars. Additional information relating to the Company, including its Annual Report and Annual Information Form, is available on SEDAR's website at www.sedar.com or on EDGAR's website at www.sec.gov/edgar.html.

OVERVIEW

Neurochem is a biopharmaceutical company focused on the development and commercialization of innovative therapeutics principally for neurological disorders. The Company's pipeline of proprietary, disease-modifying, oral product candidates addresses critical, unmet medical needs.

The Company currently has three programs in clinical trials: Fibrillex(TM), Alzhemed(TM) and Cerebril(TM).

The Company's most advanced product candidate is eprodisate (Fibrillex(TM)), an oral investigational product candidate for the treatment of Amyloid A (AA) amyloidosis, a serious medical condition for which no specific treatment exists, and which frequently leads to organ dysfunction and subsequently in death. In 2005, the results of the Phase II/III clinical trial were announced and the Company initiated, under the Continuous Marketing Application (CMA) Pilot 1 Program, the submission of a "rolling" New Drug Application (NDA) to the U.S. Food and Drug Administration (FDA) seeking marketing approval for its investigational product candidate. The Company announced on February 13, 2006 that it completed the submission of the NDA, with additional data from the open-label extension study expected to be filed shortly thereafter. The FDA agreed in June 2005 to file and review the NDA. Fibrillex(TM) was granted
Orphan Drug Designation in the U.S. and received Orphan Medicinal Product designation in Europe, which normally provide for market exclusivity of seven years and ten years, respectively, once the drug is approved. Fibrillex(TM) has also received Fast Track Product (FTP) designation by the FDA and was selected for the CMA Pilot 2 program by the Cardio-Renal Drug Product Division of the FDA. Under the Pilot 1 Program, Neurochem can submit a schedule for a rolling NDA, enabling the FDA to commence review of portions of the application before the filing of the NDA; under this designation, the Company is also eligible for priority review by the FDA. The CMA Pilot 2 program designation enables further acceleration of the development and eventual marketing of Fibrillex(TM).

In December 2004, the Company concluded an exclusive collaboration and distribution agreement with Centocor, Inc. (Centocor) for Fibrillex(TM). Under this agreement, Neurochem granted to Centocor, a wholly-owned subsidiary of Johnson & Johnson, Inc., worldwide exclusive distribution rights for Fibrillex(TM), with the exception of Canada, Switzerland, China, Japan, Taiwan and South Korea, for which the distribution rights remain with Neurochem. The agreement includes up-front, regulatory and sales-based milestone payments valued up to U.S.$54 million, as well as tiered distribution fees which will be based upon net annual sales of Fibrillex(TM) in the applicable territories over the life of the agreement. Neurochem will be responsible for the product approval activities in the U.S. and in Europe, as well as for global manufacturing activities. Centocor will manage the marketing and sales of Fibrillex(TM) in the applicable territories.

Tramiprosate (Alzhemed(TM)), an orally administered small organic molecule that has been designed to modify the course of Alzheimer's disease (AD) through its activity as an amyloid a antagonist, is the Company's next most advanced product candidate. In 2005, the Company completed the enrolment of 1,052 patients with mild-to-moderate AD for its North American Phase III clinical trial for Alzhemed(TM). This trial is designed to investigate the safety, efficacy and disease-modifying potential of the product candidate in the treatment of AD. The study duration is 18 months and the trial is being conducted approximately 70 clinical centers in the U.S. and in Canada. During the year, the Company received three consecutive recommendations from its Independent Safety Review Board to continue the North American trial, based on the safety and tolerability of the product candidate. Also in 2005, the Company launched its European Phase III clinical trial on Alzhemed(TM) and enrolled its first patient in November. The trial is designed to investigate the safety, efficacy and disease-modifying potential of Alzhemed(TM), with 930 mild-to-moderate AD patients expected to participate. The trial will be conducted at approximately 70 centers in ten European countries, and the study duration will be 18 months. In February 2006, the Company announced its intention to initiate during the second quarter of 2006 an 18-month open-label Phase III extension study in North America.

Tramiprosate (Cerebril(TM)), the Company's lead product candidate for the treatment of Hemorrhagic Stroke due to Cerebral Amyloid Angiopathy (HS-CAA), completed a multi-center Phase IIa clinical trial to assess safety of the product candidate in January 2004. The safety profile and the pharmacokinetics profile of the product candidate were determined.

The Company also has ongoing research programs, including a next generation of compounds for the treatment of AD and a synthetic vaccine that may help protect against AD.

The Company has an indirect equity investment in Innodia Inc. (Innodia), a private company engaged in developing novel drugs for the treatment of type 2 diabetes and underlying diseases. As at December 31, 2005, Neurochem's investment represents approximately 26% of equity ownership, based on the issued and outstanding shares of Innodia.

In order to support its current and future growth, in May 2004, the Company acquired from Shire BioChem, Inc. (Shire BioChem) its facilities and campus located in the Parc Scientifique et de haute technologie de Laval for $10,500,000 and incurred $713,000 of acquisition related expenses. The facilities include buildings with approximately 160,000 square feet, 40% of which are state-of-the-art research and development space to support Neurochem's advancing R&D programs. To finance this capital expenditure, the Company entered into a revolving decreasing term credit agreement in the amount of $10,500,000 during 2004.

In respect of these facilities, the Company entered into a sale and leaseback transaction in November 2005 for a sale price of $32,000,000. This transaction allowed the Company to strengthen its balance sheet and cash position in a non-dilutive fashion, as it generated $22.1 million in net proceeds, after debt repayment and transaction expenses.

In March 2005, the Company completed a public offering of its common shares in the U.S. and in Canada. The Company issued four million common shares at a price of U.S.$15.30 per share. Total proceeds from the offering were $74,495,000 (U.S.$61,200,000) and the share issue costs totaled $4,955,000. This financing followed the Company's initial public offering of its common shares in the U.S. and a new issue of common shares in Canada in September 2003 for total proceeds of $84,956,000 (U.S.$62,502,500). At that time, the Company issued 5.75 million common shares at a price of $14.77 (U.S.$10.87) per share and incurred share issue costs in the amount of $6,813,000.

A subsidiary of Picchio Pharma Inc. (Picchio Pharma) is the principal shareholder of the Company with an ownership of approximately 27% as at December 31, 2005, on a fully diluted basis, including a warrant for 1,200,000 common shares, which was exercised in February 2006 prior to otherwise expiring. In July 2005, Picchio Pharma exercised another warrant, issued pursuant to a July 2002 private placement that was otherwise scheduled to expire, generating proceeds to the Company of $8,764,000 and the issuance of 2,800,000 common shares from treasury.

Neurochem has been included in the NASDAQ Biotechnology Index (NBI) since November 2003. All securities in the NBI are listed on the NASDAQ National Market and meet minimum requirements, including market value, average daily share volume and seasoning as a public company. The Company has also been included in the S&P/TSX Composite Index, the S&P/TSX Capped Health Care Index and the Global Industry Classification Standard (GICS) Index, all since December 2003. Inclusion in these indices offers the benefit of additional visibility on financial markets, as well as potential increased trading volume.

The Company places importance on obtaining and maintaining patent and safeguarding trade secret protection for significant discoveries. In 2002, Neurochem executed an agreement with Immtech International, Inc. (Immtech) of Vernon Hills, Illinois, pursuant to which Immtech provided the Company with certain compounds for testing and granted Neurochem an option to license such compounds (the CTA). In August 2003, Immtech filed certain legal proceedings with the Federal District Court for the Southern District of New York, U.S.A.

with respect to the CTA. The parties entered into settlement discussions in September 2003 and, as settlement did not occur, in January 2004, the Company brought a motion to compel arbitration under the terms of the CTA. A hearing before the arbitral tribunal, convened in accordance with the rules of the International Court of Arbitration, was held in mid-September 2005. Since the conclusion of the hearing, the parties have filed with the tribunal their respective Post-Evidentiary Hearing Briefs and their respective replies thereto. In early January 2006, responding to a formal request from the arbitral tribunal made on December 27, 2005, the parties to the proceedings submitted their respective summaries of their attorney fees and costs to which they believe they would be entitled if they were to prevail in the arbitration. Since then there has been no clear indication of when the arbitral tribunal will issue its award or decision.

On August 5, 2005, Immtech filed SEC Form 10-Q in relation to its quarterly report for the period ended June 30, 2005. In that form, Immtech stated having filed expert reports which set forth a range of monetary damages based on different scenarios of between U.S.$14 million and U.S.$50 million, without regard to punitive damages. The Company counterclaimed damages which, to date, it has estimated at no less than U.S.$3.5 million, which includes an estimated valuation for equitable relief. The outcome of this matter and the amount of loss, if any, cannot reasonably be estimated. No provision for possible loss has been recorded by the Company in connection with this matter. There can be no assurance that the Company will prevail in this dispute. The Company has and will continue to vigorously defend itself against the claims brought by Immtech.

As at December 31, 2005, Neurochem's workforce consisted of 192 employees.

SELECTED FINANCIAL INFORMATION
(In thousand of Canadian dollars, except per share data)

                                                Year ended December 31
                                          ------------------------------------
                                            2005         2004         2003
                                          (audited)    (audited)   (unaudited)
                                          --------     --------    -----------
REVENUES:
Collaboration agreement                   $  3,384     $    132             --
Reimbursable costs                           1,057          195             --
                                          --------     --------       --------
                                             4,441          327             --
                                          --------     --------       --------

EXPENSES:
Research and development                  $ 50,495     $ 30,957       $ 17,993
Research tax credits                        (3,190)      (1,463)        (1,901)
Research grants                             (1,203)        (336)          (953)
                                          --------     --------       --------
                                            46,102       29,158         15,139

General and administrative                  22,212       17,953         12,169
Reimbursable costs                           1,057          195             --
Stock-based compensation                     4,795        4,038             --
Special charges                                 --        1,676             --
Depreciation, amortization and patents
write-off                                    3,189        2,046          1,287
Interest and bank charges                      462          277            100
                                          --------     --------       --------
                                            77,817       55,343         28,695
                                          --------     --------       --------
Loss before under noted items              (73,376)     (55,016)       (28,695)
                                          --------     --------       --------

INVESTMENT INCOME AND OTHER:
Interest income                              2,082        1,030            838
Foreign exchange gain (loss)                   187        1,298         (1,618)
Gain on technology transfer                     --           --          3,484
Other income                                   935          289            139
Share of loss in a company subject to
significant influence                       (3,124)          --             --
Non-controlling interest                       930           --             --
                                          --------     --------       --------
                                             1,010        2,617          2,843
                                          --------     --------       --------

Net loss                                  $(72,366)    $(52,399)      $(25,852)
                                          ========     ========       ========
Net loss per share: Basic and diluted     $  (2.06)    $  (1.74)      $  (1.04)
                                          ========     ========       ========

                                                     December 31,              December 31,             December 31,
                                                        2005                       2004                     2003
                                                      (audited)                 (audited)                (audited)
Total assets                                             $96,946                  $76,448                  $94,225
                                                         =======                  =======                  =======
Total long-term financial liabilities                    $   207                  $ 9,576                  $   416
                                                         =======                  =======                  =======

RESULTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 2005 (AUDITED) COMPARED TO YEAR ENDED DECEMBER 31, 2004 (AUDITED)

Revenue from collaboration agreement amounted to $3,384,000 for the year ended December 31, 2005, compared to $132,000 for the same period last year. This revenue is earned under the agreement with Centocor in respect of Fibrillex(TM), as described previously. Revenue recognized is in respect of the non-refundable upfront payment received from Centocor, which is being amortized over the estimated period through to the anticipated regulatory approval date of the investigational product candidate. The estimated period is subject to change based on additional information that the Company may receive periodically. The other portion of the upfront payment received from Centocor (U.S.$6,000,000) has been classified as long term deferred revenues and is not being amortized as earned revenues given that it is potentially refundable. In the event that the Company receives an approval letter issued by the FDA, the amount would no longer be refundable and would be amortized as earned revenue. The Company anticipates a decision by the FDA regarding Fibrillex(TM) during 2006.

Reimbursable costs revenue amounted to $1,057,000 for the year ended December 31, 2005, compared to $195,000 for the same period last year and consists of costs reimbursable by Centocor in respect of Fibrillex(TM) related activities. The Company earns no margin on these reimbursable costs.

Research and development expenses, before research tax credits and grants, amounted to $50,495,000 for the year ended December 31, 2005, compared to $30,957,000 for the same period last year. The increase is primarily due to expenses incurred in relation to the development of Alzhemed(TM) for the ongoing Phase III clinical trials in North America and Europe. In 2005, the Company completed the enrolment of 1,052 patients with mild-to-moderate AD for its North American Phase III clinical trial for Alzhemed(TM). The Company also launched its Phase III clinical trial in Europe in September 2005, with 930 mild-to-moderate AD patients expected to participate. For the year end December 31, 2005, research and development expenses also included costs incurred to support the ongoing Fibrillex(TM) Phase II/III open-label extension study, the Alzhemed(TM) Phase II open-label extension study, as well as ongoing drug discovery programs. The Company expects research and development expenses to increase in the future as product candidates progress through the different stages of clinical development and as the Company continues to invest in product research and development.

Research tax credits amounted to $3,190,000 for the year ended December 31, 2005, compared to $1,463,000 for the corresponding period last year. Research tax credits represent refundable tax credits earned under the Quebec Scientific Research and Experimental Development Program. The increase for the year is mainly attributable to increased research and development expenses eligible for tax credits as well as tax credits of $1,333,000 recorded during the year and earned with respect to current and prior years' eligible research and development taxable benefits on stock options. Management determined that these credits were reasonably assured of realization based on a recent court ruling.

Research grants amounted to $1,203,000 for the year ended December 31, 2005, compared to $336,000 for the same period last year. The increase is due to the final contribution received by the Company during the current year under the Technology Partnerships Canada (TPC) Program for the development of Alzhemed(TM).

General and administrative expenses totaled $22,212,000 for the year ended December 31, 2005, compared to $17,953,000 for the corresponding period last year. The increase is primarily attributable to higher legal fees in connection with the dispute with Immtech and to the expansion of the corporate infrastructure to support growth. The expenses in relation to the expansion of the corporate infrastructure include an increase in operating costs related to the facilities acquired in May 2004 and other corporate agreements and matters.

Reimbursable costs amounted to $1,057,000 for the year ended December 31, 2005, compared to $195,000 for the same period last year, and consist of costs incurred on behalf of Centocor in respect of Fibrillex(TM) related activities and reimbursable by Centocor.

Stock-based compensation amounted to $4,795,000 for the year ended December 31, 2005, compared to $4,038,000 for the corresponding period last year. This expense relates to employee and director stock options, and stock-based incentives, whereby compensation cost is measured at fair value at the date of grant and is expensed over the award's vesting period. For the year ended December 31, 2005, stock-based compensation includes expenses of $1,441,000 relating to 140,000 common shares to be issued to the Chairman, President and Chief Executive Officer, pursuant to an agreement dated December 1, 2004.

Special charges amounted to $1,676,000 for the year ended December 31, 2004, and were related to the relocation to facilities acquired from Shire BioChem in May 2004. No such charges were incurred in 2005.

Depreciation, amortization and write-off of patent costs amounted to $3,189,000 for the year ended December 31, 2005, compared to $2,046,000 for the corresponding period last year. Expenses for the year ended December 31, 2005 include the write-off of patent costs of $853,000 in relation to non-core technology patents responsibility for which reverted to Parteq Research & Development Innovations. The increase also reflects the depreciation and amortization associated with the acquisition during the past year of additional property and equipment, including the facilities acquired in the second quarter of 2004, and the additions to patent costs.

Interest and bank charges amounted to $462,000 for the year ended December 31, 2005, compared to $277,000 for the same period last year. The increase is due to interest expense on the $10,500,000 revolving decreasing term credit facility entered into by the Company to finance the acquisition of the facilities in May 2004.

Interest income amounted to $2,082,000 for the year ended December 31, 2005, compared to $1,030,000 for the corresponding period last year. The increase results from higher average cash balances in the current year compared to the corresponding period last year, due to proceeds received from the public offering, the exercise of a warrant and the sale-leaseback transaction, as well as higher interest rates during 2005.

Foreign exchange gain amounted to $187,000 for the year ended December 31, 2005, compared to $1,298,000 for the same period last year. Foreign exchange gains or losses arise on the movement in foreign exchange rates related to the Company's net monetary assets held in foreign currencies, primarily U.S. dollars. The Company maintains a significant U.S. dollar position to serve as a natural hedge of exchange rate fluctuations with respect to planned U.S. dollar denominated research and development expenditures primarily relating to its Phase III clinical programs. Foreign exchange gains recorded in 2004, were primarily attributable to a gain realized during the year on the conversion of U.S. dollars into Canadian dollars.

Other income amounted to $935,000 for the year ended December 31, 2005, compared to $289,000 for the same period last year. Other income consists of non-operating revenue, primarily rental revenue.

Share of loss in a company subject to significant influence amounted to $3,124,000 and non-controlling interest amounted to $930,000 for the year ended December 31, 2005. On January 1, 2005, the Company adopted the recommendations of the CICA Accounting Guideline 15 (AcG-15) - Consolidation of Variable Interest Entities (VIE). This guideline requires the Company to identify VIEs in which it has an interest, to determine whether it is the primary beneficiary of such entities and, if so, to consolidate the VIEs. The implementation of AcG-15 resulted in the consolidation of the Company's interest in a holding company that owns Innodia Inc. shares, starting January 1, 2005. The effect of the implementation of this accounting guideline was to adjust the net carrying value of the long-term investment and the opening deficit by $2,501,000 at January 1, 2005. The revised carrying amounts of the long-term investment and non-controlling interest at January 1, 2005 were $3,359,000 and $1,439,000, respectively.

Net loss for the year ended December 31, 2005 amounted to $72,366,000 ($2.06 per share), compared to $52,399,000 ($1.74 per share) for the same period last year.

FOURTH QUARTER

For the fourth quarter ended December 31, 2005, the Company recorded a net loss of $15,628,000 ($0.42 per share), compared to $15,388,000 ($0.51 per share) for the same period last year.

The 2005 fourth quarter results include research grants of $1,149,000 received by the Company from TPC for the development of Alzhemed(TM) as well as patent write-off expenses of $853,000 in relation to non-core technology patents responsibility for which reverted to Parteq Research & Development Innovations during the quarter.

YEAR ENDED DECEMBER 31, 2004 (AUDITED) COMPARED TO YEAR ENDED DECEMBER 31, 2003 (UNAUDITED)

Revenue from collaboration agreement amounted to $132,000 for the year ended December 31, 2004, and consists of revenue earned under the agreement with Centocor in respect of Fibrillex(TM), as described previously. Revenue recognized in 2004 represents the amortization of the non-refundable upfront payment due from Centocor for the period from signing of the agreement December 21, 2004, over the remaining estimated period to obtaining the regulatory approvals of the product.

Reimbursable costs revenue amounted to $195,000 for the year ended December 31, 2004, and consists of costs incurred on behalf of Centocor in respect of Fibrillex(TM) related activities and reimbursable by Centocor.

Research and development expenses, before research tax credits and grants, amounted to $30,957,000 for the year ended December 31, 2004, compared to $17,993,000 for the same period in 2003. The increase is mainly due to expenses incurred in relation to the Alzhemed(TM) Phase III clinical trial, which began in North America in the second quarter of 2004, and the Fibrillex(TM) Phase II/III clinical trial, as well as the hiring of additional employees primarily in the clinical development group. For the year ended December 31, 2004, research and development expenses were incurred to support the Fibrillex(TM) Phase II/III clinical trial and the open-label Phase II/III extension study, the Alzhemed(TM) Phase III clinical trial and the ongoing Phase II open-label extension study, as well as ongoing drug discovery programs.

Research tax credits amounted to $1,463,000 for the year ended December 31, 2004, compared to $1,901,000 for the same period in 2003. Research tax credits represent refundable tax credits earned under the Quebec Scientific Research and Experimental Development program. The decrease is primarily attributable to the fact that during the year ended December 31, 2003, credit claims from prior years were resolved and recorded during that year.

Research grants amounted to $336,000 for the year ended December 31, 2004, compared to $953,000 for the same period in 2003. Research grants consist primarily of those grants received from the FDA for the development of Fibrillex(TM) and from the Natural Sciences and Engineering Research Council (NSERC). The decrease in 2004 is primarily due to the fact that during the year ended December 31, 2003, research grants also included contributions under the Technology Partnerships Canada (TPC) Program received by the Company for the development of Alzhemed(TM).

General and administrative expenses amounted to $17,953,000 for the year ended December 31, 2004, compared to $12,169,000 for the corresponding period in 2003. The increase is attributable to the expansion of the corporate infrastructure in order to support growth and the increase in overall activity levels at the Company. More specifically, the increase is due to the hiring of additional senior management team members, as well as operating costs related to the facilities acquired during the second quarter of 2004, higher legal fees incurred in relation to the Immtech litigation and other corporate matters, higher Directors' and Officers' insurance costs resulting from the Company's U.S. financing and NASDAQ listing, and increased awareness, educational and medical conference activities related to AA amyloidosis, Fibrillex(TM)'s target indication, as well as Alzheimer's disease, Alzhemed(TM)'s target indication.

Reimbursable costs amounted to $195,000 for the year ended December 31, 2004, and consist of costs incurred on behalf of Centocor in respect of Fibrillex(TM) related activities and reimbursable by Centocor.

Stock-based compensation amounted to $4,038,000 for the year ended December 31, 2004. Effective January 1, 2004, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants (CICA) Section 3870, Stock-based Compensation and Other Stock-based Payments. The new recommendations require entities to account for employee stock options using the fair value-based method, whereby compensation cost is measured at fair value at the date of grant and is expensed over the award's vesting period. The Company implemented the transitional alternative to retroactively apply the fair value-based method to all employee stock options granted on or after July 1, 2002, without restatement of prior periods. As a result, an amount of $2,162,000 was recorded as an adjustment to the opening deficit and additional paid-in capital on January 1, 2004. Prior to January 1, 2004, the Company applied the fair value based method of accounting prescribed by the Canadian Institute of Chartered Accountants to stock-based payments to non-employees, employee awards that were direct awards of stock or called for settlement in cash or other assets, and to employee stock appreciation rights; the Company applied the settlement method of accounting to employee stock options. Under the settlement method, any consideration paid by employees on the exercise of stock options or purchase of stock was credited to share capital and no compensation expense was recognized.

Special charges of $1,676,000 were recorded during the year ended December 31, 2004, and are related to the relocation to facilities acquired from Shire BioChem in May 2004. These charges include $487,000 of future lease payments due in connection with the former premises, net of estimated sublease income that could reasonably be obtained. Special charges also include the write-off of certain property and equipment, mainly leasehold improvements in respect of the prior facilities, in the amount of $1,189,000.

Depreciation and amortization amounted to $2,046,000 for the year ended December 31, 2004, compared to $1,287,000 for the same period in 2003. The increase reflects the depreciation and amortization associated with the acquisition of additional property and equipment during the year, including the facilities acquired in the second quarter of 2004, and the increase in patent costs.

Interest and bank charges amounted to $277,000 for the year ended December 31, 2004, compared to $100,000 for the corresponding period in 2003. The increase is due to interest expense on the $10,500,000 revolving decreasing term credit entered into by the Company to finance the acquisition of the facilities during the year.

Interest income amounted to $1,030,000 for the year ended December 31, 2004, compared to $838,000 for the comparable period in 2003. The increase results from higher average cash balances in the current year, compared to the same period last year.

Foreign exchange gain amounted to $1,298,000 for the year ended December 31, 2004, compared to foreign exchange losses of $1,618,000 for the comparable period in 2003. Foreign exchange gains recorded in 2004 are primarily attributable to a gain realized during the year on the conversion of U.S. dollars into Canadian dollars.

Gain on technology transfer amounted to $3,484,000 in the year ended December 31, 2003, and represents the gain realized on the technology transfer related to the Company's pre-clinical diabetes program to Innodia. In May 2003, in a strategic move aimed at focusing on core expertise, the Company completed a technology transfer pertaining to its diabetes program to Innodia, a company focused on the development of therapeutic treatments for Diabetes, in exchange for an equity interest in Innodia.

Other income amounted to $289,000 for the year ended December 31, 2004, compared to $139,000 for the corresponding period last year and consists of non-operating revenue, such as leasing revenue.

Net loss for the year ended December 31, 2004 amounted to $52,399,000 ($1.74 per share), compared to $25,852,000 for the same period last year ($1.04 per share).

QUARTERLY RESULTS (UNAUDITED)
(In thousand of Canadian dollars, except per share data)

                                                                                   Net loss per share
Quarter                                                 Revenue     Net loss        Basic and diluted
-------                                                 -------     --------       ------------------
                                                           $            $                   $
Year ended December 31, 2005
Fourth                                                      837      (15,628)            (0.42)
Third                                                       920      (21,074)            (0.58)
Second                                                    1,035      (18,694)            (0.54)
First                                                     1,649      (16,970)            (0.54)

Year ended December 31, 2004
Fourth                                                      327      (15,388)            (0.51)
Third                                                        --      (13,775)            (0.45)
Second                                                       --      (14,072)            (0.47)
First                                                        --       (9,164)            (0.31)

The increase in quarterly losses year over year is primarily due to additional investments in research and development as the Company advances its product candidates through clinical trials.

RELATED PARTY TRANSACTIONS

In March 2003, Neurochem entered into a management services agreement with Picchio International Inc. (Picchio International) into which Picchio Pharma Inc. intervened. Picchio International is wholly-owned by Dr. Francesco Bellini and his spouse. The management services agreement stipulates that Picchio International provides the services of Dr. Bellini, O.C., as Chief Executive Officer of the Company and services of other members of Picchio International and Picchio Pharma Inc.. Under the agreement, Picchio International and Picchio Pharma Inc. provide regular consulting and advisory services, including services related to reviewing existing and potential research and development activities, and potential clinical programs, financing activities, partnering and licensing opportunities, commercialization plans and programs, and advising and assisting in investor relations activities. In consideration of all services rendered under the agreement, Picchio International received a monthly fee of $80,000 up to November 30, 2004. The management services agreement was amended as of December 1, 2004; the monthly fee was increased to $200,000 and the agreement was extended to November 30, 2007. This amount includes all direct and indirect costs and expenses, including travel and all other out-of-pocket expenses incurred by Dr. Bellini, Picchio International and Picchio Pharma Inc. relating to the services provided pursuant to such agreement. Pursuant to an amendment as of October 30, 2003, the agreement also provides for performance-based fees determined at the discretion of the Board of Directors.

In 2004, the Company entered into an agreement to issue shares with the Chief Executive Officer. See the Contractual Obligations section below for details.

In April 2005, the Company entered into a lease agreement with ViroChem Inc., a company in which a subsidiary of Picchio Pharma Inc. has an equity interest. The lease is for a three-year period, with a gross rent of approximately $960,000 per year. In connection with the sale leaseback transaction of November 2005 for its Laval facilities, the Company provided an indemnification to ViroChem Inc. should it be required to vacate its leased premises by the landlord prior to the expiration of the lease referred to above.

Refer to notes 7, 13(b) and 22(a) of the Consolidated Financial Statements for transactions with Parteq Research and Development Innovations.

FINANCIAL CONDITION

LIQUIDITY AND CAPITAL RESOURCES

As at December 31, 2005, the Company had available cash, cash equivalents and marketable securities of $71,091,000, compared to $29,173,000 at December 31, 2004. The increase is primarily due to proceeds received from the issue of additional share capital in March 2005, from the exercise of a warrant in July 2005, from the facilities sale and leaseback transaction in November 2005, as well as revenues received from the collaboration with Centocor, net of funds used in operations, investing activities and for long-term debt repayment.

Proceeds from the issue of share capital for the year ended December 31, 2005, amounted to $84,605,000 and are mainly related to the issue of additional share capital and the exercise of a warrant during the year. In March 2005, the Company completed a public offering of its common shares in the U.S. and in Canada. The Company issued four million common shares at a price of U.S.$15.30 per share. Total proceeds from the offering were $74,495,000 (U.S.$61,200,000) and the issue costs totaled $4,955,000. Of the original net amount raised, $13,868,000 has yet to be spent as of December 31, 2005; the use of proceeds continues to conform in all material respects with the expectations set forth in the prospectus. Certain funds raised from the share issuance were denominated in U.S. dollars. The Company maintains a significant U.S. dollar position to serve as a natural hedge of exchange rate fluctuations with respect to planned U.S. dollar denominated research and development expenditures primarily relating to its Phase III clinical programs. In July 2005, Picchio Pharma exercised a warrant, issued pursuant to a July 2002 private placement that was otherwise scheduled to expire on that date, generating total proceeds to the Company of $8,764,000 and resulting in the issuance of 2,800,000 common shares from treasury. Proceeds from the issue of share capital for the year ended December 31, 2004, amounted to $1,490,000 and are related to the issue of additional share capital pursuant to the exercise of employee stock options. Proceeds from the issue of share capital for the six month period ended December 31, 2003, amounted to $86,448,000 and are mainly related to the U.S. and Canadian public offering during that year, as discussed previously.

Proceeds from sale-leaseback amounted to $32,000,000 for the year ended December 31, 2005, and are in respect of the Company's facilities and campus located in Laval, Quebec. The transaction generated a net gain of $21,358,000. For accounting purposes, the net gain is deferred and amortized over the period of the lease. The Company has leased the facilities for a period of 15 years, with an option to buy it back at fair market value beginning December 1, 2017. In addition, the Company has secured two five-year options to extend the lease beyond the original term. Of the proceeds, $9.8 million was used to repay the long-term debt contracted in 2004 to finance the acquisition of the facilities from Shire BioChem.

Additions to property and equipment for the year ended December 31, 2005, amounted to $1,364,000, compared to $14,750,000 for the year ended December 31, 2004 and $916,000 for the six-month period ended December 31, 2003. The main additions to property and equipment for the year ended December 31, 2005, were composed of research equipment ($860,000). The main additions to property and equipment for the year ended December 31,

2004, were facilities acquired from Shire BioChem as discussed previously ($11,213,000), as well as research equipment ($2,254,000). For the six-month period ended December 31, 2003, the main additions were composed of research equipment ($354,000) and software ($223,000). Additions to patent costs for the year ended December 31, 2005, amounted to $1,138,000, compared to $1,599,000 for the year ended December 31, 2004, and $739,000 for the six-month period ended December 31, 2003. The Company expects that patent costs should increase as intellectual property protection activities continue.

As at January 31, 2006, the Company had 37,442,249 common shares outstanding, 220,000 common shares issuable to the Chief Executive Officer upon the achievement of specified performance targets, 2,288,788 options granted under the stock option plan and a warrant outstanding to purchase 1,200,000 common shares. The warrant was exercised on February 16, 2006, resulting in cash proceeds to the Company of $9,372,000.

The Company invests available cash resources, in a manner consistent with a goal of capital preservation, liquidity and with limited credit risk, in liquid securities with varying terms to maturity not exceeding twelve months, selected with regard to the expected timing of expenditures to be incurred from continuing operations and prevailing interest rates.

Since its inception in 1993, Neurochem has devoted its resources principally to funding research and development programs and the related infrastructure and support activities. As at December 31, 2005, the Company has incurred a cumulative deficit since inception of $220,748,000, of which research and development expenditures totaled $158,221,000 before research tax credits and grants of $24,298,000. The Company expects operating expenses to increase in the future as product candidates advance through the stages of clinical development, as the Company continues to invest in product research and development and as it prepares for commercialization of its lead product candidates.

The Company signed a collaboration and distribution agreement with Centocor in respect of Fibrillex(TM) in December 2004. However, the Company has not yet generated any revenues from the sale of products and has not been profitable to date. Neurochem has funded its operations primarily through private and public offerings of common shares, payments received under collaboration as well as research and development agreements, proceeds from the sale leaseback, interest income, tax credits and grants. While the Company continues to be in the development phase, it expects to fund operations with proceeds from equity or debt financing, interest income, revenues from collaborative research, license, product development and co-marketing agreements, research tax credits and grants.

The Company believes that its available cash and short-term investments, expected interest income, potential funding from research, potential partnerships and licensing agreements, research tax credits, grants, and access to capital markets should be sufficient to finance the Company's operations and capital needs for the coming year. However, in light of the uncertainties associated with the regulatory approval process, the outcome of the dispute with Immtech and the Company's ability to secure additional licensing, partnership and/or other agreements, further financing may be required to support the Company's operations in the future.

Disclosure of fair value of financial instruments, credit risk, foreign currency risk and interest rate risk is presented in note 19 of the Consolidated Financial Statements.

CONTRACTUAL OBLIGATIONS

As at December 31, 2005, Neurochem's future contractual obligations are principally for operating leases for facilities and office equipment, clinical trial outsourcing agreements, as well as management fees with Picchio International. Future contractual obligations by year of maturity are presented below.

                                                     Payments Due by Period
                                                 (in thousand Canadian dollars)
Contractual              ----------------------------------------------------------------------------------
Obligations               Total         Less than 1 year     1-3 years    3-5 years       More than 5 years
----------------         ------         ----------------     ---------    ---------       -----------------
Operating leases         47,752               2,754            5,666         5,893            33,439

Clinical trial           22,818              11,607           11,211          Nil               Nil
agreements

Management fees           4,600               2,400            2,200          Nil               Nil

The Company has not engaged in commodity contract trading or off-balance sheet financing, other than in relation to operating leases and the sale leaseback transaction, for which the contractual obligations under the operating leases are stated above. In addition, the Company is also responsible for operating costs and taxes under the operating leases.

The Company has letters of credit granted in favor of Centocor for U.S.$6,000,000 and a landlord for $640,000; equivalent amounts of marketable securities are pledged under these letters of credits and are presented as restricted cash on the Consolidated Balance Sheet as at December 31, 2005.

In December 2004, the Company entered into an agreement with its Chief Executive Officer, Dr Francesco Bellini, to issue to him up to 220,000 common shares upon the execution of the agreement and upon achievement of specified performance targets. In 2005, the Company recorded stock-based compensation in relation to 140,000 common shares to be issued to the Chief Executive Officer in connection with his execution and achievement of certain specified performance targets; these shares will be issued by the Company upon formal notification by the Chief Executive Officer.

The Company has entered into a number of other agreements, which involve future commitments. Refer to note 13(b) of the Consolidated Financial Statements for the year ended December 31, 2005.

DISCLOSURE CONTROLS AND PROCEDURES

The chief executive officer and the chief financial officer of the Company are responsible for establishing and maintaining the Company's controls and disclosure procedures. They are assisted in this responsibility by the Company's disclosure committee, which is composed of members of senior management. As required by securities legislation, the chief executive officer and chief financial officer have conducted an evaluation of the controls and procedures regarding communication of information and have concluded that these controls and procedures are effective.

CRITICAL ACCOUNTING POLICIES

In preparing the Company's consolidated financial statements in conformity with GAAP, management is required to make certain estimates and assumptions that the Company believes are reasonable based upon the information available at the time these estimates and assumptions are made. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. Actual results could differ from estimates.

The accounting policies which the Company considers to be critical are those that require the more difficult, subjective, or complex judgments and are the more important in understanding and evaluating its consolidated financial statements. These accounting policies are discussed in the following paragraphs.

Revenue recognition: Revenue from collaboration and distribution agreements that include multiple elements is considered to be a revenue arrangement with multiple deliverables. Under this type of arrangement, identification of separate units of accounting is required and revenue is allocated among the separate units based on their relative fair value. Payments received under the collaboration and distribution agreements may include upfront payments, regulatory and sales-based milestone payments for specific achievements, as well as distribution fees. Upfront and regulatory milestone payments, which require the Company's ongoing involvement are deferred and amortized into income on a straight-line basis over the estimated period of service. Sales-based milestone payments, for which the Company has no future involvement or obligations to perform related to that specific element of the arrangement, are recognized as income upon the achievement of the specified milestones. Distribution fee revenue is recognized when the amount is determinable and collection is reasonably assured.

Research and development costs consist of direct and indirect expenditures, including a reasonable allocation of overhead expenses, associated with the Company's various research and development programs. Research and development costs are expensed as incurred. Overhead expenses comprise general and administrative support provided to the research and development programs and involve costs associated with support activities such as facility operating costs, office services, information technology and human resources. The Company accrues clinical trial expenses based on work performed, which relies on estimates of total costs incurred based on completion of patient studies and other events. The Company follows this method since reasonable dependable estimates of the costs applicable to various stages of a research agreement or clinical trial can be made. Accrued clinical costs are subject to revisions as trials progress to completion.

Income taxes are accounted for under the asset and liability method. Future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Future tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Management provides valuation allowances against the future tax asset for amounts which are not considered "more likely than not" to be realized. In assessing the realizability of tax assets, management considers whether it is more likely than not that some portion or all of the tax assets will not be realized. The ultimate realization of future tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. The Company has determined that a 100% tax valuation allowance is necessary at December 31, 2005. In the event the Company was to determine that it would be able to realize its tax asset, an adjustment to the tax asset would increase income in the period in which such determination is made.

Property, equipment and patent costs are stated at cost and are amortized on a straight-line or declining balance basis. The Company regularly reviews property, equipment and patent costs for impairment, as well as whenever events or changes in business circumstances indicate that the carrying value of the assets may not be recoverable. Impairment is assessed by comparing the carrying amount of an asset with its expected future net undiscounted cash flows from use together with its residual value (net recoverable value). If such assets are considered impaired, the impairment to be recognized is measured by the amount by which the carrying amount exceeds its recoverable value. Management's judgment regarding the existence of impairment indicators is based on legal factors, market conditions and operating performances. Future events could cause management to conclude that impairment indicators exist and that the carrying values of the Company's property, equipment or patent costs are impaired. Any resulting impairment loss could have a material adverse impact on the Company's financial position and results of operations.

Stock-based compensation is recorded using the fair value based method for stock options issued to employees and non-employees subsequent to July 1, 2002. Under this method, compensation cost is measured at fair value at the date of grant and is expensed over the award's vesting period. The Company uses the Black-Scholes options pricing model to calculate stock option values, which requires certain assumptions, including the future stock price volatility and expected time to exercise. Changes to any of these assumptions, or the use of a different option pricing model, could produce different fair values for stock-based compensation, which could have a material impact on the Company's earnings.

RECENT ACCOUNTING PRONOUNCEMENTS

Non-monetary transactions

In 2006, the Company will adopt CICA handbook section 3831, which requires non-monetary transactions to be measured at fair value, subject to certain exceptions. These revised standards are effective for non-monetary transactions initiated in fiscal periods beginning on or after January 1, 2006.

On January 1, 2007, the Company will adopt CICA Handbook section 1530 "Comprehensive income", CICA Handbook section 3855 "Financial Instruments - Recognition and Measurement" and CICA Handbook section 3865 "Hedges". The Company is currently evaluating the impact of the adoption of these new standards on its Consolidated Financial Statements.

RISKS AND UNCERTAINTIES

Since its inception in 1993, Neurochem has experienced operating losses and products have not yet been marketed commercially. The Company's product candidates are in development and have not yet been approved for commercialization by regulatory authorities in any jurisdiction. The Company's business entails significant risks, including the costs and time involved in obtaining the required regulatory approvals, the adequacy of patent protection, the uncertainties involved in clinical testing, the availability of capital to continue development and commercialization of the products, and competition from pharmaceutical and other biotechnology companies.

Product research and development involves a high degree of risk and returns to investors are dependent upon successful development and commercialization of the Company's products. There can be no assurance that development of any product will be successfully completed or that regulatory approval of any of the Company's products under development will be obtained. Furthermore, there can be no assurance that existing products or new products developed by competitors will not be more effective, or more effectively marketed and sold, than any that may be developed by the Company. There can be no assurance that the Company's future potential products will gain market acceptance among physicians, patients, healthcare payers and the medical community.

Because of the length of time and expense associated with bringing new products through development, obtaining regulatory approval and bringing products to market, the Company places considerable importance on obtaining and maintaining patent and safeguarding trade secret protection for significant discoveries. There can be no assurance that any pending patent application filed by the Company will mature into an issued patent. Furthermore, there can be no assurance that existing or pending patent claims will offer protection against competition, or will not be designed around or infringed upon by others. Commercial success will also depend in part on the Company not infringing patents or proprietary rights of others. The Company is currently dependent on third parties for a variety of functions and may enter into future collaborations for the development, manufacture and commercialization of products. There is no assurance that the arrangements with these third parties will provide benefits the Company expects. There can also be no assurance that the Company will be successful in manufacturing, marketing and distributing products, or that the Company will be able to make adequate arrangements with third parties for such purposes. There can be no assurance that the Company will generate revenue or achieve profitability.

The Company is currently engaged in a legal dispute with Immtech. Despite having completed in mid-September 2005 the hearing before the arbitral tribunal convened under the authority of the International Chamber of Commerce's International Court of Arbitration, the outcome of this matter and the amount of loss, if any, cannot reasonably be estimated. There can be no assurance that the Company will prevail in this dispute. Currently, there is no clear indication of when the arbitral tribunal will issue its award or decision.

Significant funding is required for ongoing research and development, clinical trials, commercial manufacturing of products and the establishment of sales and marketing teams necessary for the launch and ongoing sales of new products. In addition, major financial resources are necessary until such time as the products are commercialized and sold successfully, and sales are sufficient to generate profits. The Company intends to raise additional financing, as required, through research, partnership and licensing agreements, the exercise of options and warrants, and through equity and/or debt financing. However, there can be no assurance that these financing efforts will be successful or that the Company will continue to be able to meet its ongoing cash requirements. It is possible that financing will not be available or, if available, may not be on favorable terms. The availability of financing will be affected by the results of scientific and clinical research, the Company's ability to obtain regulatory approvals, the market acceptance of the Company's products, the state of the capital markets generally (with particular reference to pharmaceutical, biotechnology and medical companies), the status of strategic alliance agreements, and other relevant commercial considerations.

A detailed discussion on the Company's risks and uncertainties can be found in the Company's Annual Information Form available on SEDAR at www.sedar.com.

On behalf of Management,

[signed]

MARIANO RODRIGUEZ, C.A., C.P.A.
Vice President, Finance
& Chief Financial Officer
Laval, Quebec, Canada
February 23, 2006

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles, and have been approved by the Board of Directors. The integrity and objectivity of these consolidated financial statements are the responsibility of management. In addition, management is responsible for all other information in the annual report and for ensuring that this information is consistent, where appropriate, with the information contained in the consolidated financial statements.

In support of this responsibility, Neurochem's management maintains systems of internal accounting and administrative controls to provide reasonable assurance that the financial information is relevant, reliable and accurate and that the Company's assets are appropriately accounted for and adequately safeguarded. When alternative accounting methods exist, management has chosen those it deems most appropriate in the circumstances. These consolidated financial statements may include certain amounts based on estimates and judgments. Managements has determined such amounts on a reasonable basis to ensure that the consolidated financial statements are presented fairly in all material respects.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control. The Board carries out this responsibility principally through its Audit Committee. The Audit Committee is appointed by the Board, and none of its members are involved in the daily operations of the Company. The Committee meets periodically with management and the external auditors to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues, to satisfy itself that each party is properly discharging its responsibilities, and to review the consolidated financial statements.

The Committee reports its findings to the Board for consideration when approving the consolidated financial statements for issuance to the shareholders. The Committee also considers, for recommendation by the Board and approval by the shareholders, the reappointment of the external auditors.

The consolidated financial statements have been audited on behalf of the shareholders by KPMG LLP, the external auditors, in accordance with Canadian generally accepted auditing standards. The external auditors have full and free access to the Audit Committee with respect to their findings concerning the fairness of the financial reporting and the adequacy of internal controls.

[signed]

FRANCESCO BELLINI, O.C.
Chief Executive Officer Chief Financial Officer

[signed]

MARIANO RODRIGUEZ, C.A., C.P.A.

Vice President, Finance and
Chief Financial Officer

Laval, Quebec, Canada
February 8, 2006

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Neurochem Inc. as at December 31, 2005 and 2004 and the consolidated statements of operations, deficit and cash flows for the years ended December 31, 2005 and 2004, and for the six-month period ended December 31, 2003, and for the period from inception (June 17, 1993) to December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and its cash flows for the years ended December 31, 2005 and 2004, and for the six-month period ended December 31, 2003 and for the period from inception (June 17, 1993) to December 31, 2005, in accordance with Canadian generally accepted accounting principles.

[signed]

Chartered Accountants

Montreal, Canada

February 8, 2006 (except as to note 22 (b), which is as of February 16, 2006)

CONSOLIDATED BALANCE SHEETS

December 31, 2005 and 2004
(in thousands of Canadian dollars)
(in accordance with Canadian GAAP)

                                                                     December 31,  December 31,  December 31,
                                                                         2005          2005          2004
                                                                     ------------  ------------  ------------
                                                                        (US$ -        (Cdn$)        (Cdn$)
                                                                      note 2 (k))
Assets

Current assets:
     Cash and cash equivalents                                        $   6,332     $    7,382    $   7,207
     Marketable securities                                               54,643         63,709       21,966
     Restricted cash (note 13 (d))                                        6,000          6,995           --
     Amount receivable under collaboration agreement (note 4)                --             --       14,443
     Sales taxes and other receivables                                      624            728          782
     Research tax credits receivable                                      2,062          2,404        1,349
     Prepaid expenses and deposits                                        2,720          3,171        3,836
                                                                      ---------     ----------    ---------
                                                                         72,381         84,389       49,583

Restricted cash (note 13 (d))                                               548            640           --
Long-term prepaid expenses and deposits                                   1,162          1,355        1,361
Long-term investment (note 3 (b))                                           202            235        4,421
Property and equipment (note 5)                                           4,212          4,911       16,690
Patents (note 6)                                                          4,645          5,416        4,393
                                                                      ---------     ----------    ---------
                                                                      $  83,150     $   96,946    $  76,448
                                                                      =========     ==========    =========

Liabilities and Shareholders' Equity

Current liabilities:
     Accounts payable                                                 $   4,302     $    5,016    $   4,060
     Accrued liabilities                                                  7,334          8,551        6,424
     Deferred revenue (note 4)                                            2,083          2,429        4,820
     Deferred gain on sale of property (note 5)                           1,221          1,424           --
     Current portion of obligations under capital leases (note 7)            --             --          416
     Current portion of long-term debt (note 8)                              --             --          686
                                                                      ---------     ----------    ---------
                                                                         14,940         17,420       16,406

Deferred revenue (note 4)                                                 7,530          8,779        9,772
Deferred gain on sale of property (note 5)                               16,947         19,759           --
Long-term accrued liabilities (note 9)                                      178            207          126
Long-term debt (note 8)                                                      --             --        9,450
                                                                      ---------     ----------    ---------
                                                                         39,595         46,165       35,754
                                                                      ---------     ----------    ---------

Non-controlling interest                                                    437            509           --

Shareholders' equity:
     Share capital (note 10)                                            223,832        260,968      175,855
     Additional paid-in capital (notes 3 (a) and 10)                      8,622         10,052        5,765
     Deficit                                                           (189,336)      (220,748)    (140,926)
                                                                      ---------     ----------    ---------
                                                                         43,118         50,272       40,694

Commitments and contingencies (note 13)
Subsequent events (note 22)
                                                                      ---------     ----------    ---------
                                                                      $  83,150     $   96,946    $  76,448

See accompanying notes to consolidated financial statements.

On behalf of the Board of Directors by:

[Signed] Graeme K. Rutledge                           [Signed] Colin Bier, Ph.D.
Director                                              Director

Consolidated Statements of Operations

Years ended December 31, 2005 and 2004, six-month period ended December 31, 2003, and period from inception (June 17, 1993) to December 31, 2005
(in thousands of Canadian dollars, except per share data)
(in accordance with Canadian GAAP)

                                                                                              Six-month
                                                      Year ended              Year ended     period ended     Cumulative
                                                      December 31,           December 31,    December 31,        since
                                             ----------------------------    ------------    ------------    inception of
                                                 2005            2005            2004            2003         operations
                                             ------------    ------------    ------------    ------------    ------------
                                                (US$ -         (Cdn$)           (Cdn$)          (Cdn$)          (Cdn$)
                                              note 2 (k))
Revenues:
     Collaboration agreement (note 4)        $      2,902    $      3,384    $        132    $         --    $      3,516
     Reimbursable costs                               907           1,057             195              --           1,252
     Research contracts                                --              --              --              --           9,216
     License fees                                      --              --              --              --           1,106
                                             ------------    ------------    ------------    ------------    ------------
                                                    3,809           4,441             327              --          15,090
                                             ------------    ------------    ------------    ------------    ------------

Expenses (income):
     Research and development                      43,310          50,495          30,957           8,661         158,221
     Research tax credits                          (2,736)         (3,190)         (1,463)           (914)        (14,943)
     Research grants                               (1,032)         (1,203)           (336)           (208)         (9,355)
                                             ------------    ------------    ------------    ------------    ------------
                                                   39,542          46,102          29,158           7,539         133,923

     General and administrative                    19,051          22,212          17,953           7,454          69,840
     Reimbursable costs                               907           1,057             195              --           1,252
     Stock-based compensation (note 11)             4,113           4,795           4,038              --           8,833
     Special charges (note 12)                         --              --           1,676              --           1,676
     Depreciation of property and
       equipment                                    1,739           2,028           1,801             557           7,421
     Amortization and write-off
       of patent costs                                996           1,161             245              89           2,036
     Interest and bank charges                        396             462             277              46           1,647
                                             ------------    ------------    ------------    ------------    ------------
                                                   66,744          77,817          55,343          15,685         226,628
                                             ------------    ------------    ------------    ------------    ------------
Net loss before undernoted items                  (62,935)        (73,376)        (55,016)        (15,685)       (211,538)
                                             ------------    ------------    ------------    ------------    ------------

Investment income and other:
     Interest income                                1,786           2,082           1,030             520           8,596
     Foreign exchange gain (loss)                     160             187           1,298          (1,747)            (14)
     Gain on technology transfer                       --              --              --              --           3,484
     Other income                                     802             935             289             139           1,363
     Share of loss in a company
       subject to significant
       influence (note 3 (b))                      (2,679)         (3,124)             --              --          (3,124)
     Non-controlling interest (note 3 (b))            798             930              --              --             930
                                             ------------    ------------    ------------    ------------    ------------
                                                      867           1,010           2,617          (1,088)         11,235
                                             ------------    ------------    ------------    ------------    ------------
Net loss before income taxes                      (62,068)        (72,366)        (52,399)        (16,773)       (200,303)

Income taxes (note 15):
     Quebec credit for losses                          --              --              --              --             700
                                             ------------    ------------    ------------    ------------    ------------
Net loss                                     $    (62,068)   $    (72,366)   $    (52,399)   $    (16,773)   $   (199,603)
                                             ============    ============    ============    ============    ============

Net loss per share (note 16):
     Basic and diluted                       $      (1.77)   $      (2.06)   $      (1.74)   $      (0.63)
                                             ============    ============    ============    ============

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF DEFICIT

Years ended December 31, 2005 and 2004, six-month period ended December 31, 2003 and period from inception (June 17, 1993) to December 31, 2005 (in thousands of Canadian dollars) (in accordance with Canadian GAAP)

                                                                                       Six-month
                                               Year ended             Year ended     period ended     Cumulative
                                               December 31,           December 31,    December 31,      since
                                     ----------------------------    -------------   -------------   inception of
                                         2005            2005            2004            2003         operations
                                     ------------    ------------    -------------   -------------   ------------
                                        (US$ -          (Cdn$)          (Cdn$)          (Cdn$)          (Cdn$)
                                      note 2 (k))
Deficit, beginning of period:
     As previously reported          $   (120,873)   $   (140,926)   $    (86,365)   $    (62,779)   $         --
     Adjustment to reflect
       change in accounting
       for employee stock
       options (note 3 (a))                    --              --          (2,162)             --          (2,162)
     Adjustment to reflect
       change in accounting
       policy for long-term
       investment (note 3 (b))             (2,145)         (2,501)             --              --          (2,501)
                                     ------------    ------------    ------------    ------------    ------------
     Deficit, beginning of period,
       as restated                       (123,018)       (143,427)        (88,527)        (62,779)         (4,663)

Net loss                                  (62,068)        (72,366)        (52,399)        (16,773)       (199,603)

Share issue costs (note 10 (b))            (4,250)         (4,955)             --          (6,813)        (16,482)
                                     ------------    ------------    ------------    ------------    ------------
Deficit, end of period               $   (189,336)   $   (220,748)   $   (140,926)   $    (86,365)   $   (220,748)
                                     ============    ============    ============    ============    ============

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31, 2005 and 2004, six-month period ended December 31, 2003 and period from inception (June 17, 1993) to December 31, 2005
(in thousands of Canadian dollars)
(in accordance with Canadian GAAP)

                                                                                                     Six-month
                                                              Year ended             Year ended     period ended    Cumulative
                                                             December 31,           December 31,    December 31,       since
                                                    ----------------------------    ------------    ------------    inception of
                                                        2005            2005            2004            2003         operations
                                                    ------------    ------------    ------------    ------------    ------------
                                                       (US$ -          (Cdn$)          (Cdn$)          (Cdn$)          (Cdn$)
                                                     note 2 (k))
Cash flows from operating activities:
     Net loss                                       $    (62,068)   $    (72,366)   $    (52,399)   $    (16,773)   $   (199,603)
     Adjustments for:
         Depreciation, amortization
           and write-off of patents                        2,735           3,189           2,046             646           9,576
         Unrealized foreign exchange
           loss                                            1,507           1,757             263           1,905           3,925
         Stock-based compensation                          4,113           4,795           4,038              --           8,833
         Share of loss in a company
           subject to significant
           influence                                       2,679           3,124              --              --           3,124
         Non-controlling interest                           (797)           (930)             --              --            (930)
         Write-off of leasehold
           improvements and other
           property and equipment                             --              --           1,189              --           1,189
         Provision for lease exit
           obligations                                        --              --             487              --             487
         Accretion expense                                     5               6              19              --              25
         Amortization of gain on
           sale leaseback                                   (150)           (175)             --              --            (175)
         Gain on technology transfer                          --              --              --              --          (3,484)
         Shares issued for services                           --              --              --              --              41
     Changes in operating assets and liabilities:
         Restricted cash                                  (6,774)         (7,898)             --              --          (7,898)
         Grants receivable                                    --              --              --             529              --
         Amount receivable under
           collaboration agreement                        12,388          14,443         (14,443)             --              --
         Sales taxes and other
           receivables                                        46              54             (61)            161            (728)
         Research tax credits
           receivable                                       (904)         (1,055)            762            (937)         (2,404)
         Prepaid expenses and
           deposits                                          488             569          (2,165)           (733)         (3,492)
         Long-term prepaid expenses
           and deposits                                        5               6          (1,135)             --          (1,129)
         Deferred revenue                                 (2,902)         (3,384)         14,592              --          11,208
         Accounts payable and
           accrued liabilities                             2,241           2,613           3,771             590          12,422
                                                    ------------    ------------    ------------    ------------    ------------
                                                         (47,388)        (55,252)        (43,036)        (14,612)       (169,013)
                                                    ------------    ------------    ------------    ------------    ------------

Cash flows from financing activities:
     Proceeds from issue of share
       capital                                            72,566          84,605           1,490          86,448         259,983
     Share issue costs                                    (4,250)         (4,955)             --          (6,813)        (16,482)
     Proceeds from sale leaseback                         27,446          32,000              --              --          34,168
     Repayment of obligations under
       capital lease                                        (357)           (416)           (425)           (203)         (3,162)
     Proceeds from long-term debt                             --              --          10,500              --          10,500
     Repayment of long-term debt                          (8,694)        (10,136)           (364)             --         (10,500)
                                                    ------------    ------------    ------------    ------------    ------------
                                                          86,711         101,098          11,201          79,432         274,507
                                                    ------------    ------------    ------------    ------------    ------------

                                                                                          Six-month
                                                 Year ended              Year ended     period ended     Cumulative
                                                 December 31,           December 31,    December 31,       since
                                        ----------------------------    ------------    ------------    inception of
                                            2005            2005            2004            2003         operations
                                        ------------    ------------    ------------    ------------    ------------
                                           (US$ -          (Cdn$)          (Cdn$)          (Cdn$)           (Cdn$)
                                         note 2 (k))
Cash flows from investing activities:
     Additions to property and
       equipment                              (1,170)         (1,364)        (14,750)           (916)        (23,310)
     Additions to patents                       (976)         (1,138)         (1,599)           (739)         (6,934)
     Long-term investment                         --              --              --              --            (591)
     Proceeds from (investment in)
       marketable securities                 (35,803)        (41,743)         40,759         (52,841)        (63,709)
     Proceeds from disposal of
       property and equipment                     58              68              26              --              94
                                        ------------    ------------    ------------    ------------    ------------
                                             (37,891)        (44,177)         24,436         (54,496)        (94,450)
                                        ------------    ------------    ------------    ------------    ------------

Net increase (decrease) in cash and
   cash equivalents                            1,432           1,669          (7,399)         10,324          11,044

Cash and cash equivalents, beginning
   of period                                   6,181           7,207          14,869           6,450              --

Effect of unrealized foreign exchange
   on cash and cash equivalents               (1,281)         (1,494)           (263)         (1,905)         (3,662)
                                        ------------    ------------    ------------    ------------    ------------
Cash and cash equivalents,
   end of period                        $      6,332    $      7,382    $      7,207    $     14,869    $      7,382
                                        ============    ============    ============    ============    ============

Supplemental disclosures to cash flow statements (note 17).

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2005 and 2004, six-month period ended December 31, 2003 and period from inception (June 17, 1993) to December 31, 2005
(in thousands of Canadian dollars, except per share data)

1.    ORGANIZATION AND BUSINESS ACTIVITIES:

      Neurochem Inc. and its subsidiaries (the Company or Neurochem) is a biopharmaceutical company focused on the development and commercialization of innovative therapeutics principally for neurological disorders. The Company's pipeline of proprietary, disease-modifying, oral product candidates addresses critical unmet medical needs.

      Since inception, the business activities of the Company have been devoted principally to the development of the Company's core technology platform, amyloid inhibitors, which focuses on the design and synthesis of chemical compounds that could have the potential to inhibit the formation, deposition and toxicity of amyloid fibrils which are implicated or believed to be the underlying causes of certain diseases. The diseases currently targeted by the Company include Amyloid A (AA) amyloidosis, Alzheimer's disease and Hemorrhagic Stroke due to Cerebril Amyloid Angiopathy (CAA). The status of the Company's principal product candidates is as follows:

Disease indication                          Product candidates                   Stage of development
------------------                          ------------------                   --------------------
AA amyloidosis                          Eprodisate (Fibrillex (TM))           NDA application in progress
Alzheimer's disease                    Tramiprosate (Alzhemed (TM))             Phase III clinical trials
Hemorrhagic Stroke due to CAA          Tramiprosate (Cerebril (TM))              Phase IIa clinical trial

      Neurochem is considered to be in the development stage, with a significant emphasis on clinical trials for three of its programs. Since inception, substantially all of the Company's research and development expenditures, capital expenditures, including costs incurred to secure patents, and all revenues from milestone payments, collaboration agreements and research contracts, relate to the Company's core technology platform.

      In the fiscal period ended June 30, 2003, the Company licensed out intellectual property rights in its Diabetes Type II program to Innodia Inc. (Innodia), a variable interest entity which Neurochem is the primary beneficiary. Innodia is a private development stage company engaged in developing novel drugs for the treatment of type 2 diabetes and underlying diseases. As at December 31, 2005 and 2004, Neurochem has an indirect equity investment in Innodia, which represents approximately 26% of equity ownership, based on the issued and outstanding shares.

2.    SIGNIFICANT ACCOUNTING POLICIES:

      The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). A reconciliation of the net loss and shareholders' equity to US GAAP is presented in note 20.

      (a)   Principles of consolidation:

            The consolidated financial statements include the accounts of Neurochem Inc. and its subsidiaries. All significant intercompany balances and transactions have been eliminated on consolidation.

      (b)   Cash and cash equivalents:

            The Company considers all investments with maturities of three months or less at inception, that are highly liquid and readily convertible into cash, to be cash equivalents.

      (c)   Marketable securities:

            Marketable securities are investments with maturities greater than three months and less than a year, and consist principally of commercial paper. Interest bearing financial assets are intended to be held to maturity and are carried at amortized cost. Interest is recognized on an effective yield basis. These investments are written down to their estimated fair market value when this amount is less than amortized cost, unless the Company has reason to believe it will be able to recover the carrying amount. Estimated fair market value is based on quoted market prices.

      (d)   Property and equipment:

            Property and equipment are stated at cost. Equipment under capital leases is stated at the present value of minimum lease payments. Depreciation is provided at the following annual rates:

Asset                                                Basis                 Rate/period
-----                                                -----                 -----------
Building                                           Straight-line             20 years
Research equipment                             Declining balance                  20 %
Office equipment                               Declining balance                  20 %
Computer hardware                              Declining balance                  30 %
Computer software                                  Straight-line            1-2 years
Equipment under capital leases                 Declining balance               20-30 %

      (e)   Patents:

            The capitalized amount with respect to patents relates to direct costs incurred in connection with securing the patents. Patents are stated at cost and are amortized using the straight-line method over the remaining life of the patent.

      (f)   Impairment and disposal of long-lived assets:

            Long-lived assets, including property and equipment and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized for the difference between the carrying amount and the recoverable value. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or the recoverable value less selling costs, and would no longer be depreciated. The assets and liabilities of a disposed group classified as held-for-sale would be presented separately in the appropriate asset and liability sections of the balance sheet.

      (g)   Revenue recognition:

            Revenue from collaboration agreements that includes multiple elements is considered to be a revenue arrangement with multiple deliverables. Under this type of arrangement, the identification of separate units of accounting is required and revenue is allocated among the separate units based on their relative fair values. Payments received under the collaboration agreement may include upfront payments, regulatory and sales-based milestone payments for specific achievements as well as distribution fees. Upfront and regulatory milestone payments, which require the Company's ongoing involvement, are deferred and amortized into income on a straight-line basis over the estimated period of service. Sales-based milestone payments, for which the Company has no future involvement or obligations to perform related to that specified element of the arrangement, are recognized into income upon the achievement of the specified milestones. Distribution fees are recognized when the amount is determinable and collection is reasonably assured.

            License fees are recorded when conditions and events under the license agreement have been met or occurred, and collectibility is reasonably assured.

            Interest income is recognized as earned.

      (h)   Research and development:

            Research expenditures are expensed as incurred and include a reasonable allocation of overhead expenses. Development expenditures are deferred when they meet the criteria for capitalization in accordance with Canadian GAAP, and the future benefits could be regarded as being reasonably certain. At December 31, 2005 and 2004, no development costs were deferred.

      (i)   Government assistance:

            Government assistance, consisting of grants and research tax credits, is recorded as a reduction of the related expense or the cost of the asset acquired. Grants are recorded when there is reasonable assurance that the Company has complied with the terms and conditions of the approved grant program. Research tax credits are recorded when there is reasonable assurance of their recovery.

      (j)   Foreign exchange:

            Monetary assets and liabilities denominated in foreign currencies are translated at year-end exchange rates. Non-monetary assets and liabilities denominated in foreign currencies are translated at exchange rates in effect at the transaction date. Income and expenses denominated in foreign currencies are translated at exchange rates in effect at the transaction date. Translation gains and losses are included in income.

            Neurochem Inc.'s foreign subsidiaries are considered to be integrated foreign operations and their accounts have been translated using the temporal method with translation gains and losses included in the consolidated statements of operations.

      (k)   Translation of convenience:

            The Company's functional currency is the Canadian dollar. The Company also presents the consolidated financial statements as at and for the period ended December 31, 2005 in US dollars, using the convenience translation method whereby all Canadian dollar amounts are converted into US dollars at the noon exchange rate quoted by the Bank of Canada as at December 31, 2005, which was $0.8577 US dollar per Canadian dollar. The information in US dollars is presented only for the convenience of some readers and thus has limited usefulness. This translation should not be viewed as a representation that such Canadian dollar amounts actually represent such US dollar amounts or could be or would have been converted into US dollars at the rate indicated.

      (l)   Income taxes:

            Income taxes are provided for using the liability method. Under this method, differences between the financial reporting bases and the income tax bases of the Company's assets and liabilities are recorded using the substantively enacted tax rates anticipated to be in effect when the tax differences are expected to reverse. A valuation allowance is recorded against any future tax asset, if it is more likely than not that the asset will not be realized.

      (m)   Guarantees:

            In the normal course of business, the Company enters into various agreements that may contain features that meet the definition of a guarantee. A guarantee is defined to be a contract (including an indemnity) that contingently requires the Company to make payments to a third party based on (i) changes in an underlying interest rate, foreign exchange rate, equity or commodity instrument, index or other variable that is related to an asset, a liability or an equity security of the guaranteed party, (ii) failure of another party to perform under an obligating agreement, or (iii) failure of another party to pay its indebtedness when due.

            A liability is recorded when the Company considers probable that a payment relating to a guarantee has to be made to the other party of the contract or agreement.

      (n)   Costs associated with lease exit activities:

            Costs associated with lease obligations for leased premises that are no longer being used by the Company are recognized and measured at fair value as of the cease-use date. The face value of the liability at the cease-use date is determined based on the remaining lease rentals, reduced by estimated sublease rentals that could reasonably be obtained for the property, measured using the credit-adjusted risk-free rate.

      (o)   Earnings per share:

            Basic earnings per share are determined using the weighted average number of common shares outstanding during the period. Diluted earnings per share are computed in a manner consistent with basic earnings per share, except that the weighted average shares outstanding are increased to include additional shares from the assumed exercise of options and warrants, if dilutive. The number of additional shares is calculated by assuming that outstanding options and warrants were exercised, and that the proceeds from such exercises were used to acquire shares of common stock at the average market price during the reporting period.

      (p)   Use of estimates:

            The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Significant areas requiring the use of management estimates include estimating the useful lives of long-lived assets, including property and equipment and patent costs, estimating accruals for clinical trial expenses, estimating the timing of regulatory approvals for revenue recognition purposes, as well as assessing the recoverability of research tax credits and future tax assets. The reported amounts and note disclosures reflect the most probable set of economic conditions and planned course of actions. Actual results could differ from these estimates.

3.    CHANGES IN ACCOUNTING POLICIES:

      (a)   Stock-based compensation:

            Effective January 1, 2004, the Company adopted the recommendations of the CICA Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments. The new recommendations require entities to account for employee stock options using the fair value based method, whereby compensation cost is measured at fair value at the date of grant and is expensed over the award's vesting period. In accordance with one of the transitional options permitted under amended Section 3870, the Company has retroactively applied the fair value based method to all employee stock options granted on or after July 1, 2002 without restatement of prior periods. The cumulative effect of the change in accounting policy of $2,162 has been recorded as an increase in the opening deficit and additional paid-in capital at January 1, 2004.

            Prior to January 1, 2004, the Company applied the fair value based method of accounting prescribed by the CICA to stock-based payments to non-employees, employee awards that were direct awards of stock or called for settlement in cash or other assets, and to employee stock appreciation rights; the Company applied the settlement method of accounting to employee stock options. Under the settlement method, any consideration paid by employees on the exercise of stock options or purchase of stock was credited to share capital and no compensation expense was recognized.

      (b)   Variable interest entities:

            On January 1, 2005, the Company adopted the recommendations of Accounting Guideline 15, Consolidation of Variable Interest Entities (AcG-15), which provides guidance for determining when an enterprise consolidates the assets, liabilities and results of operations of entities that are subject to control on a basis other than ownership of voting interests (a variable interest entity (VIE)). This guideline requires the Company to identify VIEs in which it has an interest, determine whether it is the primary beneficiary of such entities and, if so, to consolidate the VIE. A primary beneficiary is an enterprise that will absorb a majority of the VIE's expected losses, receive a majority of its expected residual returns, or both. It was determined that the Company's investment in a holding company that owns Innodia Inc.'s shares (Innodia holding) meets the criteria for being a VIE and that the Company is the primary beneficiary of Innodia holding. Innodia holding's only activity is the investment in Innodia Inc., which is accounted for using the equity method. The implementation of AcG-15 resulted in the consolidation of the Company's interest in Innodia holding starting January 1, 2005. The effect of the implementation of this accounting guideline was to adjust the net carrying value of the long-term investment and the deficit by $2,501 at January 1, 2005. The revised carrying amounts of the long-term investment and non-controlling interest at January 1, 2005 were $3,359 and $1,439, respectively.

      (c)   Reimbursable costs:

            Reimbursable costs incurred in connection with the Company's collaboration agreement with Centocor, Inc. are included in total revenues and expenses.

4.    COLLABORATION AGREEMENT:

      In December 2004, the Company concluded an exclusive collaboration and distribution agreement with Centocor, Inc. (Centocor) for Fibrillex(TM), the Company's most advanced product candidate designed to treat AA amyloidosis. Under this agreement, Neurochem granted to Centocor, a wholly-owned subsidiary of Johnson & Johnson, Inc., worldwide exclusive distribution rights for Fibrillex(TM), with the exception of Canada, Switzerland, China, Japan, Taiwan and South Korea for which the distribution rights remain with Neurochem. The agreement includes up-front, regulatory and sales-based milestone payments valued up to US$54 million, as well as tiered distribution fees which will be based upon annual sales of Fibrillex (TM) in the applicable territories over the life of the agreement. Neurochem will be responsible for the product approval activities in the United States and in Europe, as well as for global manufacturing activities. Centocor will manage the marketing and sales of Fibrillex(TM) in the applicable territories.

      At December 31, 2004, the Company recorded a receivable for the upfront payment due from Centocor upon signing of the agreement in the amount of $14,443 (US$12,000). One half of the upfront payment received by the Company is potentially refundable in specified circumstances, with the resolution of these circumstances expected in 2006. All of the deferred revenue at December 31, 2005 and 2004 relates to amounts received under this agreement.

      The Company recognized $3,384 of revenue under the agreement in 2005 (2004
      - $132), representing the amortization of the non-refundable upfront payment for the period from signing the agreement, December 21, 2004, which is being amortized over the estimated period through to the anticipated regulatory approval date of the investigational product candidate. The estimated period over which revenue will be recognized is subject to change based on additional information that the Company may receive periodically in respect of its expected date of regulatory approvals.

5.    PROPERTY AND EQUIPMENT:

                                                             December 31,
                                                                 2005
                                              -------------------------------------------
                                                               Accumulated      Net book
                                                Cost           depreciation       value
                                              --------         ------------     ---------
Research equipment                            $  7,001            $ 3,421        $ 3,580
Computer hardware and software                   2,905              2,151            754
Office equipment                                   948                371            577
                                              --------            -------        -------
                                              $ 10,854            $ 5,943        $ 4,911
                                              ========            =======        =======

                                                               December 31,
                                                                   2004
                                              --------------------------------------------
                                                                Accumulated       Net book
                                                Cost            depreciation        value
                                              --------          ------------      --------
Land                                          $  1,646            $     --        $  1,646
Building                                         9,486                 307           9,179
Research equipment                               5,641               1,901           3,740
Computer hardware and software                   2,606               1,582           1,024
Office equipment                                   772                 239             533
Equipment under capital leases                   1,198                 630             568
                                              --------            --------        --------
                                              $ 21,349            $  4,659        $ 16,690
                                              ========            ========        ========

      Included in "depreciation of property and equipment" in the consolidated statements of operations is depreciation of equipment under capital leases of $94 for the year ended December 31, 2005 (December 31, 2004 - $127).

      In May 2004, the Company purchased property and equipment for a total cash consideration of $10,500, plus $713 of acquisition-related costs. Assets acquired, including acquisition costs, consisted of land in the amount of $1,646, buildings in the amount of $9,476 and equipment of $91. As part of the purchase, the Company acquired a previously negotiated in-place operating lease that had a nominal value. The tenant is a company in which a shareholder has an equity interest. This lease expired in April 2005. See notes 13 and 14.

      On November 17, 2005, the Company entered into a sale and leaseback transaction for the above mentioned facilities for a sale price of $32,000. The transaction generated a net gain of $21,358. The net gain is deferred and is being amortized over the original term of the lease of 15 years as a reduction of rent expense. The Company accounts for this lease as an operating lease. Rent expense is calculated on a straight-line basis over the original term of the lease. The Company has an option to purchase the property at fair market value beginning on December 1, 2017.

6.    PATENTS:

                                                                         2005            2004
                                                                       --------        -------
Cost                                                                   $  6,263        $ 5,088
Accumulated amortization                                                    847            695
                                                                       --------        -------
                                                                       $  5,416        $ 4,393
                                                                       ========        =======

      The remaining weighted average amortization period of patent costs at December 31, 2005 is 15.6 years (December 31, 2004 - 15.4 years; December 31, 2003 - 15.6 years). The estimated amortization expense for each of the next five years is approximately $400 per annum or $2,000 in the aggregate.

      Effective January 1, 1994, the Company entered into an epilepsy license agreement ("Epilepsy Agreement"), with Parteq Research and Development Innovations ("Parteq"), the commercialization arm of Queen's University. Pursuant to the Epilepsy Agreement, the Company was granted the worldwide exclusive license, under certain intellectual property, including patents and patent applications ("Epilepsy Patents") belonging to Queen's University to develop, make, have made, use, sell and have sold certain products. The Company provided Parteq with a termination notice for the Epilepsy Agreement in 2005, pursuant to which responsibility for, and all rights in, the Epilepsy Patents reverted to Parteq. Accordingly, the Company wrote off the net book value of the Epilepsy Patents in the amount of $853.

7.    OBLIGATIONS UNDER CAPITAL LEASES:

      Interest expense related to obligations under capital leases for the year ended December 31, 2005 was $14 (December 31, 2004 - $45; six-month period ended December 31, 2003 - $33) and is included in "interest and bank charges" in the consolidated statements of operations. Agreements under capital leases terminated as scheduled in November 2005.

8.    LONG-TERM DEBT:

      In July 2004, the Company entered into a revolving decreasing term credit agreement in the amount of $10,500 in order to finance the newly-acquired premises (see note 5). The financing was available to the Company in the form of either advances or discounted bankers' acceptances. Advances bore interest at the bank's prime rate plus 0.25%, and the bankers' acceptances bore interest at bankers' acceptances rate plus stamping fees of 1.25%. Since the Company had a contractual right, exercisable at its sole discretion, to continue to roll over the short-term obligations for a period extending for more than a year from the balance sheet date, the debt was classified as long-term, except for the annual reductions in the authorized credit. Under the terms of the agreement, the maximum authorized credit was reduced by $175 per quarter. The agreement required certain ratios and covenants to be respected. The loan was guaranteed by a first ranking hypothec on the universality of the Company's movable and immovable property. The agreement was for a term of five years and was to expire on June 30, 2009.

      In the second quarter of 2005, the Company renegotiated its revolving decreasing term credit agreement. Under the terms of the amended agreement, the maximum authorized credit was reduced by $100 per quarter form June 2005 to March 2007, by $200 per quarter from June 2007 to March 2008 and by $275 per quarter thereafter until June 2009. Previously, the maximum authorized credit was reduced by $175 per quarter throughout the term.

      On November 17, 2005, the Company, using proceeds from the sale and leaseback transaction, repaid in its totality the remaining balance of the revolving decreasing term credit, and the first ranking hypothec on the universality of the Company's movable and immovable property was discharged.

      Interest on long-term debt including stamping fees amounted to $342 for the year ended December 31, 2005 (December 31, 2004 - $174).

9.    LONG-TERM ACCRUED LIABILITIES:

      Long-term accrued liabilities consist of:

                                                                        2005          2004
                                                                       ------        -------
Lease exit obligation (note 12)                                        $  105        $   126
Deferred rent liability                                                   102             --
                                                                       ------        -------
                                                                       $  207        $   126
                                                                       ======        =======

10.   SHARE CAPITAL:

      (a)   The authorized share capital of the Company consists of:

            -     an unlimited number of voting common shares

            - deposition and toxicity of amyloid fibrils which are implicated or in one or more series

      (b)   Issued and outstanding:

            The issued and outstanding share capital consists of:

                                                                     2005              2004
                                                                   ---------        ---------
37,421,079 common shares (December 31, 2004 -
  30,320,419 common shares)                                        $ 260,968        $ 175,855
                                                                   =========        =========

            Changes in the issued and outstanding common shares for the six-month period ended December 31, 2003 and the years ended December 31, 2004 and 2005 were as follows:

                                                                                 Additional
                                                                                   paid-in
                                                        Number      Dollars        capital
                                                      ----------   ----------    -----------
Balance, June 30, 2003                                23,483,024   $   87,482    $       --

Issued for cash from public offering (i)               5,750,000       84,956            --

Exercise of warrants                                     106,785          192            --

Exercise of stock options                                435,318        1,300            --
                                                      ----------   ----------    ----------

Balance, December 31, 2003                            29,775,127      173,930            --

Exercise of stock options:
     For cash                                            545,292        1,490            --
     Ascribed value from additional paid-in capital           --          435          (435)

Stock-based compensation                                      --           --         4,038

Adjustment to reflect change in accounting
  for employee stock options (note 3 (a))                     --           --
                                                                                      2,162
                                                      ----------   ----------    ----------

Balance, December 31, 2004                            30,320,419      175,855         5,765

Issued for cash from public offering (ii)              4,000,000       74,495            --

Exercise of warrants (iii)                             2,800,000        8,764            --

Exercise of stock options:
     For cash                                            300,660        1,346            --
     Ascribed value from additional paid-in
       capital                                                --          508          (508)

Stock-based compensation                                      --           --         4,795
                                                      ----------   ----------    ----------
Balance, December 31, 2005                            37,421,079   $  260,968    $   10,052
                                                      ==========   ==========    ==========

            December 31, 2003:

            (i) In September 2003, the Company completed a public offering for the issuance and sale of 5.75 million common shares at a price of $14.77 (US$10.87) per share. The total proceeds of the offering to the Company were $84,956. Total share issue expenses of $6,813 were charged to the deficit.

            December 31, 2005:

            (ii) On March 9, 2005, the Company completed a public offering for the issuance and sale of 4 million common shares at a price of $18.62 (US$15.30) per share. The total proceeds of the offering to the Company were $74,495 (US$61,200). Total share issue costs of $4,955 were charged to the deficit.

            (iii) On July 25, 2005, a shareholder exercised a warrant to purchase 2.8 million common shares at a price of $3.13 per share. The total proceeds to the Company were $8,764.

      (c)   Stock option plan:

            Under its stock option plan, the Company may grant options to purchase common shares to employees, directors, officers, consultants and members of the Scientific and Clinical Advisory Boards of the Company. The terms, number of common shares covered by each option, as well as the vesting period are determined by the Board of Directors. In general, options vest over periods of up to five years. During the period ended December 31, 2005, the shareholders approved an amendment to the Company's stock option plan to change the maximum number of shares reserved for issuance from 4,438,767 common shares to 12.50% of the issued and outstanding common shares. The maximum number of common shares which may be optioned in favor of any single individual shall not exceed 5% of the issued and outstanding common shares of the Company. The option price per share will be equal to the weighted average trading price of common shares for the five days preceding the date of grant during which the common shares were traded on the Toronto Stock Exchange. In no event may the term of any option exceed ten years from the date of the grant of the option.

            Changes in outstanding options issued under the stock option plan for the six-month period ended December 31, 2003 and the years ended December 31, 2004 and 2005 were as follows:

                                                        Weighted
                                                        average
                                          Number     exercise price
                                         ---------   --------------
Options outstanding, June 30, 2003       2,291,844   $         4.48

Granted                                    342,000            21.70

Exercised                                 (335,318)            2.87
                                         ---------   --------------
Options outstanding, December 31, 2003   2,298,526             7.23

Granted                                    797,000            25.65

Exercised                                 (545,292)            2.73

Cancelled or expired                      (186,450)            6.90
                                         ---------   --------------
Options outstanding, December 31, 2004   2,363,784            14.51

Granted                                    318,500            21.31

Exercised                                 (300,660)            4.48

Cancelled or expired                       (71,666)           13.68
                                         ---------   --------------
Options outstanding, December 31, 2005   2,309,958   $        16.78
                                         =========   ==============

The following table summarizes information about options outstanding and exercisable at December 31, 2005:

                       Options outstanding     Options exercisable
                       ---------------------   -------------------
                                                                       Weighted
                                                                       average
                                    Weighted               Weighted    remaining
                                    average                average    contractual
                                    exercise               exercise      life
Exercise price/share    Number        price      Number     price       (years)
--------------------   ----------   --------   ---------   --------   -----------
$ 0.36 - $0.65             25,500   $   0.49      25,500   $   0.49           1.7
$ 2.99 - $3.75            325,258       3.17     310,721       3.17           5.1
$ 5.30 - $6.79            114,000       6.79     108,000       6.79           6.9
$ 8.11 - $13.48           551,000       8.73     259,667       8.44           7.5
$17.42 - $23.35           462,200      21.23     192,283      21.88           8.3
$25.30 - $33.00           832,000      26.82     275,500      28.48           8.5
                       ----------   --------   ---------   --------   -----------
                        2,309,958   $  16.78   1,171,671   $  13.64           7.6
                       ==========   ========   =========   ========   ===========

      (d)   Other outstanding options at December 31, 2005:

            The Company had previously issued 400,000 options to purchase common shares at prices ranging from US$0.20 to US$2.50 per share which are not covered by the stock option plan. These options were all exercised prior to January 1, 2004. In the six-month period ended December 31, 2003, 100,000 of these options were exercised for gross proceeds of $337.

      (e)   Outstanding warrants at December 31, 2005:

            Each warrant entitles the holder to purchase a specified number of common shares. Changes in outstanding warrant shares issued in connection with various private placements were as follows:


                                                          Number of       Weighted
                                                           warrant        average
                                                           shares      exercise price
                                                          ---------    --------------
Warrant shares outstanding, June 30, 2003                 4,106,785    $       4.46

Exercised                                                  (106,785)           1.80

Warrant shares outstanding, December 31, 2003 and 2004    4,000,000            4.53

Exercised (note 10 (b))                                  (2,800,000)           3.13
                                                          ---------    ------------
Warrant shares outstanding, December 31, 2005             1,200,000    $       7.81
                                                          =========    ============


            The outstanding warrant expires on February 18, 2006. See subsequent event note 22 (b).

      (f)   Agreement to issue shares:

            The agreement with the Chief Executive Officer effective December 1, 2004 to issue to him up to 220,000 common shares upon the execution of the agreement and upon achievement of specified performance targets was approved by regulatory authorities and shareholders in 2005. During the year ended December 31, 2005, the Company recorded $1,441 in stock-based compensation in relation to 140,000 common shares to be issued to the Chief Executive Officer in connection with his execution and achievement of certain specified targets. The shares will be issued by the Company upon formal notification by the Chief Executive Officer.

11.   STOCK-BASED COMPENSATION:

      For the year ended December 31, 2005, the Company recorded total stock-based compensation of $4,795, including $3,354 related to stock options granted to employees after July 1, 2002, in accordance with the change in accounting policy detailed in note 3 (a).

      If the fair value-based accounting method had been used to account for and measure stock-based compensation costs relating to options granted to employees after July 1, 2002, but prior to January 1, 2004, date at which the fair value method was applied to all stock-based compensation, the net loss and related loss per share figures would be as follows:

                                                Six-month period ended
                                                      December 31,
                                                         2003
                                                ----------------------
Reported net loss                               $              (16,773)

Pro forma adjustments to compensation expense                   (1,444)
                                                ----------------------
Pro forma net loss                              $              (18,217)
                                                ======================
Pro forma net loss per share:
    Basic                                       $                (0.68)
    Diluted                                                      (0.68)
                                                ======================

      The fair value of the options granted were determined using the following method and assumptions.

      The fair value of each option granted is estimated on the date of grant using the Black-Scholes pricing model. The weighted average assumptions for the fiscal periods ended December 31, 2005 and 2004 were as follows:

                           2005   2004
                           ----   ----
Risk-free interest rate    3.86%  3.82%
Expected volatility          58%    43%
Expected life in years        7      7
Expected dividend yield     nil    nil
                           ====   ====

      The following table summarizes the weighted average grant-date fair value per share for options granted during the fiscal periods ended December 31, 2005 and 2004:

                                                                                            Weighted average
                                                                           Number of           grant-date
                                                                            options            fair value
                                                                           ---------        ----------------
Fiscal periods ended:
    December 31, 2005                                                        318,500        $          12.77
    December 31, 2004                                                        797,000                   12.83

      Dividend yield was excluded from the calculation, since it is the present policy of the Company to retain all earnings to finance operations and future growth.

12.   SPECIAL CHARGES:

      Special charges consist of:

                                                                          2005                   2004
                                                                       ----------           -------------
Provision for lease exit obligations                                   $        -           $         487
Write-off of leasehold improvements and other
  property and equipment                                                        -                   1,189

                                                                       ----------           -------------
                                                                       $        -           $       1,676
                                                                       ==========           =============

      The Company had previously entered into lease obligation contracts for space located in the City of Montreal, through February 28, 2011. As a result of the Company's move to new premises during the second quarter ended June 30, 2004, referred to in note 5, a liability of $896 was recognized in the second quarter of 2004 for the future lease costs of the vacated premises, net of estimated sublease rentals that could reasonably be obtained for the properties. In the fourth quarter of 2004, the Company revised its estimate of the cost associated with the lease exit activities as a result of entering into a sublease agreement for its former premises. A reconciliation of the beginning and ending liability balances is presented below:

                                                                            2005                 2004
                                                                       -------------        -------------
Initial provision                                                      $         289        $         896
Payments made                                                                   (169)                (217)
Accretion expense                                                                  6                   19
Adjustment to record change in estimate as a result
  of sublease agreement                                                            -                 (409)

                                                                       -------------        -------------
                                                                                 126                  289

Short-term portion included in accrued liabilities                               (21)                (163)

                                                                       -------------        -------------
Lease exit provision included in long-term accrued liabilities         $         105        $         126
                                                                       =============        =============

      For the year ended December 31, 2004, the Company wrote off $965 of related leasehold improvements, $211 of furniture and fixtures and $13 of lab equipment related to the vacated premises.

13.   COMMITMENTS AND CONTINGENCIES:

      (a)   Operating leases:

            Minimum annual lease payments for the next five years and thereafter under operating leases are as follows:

2006                                                                                    $       2,754
2007                                                                                            2,799
2008                                                                                            2,867
2009                                                                                            2,914
2010                                                                                            2,979
Thereafter                                                                                     33,439

                                                                                        -------------
                                                                                        $      47,752
                                                                                        =============


            In addition, the Company is also responsible for operating costs and taxes under the operating leases.

      (b)   License agreements and research collaborations:

            Effective January 1, 1994, the Company entered into an amyloid license agreement with Parteq. That initial amyloid agreement was subsequently replaced when, effective January 1, 1999, the Company entered into a new amyloid license agreement ("Amyloid Agreement") with Parteq. Pursuant to the Amyloid Agreement, the Company was granted the worldwide exclusive license under certain intellectual property, including patents and patent applications ("Amyloid Intellectual Property") to develop, make, have made, use, and sell certain products. Pursuant to the terms of the Amyloid Agreement, the Company has agreed to pay certain fees (including milestone payments) and royalties, and to assume all expenses related to the protection of the intellectual property rights. See subsequent events note 22 (a).

            Under the terms of an agreement with the federal Ministry of Industry (Technology Partnerships Canada Program), as amended in 2005, the Company is committed to pay the federal government royalties equal to 7.24% of certain milestone revenue and 0.724% of end-product sales realized from the commercialization of effective orally-administered therapeutics for the treatment of Alzheimer's disease until December 31, 2010. After December 31, 2010, the Company may have to continue to pay royalties until such time as the aggregate amount of royalties paid pursuant to the agreement reaches $20,540. Under the agreement, the Company is committed to spend a specified amount on research and development from the date of regulatory approval to December 31, 2014.

            The Company is party to research and license agreements under which it has obtained rights to use certain technologies to develop certain product candidates. These agreements impose various milestones, commercialization, sublicensing, royalty and other payment, insurance, indemnification and other obligations and are subject to certain reservations of rights.

            The Company is a party to a collaboration agreement with Centocor for Fibrillex(TM), under which it is responsible for the regulatory activities in the United States and in Europe, as well as for global manufacturing activities.

            The Company outsources clinical trials in the normal course of business. As at December 31, 2005, the Company's future obligations with respect to these clinical trial agreements amount to $22,818 (2004 - $6,152).

      (c)   Management services agreement:

            The payments under a management services agreement with a shareholder-affiliated entity (see note 14 (a)) are as follows: 2006
            - $2,400 and 2007 - $2,200.

      (d)   Guarantees:

            At December 31, 2005, the Company is contingently liable for a letter of guarantee granted in favor of a landlord in the amount of $640 relating to the lease of a building as described in note 5.

            In December 2004, the Company obtained a new credit facility in the amount of US$6,000 to be used for the issuance of a letter of guarantee in connection with the collaboration agreement with Centocor referred to in note 4. The amount is presented as restricted cash.

      (e)   Litigation:

            In 2002, the Company executed an agreement with Immtech International, Inc. (Immtech) of Vernon Hills, Illinois, pursuant to which Immtech provided the Company with certain compounds for testing and granted the Company an option to license such compounds (the CTA). In August 2003, Immtech filed certain legal proceedings with the Federal District Court for the Southern District of New York, U.S.A., with respect to the CTA. The parties entered into settlement discussions in September 2003 and, as settlement did not occur, in January 2004, the Company brought a motion to compel arbitration under the term of the CTA. A hearing before the arbitral tribunal, convened in accordance with the rules of the International Court of Arbitration, was held in mid-September 2005. Since the conclusion of the hearing, the parties have filed with the tribunal their respective Post-Evidentiary Hearing Briefs and their respective replies thereto. In early January 2006, responding to a formal request from the arbitral tribunal made on December 27, 2005, the parties to the proceedings submitted their respective summaries of their attorney fees and costs to which they believe they would be entitled if they were to prevail in the arbitration. Since then, there has been no clear indication of when the arbitral tribunal will issue its award or decision.

            On August 5, 2005, Immtech filed SEC Form 10-Q in relation to its quarterly report for the period ended June 30, 2005. In that form, Immtech stated having filed expert reports which set forth a range of monetary damages based on different scenarios of between US$14 million and US$50 million, without regard to punitive damages. The Company counterclaimed damages which, to date, it has estimated at no less than US$3.5 million, which includes an estimated valuation for equitable relief. The outcome of this matter and the amount of loss, if any, cannot reasonably be estimated. No provision for possible loss has been recorded by the Company in connection with this matter. There can be no assurance that the Company will prevail in this dispute. The Company has and will continue to vigorously defend itself against the claims brought by Immtech.

14.   RELATED PARTY TRANSACTIONS:

      (a) Under the terms of a management services agreement entered into in March 2003 and amended in October 2003 and again in December 2004 with Picchio International Inc. (Picchio), a company related to a shareholder, director and officer, the Company recorded a management fee of $2,400 for the year ended December 31, 2005 (year ended December 31, 2004 - $1,080; six-month period ended December 31, 2003
            - $480). In addition, the Company did not pay any performance incentive fees for the year ended December 31, 2005 (December 31, 2004 - nil; December 31, 2003 - $250). As at December 31, 2005,
            accounts payable due to Picchio are nil (December 31, 2004 - $200; December 31, 2003 - $20). In addition, accrued liabilities include amounts of $625 due to Picchio at December 31, 2005 (December 31, 2004 - $375; December 31, 2003 - $125).

            In 2004, the Company entered into an agreement to issue shares to the Chief Executive Officer. See note 10 (f).

      (b) The Company paid Parteq, a company related to a director, the following amounts in the normal course of operations:

Period ended:
     December 31, 2005                                                                  $   37
     December 31, 2004                                                                      10
     December 31, 2003                                                                       -

            As indicated in note 6, the Company wrote off certain patents related to non-core technologies that reverted to Parteq.

            In addition, the Company entered into an assignment agreement with Parteq effective February 1, 2006, see note 22 (a).

      (c) For the year ended December 31, 2005, legal fees paid to a firm in which a former director is a partner were nil during his period of service as a director (December 31, 2004 - $332).

      (d) In 2005, the Company entered into a lease agreement with a company in which a shareholder has an equity interest. For the year ended December 31, 2005, rental revenue under the agreement amounted to $701. At December 31, 2005, the Company had an amount receivable of $27 with this company. In addition, the Company had amounts receivable of $26 from other companies in which a shareholder has an equity interest.

      These transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

15.   INCOME TAXES:

      (a)   Details of the components of income taxes are as follows:

                                                                                    Six-month
                                                       Year ended    Year ended    period ended
                                                      December 31,  December 31,   December 31,
                                                          2005          2004           2003
                                                      ------------  -------------  ------------
Loss before income taxes:
     Canadian operations                              $    (15,390) $     (10,935) $     (4,120)
     Foreign operations                                    (56,976)       (41,464)      (12,653)
                                                      ------------  -------------  ------------
                                                           (72,366)       (52,399)      (16,773)

Basic income tax rate                                        31.02%         31.02%           33%
                                                      ------------  -------------  ------------
Computed income tax recovery                               (22,448)       (16,254)       (5,535)

Adjustments in income taxes resulting from:
     Non-recognition of losses and other deductions         16,300          7,379         2,936
     Difference in tax rate of a foreign subsidiary         10,629          8,262         2,720
     Non-deductible stock option expenses                    1,446          1,251          -
     Share issue costs                                      (1,537)             -             -
     Non-taxable portion of gain on sale of property        (3,220)             -             -
     Permanent differences and other                        (1,170)          (638)         (121)
     Impact of future changes in enacted rates:
         Decrease in future tax asset                        9,278              -             -
         Decrease in valuation allowance                    (9,278)             -             -
                                                      ------------  -------------  ------------
                                                      $          -  $           -  $          -
                                                      ============  =============  ============

      (b)   Net future tax assets:

            The future tax assets and liabilities at December 31, 2005 and 2004 are as follows:

                                                        2005        2004
                                                      --------    --------
Future tax assets:
     Patent costs                                     $  8,953    $ 10,154
     Unclaimed scientific research and experimental
       development expenditures for tax purposes        13,672      10,990
     Deferred gain on sale of property                   7,206           -
     Share issue costs                                   2,560       1,574
     Net operating losses of a foreign subsidiary        3,684       6,653
     Long-term investment                                1,186         271
     Other                                                 125         131
                                                      --------    --------
                                                        37,386      29,773

Less: valuation allowance                              (36,209)    (28,701)
                                                      --------    --------
                                                         1,177       1,072

Future tax liabilities:
     Property and equipment                             (1,177)     (1,072)
                                                      --------    --------
Net future tax assets                                 $      -    $      -
                                                      ========    ========

            In assessing the realizability of future tax assets, management considers whether it is more likely than not that some portion or all of the future income tax assets will be realized. The ultimate realization of future tax assets is dependent upon the generation of future taxable income and/or tax planning strategies. Since the Company is a development stage enterprise, the generation of future taxable income is dependent on the successful commercialization of its products and technologies.

      (c) The Company has the following unclaimed deductions available to reduce future taxable income in Canada:

                                          Federal         Quebec
                                       ------------   -------------
Research expenditure pool (no expiry)  $     51,473   $      19,208
                                       ============   =============

            The Company also has approximately $11,159 in federal research investment tax credits that can be used to reduce future federal taxes payable and which expire as follows:

2012              $       1,106
2013                      2,240
2014                      4,133
2015                      3,680

                  -------------
                  $      11,159
                  =============

      (d) The Company has non-capital losses carried forward in a foreign subsidiary which are available to reduce future years' taxable income. These expire as follows:

2011              $      54,776
2012                     56,856

                  -------------
                  $     111,632
                  =============

16.   LOSS PER SHARE:

      The reconciliation between basic and diluted loss per share is as follows:

                                                                 Six-month
                              Year ended        Year ended      period ended
                             December 31,      December 31,     December 31,
                                 2005              2004            2003
                            --------------    -------------    --------------
Basic weighted average
  number of common shares
  outstanding                   35,104,342       30,156,194        26,813,836
                            ==============    =============    ==============

Basic net loss per share    $        (2.06)   $       (1.74)   $        (0.63)
                            ==============    =============    ==============


                                                                  Six-month
                                  Year ended      Year ended     period ended
                                 December 31,    December 31,    December 31,
                                     2005            2004           2003
                                 ------------    ------------    ------------
Diluted:
  Basic weighted average
    number of common shares
    outstanding                    35,104,342      30,156,194      26,813,836
  Plus impact of stock options
    and warrants (1)                1,381,629       4,389,005       4,476,940

                                 ------------    ------------    ------------
Diluted common shares              36,485,971      34,545,199      31,290,776
                                 ============    ============    ============

Diluted net loss per share (1)   $      (2.06)   $      (1.74)   $      (0.63)
                                 ============    ============    ============

(1) The impact of stock options and warrants is anti-dilutive because the Company incurred losses in 2005 and 2004. All outstanding options and warrants included in this computation could potentially be dilutive in the future. At December 31, 2005, 1,294,200 options were not considered in the computation of the diluted weighted average number of shares outstanding, since the exercise price of these options was higher than the average market price.

17.   STATEMENTS OF CASH FLOWS - SUPPLEMENTARY DISCLOSURE:

      (a)   Cash and cash equivalents:

            Cash and cash equivalents consist of cash balances with banks and short-term investments:

                                                           2005      2004
                                                         -------    -------
Cash balances with banks                                 $ 1,919    $ 1,215
Short-term investments (yielding interest between
  3.15% to 4.27% (December 31, 2004:  2.51% to 2.56%))     5,463      5,992
                                                         -------    -------
                                                         $ 7,382    $ 7,207
                                                         =======    =======

      (b)   Interest and income taxes:

                                                                  Six-month
                                Year ended      Year ended       period ended
                               December 31,     December 31,      December 31,
                                  2005             2004              2003
                              -------------    -------------    --------------
Cash paid in the year for:
     Interest                 $         257    $         151    $          35
                              =============    =============    ==============

      (c)   Non-cash transactions:

                                                                           Six-month
                                        Year ended       Year ended      period ended
                                        December 31,     December 31,     December 31,
                                            2005            2004              2003
                                       -------------    -------------    -------------
Additions to property and equipment
  and patent costs included in
  accounts payable and accrued
  liabilities at year-end              $       1,325    $         916    $         406
                                       =============    =============    =============

18.   SEGMENT DISCLOSURES:

      (a)   Business segment:

            The Company operates in one business segment, namely the development and commercialization of innovative therapeutics, principally for neurological disorders. The Company's operations are conducted principally in Canada and Europe.

      (b) Property and equipment and intangible assets (patent costs) by geographic area are as follows:

                      2005       2004
                    --------   --------
Canada              $  4,800   $ 16,745
Europe                 5,527      4,338

                    --------   --------
                    $ 10,327   $ 21,083
                    ========   ========

      (c)   Major customers:

            All revenues recognized in 2005 and 2004 and the amount receivable at December 31, 2004 were derived from one customer under the collaboration agreement referred to in note 4.

19.   FINANCIAL INSTRUMENTS:

      (a)   Fair value disclosure:

            Fair value estimates are made as of a specific point in time, using available information about the financial instrument. These estimates are subjective in nature and often cannot be determined with precision.

            The Company has determined that the carrying value of its short-term financial assets and liabilities, including cash and cash equivalents, restricted cash, the amount receivable under the collaboration agreement, sales taxes and other receivables, research tax credits receivable, as well as accounts payable and accrued liabilities, approximates their fair value because of the relatively short periods to maturity of these instruments.

            Marketable securities are comprised of fixed income instruments with a high credit rating (not less than R1 mid rating). As at December 31, 2005, the weighted average effective interest rate of the marketable securities is approximately 3.16% (December 31, 2004 - 2.15%). The fair market value of the marketable securities amounts to $63,686 as at December 31, 2005 (December 31, 2004 - $21,964).

            The fair value of the long-term debt at December 31, 2004 approximated the carrying value because interest was based on market-related variable rates. The fair values of obligations under capital leases at December 31, 2004, calculated as the present value of future contractual payments of principal and interest, discounted at the current market rates of interest available to the Company for debt instruments with similar terms and maturity, and the long-term accrued liabilities also approximate their carrying values.

      (b)   Credit risk:

            Credit risk results from the possibility that a loss may occur from the failure of another party to perform according to the terms of the contract. The Company regularly monitors the credit risk exposure and takes steps to mitigate the likelihood of these exposures from resulting in actual loss.

            Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of marketable securities. The Company has investment policies that are designed to provide for the safety and preservation of principal, the Company's liquidity needs and yields that are appropriate. Authorized investments include bankers' acceptances, bearer deposit notes, corporate and government bonds, certificates of deposit, commercial paper and treasury bills, and shall not exceed 10% per issuer.

      (c)   Foreign currency risk management:

            A substantial portion of the Company's revenues, as well as expenses, are denominated in US dollars. This results in financial risk due to fluctuations in the value of the Canadian dollar relative to the US dollar. The Company does not use derivative financial instruments to reduce its foreign exchange exposure. Fluctuations in foreign exchange rates could cause unanticipated fluctuations in the Company's operating results.

      (d)   Interest rate risk:

            The Company's exposure to interest rate risk is as follows:

Cash and cash equivalents                         Short-term fixed interest rate
Marketable securities                             Short-term fixed interest rate
Obligations under capital leases                             Fixed interest rate
Long-term debt                        Short-term fixed or variable interest rate

20. CANADIAN/US REPORTING DIFFERENCES:

      (a)   Consolidated statements of operations:

            The reconciliation of earnings reported in accordance with Canadian GAAP with US GAAP is as follows:

                                                                            Six-month        Cumulative
                                       Year ended        Year ended      period ended             since
                                      December 31,      December 31,      December 31,     inception of
                                             2005              2004              2003        operations
                                      -----------      ------------      ------------      ------------
Net loss in accordance with
 Canadian GAAP                        $   (72,366)     $    (52,399)     $    (16,773)     $   (199,603)

Adjustments for:
  Stock-based compensation (1)
    - Canadian GAAP                         4,795             4,038                --             8,833
    - US GAAP                                  --                (8)               (8)           (1,983)
  Long-term investment (2)                     --            (1,730)             (771)               --
  Sale leaseback (4)                         (201)               --                --              (201)
                                      -----------      ------------      ------------      ------------
Net loss in accordance with
 US GAAP                              $   (67,772)     $    (50,099)     $    (17,552)     $   (192,954)
                                      ===========      ============      ============      ============

Net loss per share under US GAAP:
  Basic and diluted                   $     (1.93)     $      (1.66)     $      (0.65)
                                      ===========      ============      ============

      (b)   Consolidated Shareholders' Equity:

            A reconciliation of shareholders' equity items in accordance with Canadian GAAP with US GAAP is as follows:

            (i)   Share capital:

                                           December 31,
                                     -----------------------
                                       2005           2004
                                     ---------     ---------
Share capital, Canadian GAAP         $ 260,968     $ 175,855

Adjustment for:
    Stock-based compensation (1)          (943)         (435)
    Share issue costs (3)              (16,482)      (11,527)
                                     ---------     ---------
Share capital, US GAAP               $ 243,543     $ 163,893
                                     =========     =========

                  (ii)  Additional paid-in capital:

                                                   December 31,
                                              --------------------
                                                2005        2004
                                              --------    --------
Additional paid-in capital, Canadian GAAP     $ 10,052    $  5,765

Adjustments for:
   Stock-based compensation (1)
       Canadian GAAP - current reversed        (10,052)     (5,765)
       US GAAP - current                            --           8
       Cumulative effect of prior years          1,709       1,701
                                              --------    --------
Additional paid-in capital, US GAAP           $  1,709    $  1,709
                                              ========    ========

            (iii) Deficit:

                                                                                    December 31,
                                                                             ------------------------
                                                                                2005          2004
                                                                             ----------    ----------
Deficit, Canadian GAAP                                                       $ (220,748)   $ (140,926)

Adjustments for:

    Stock-based compensation (1)
        Canadian GAAP - cumulative effect of prior of prior years reversed        6,200         2,162
        Canadian GAAP - current year reversed                                     4,795         4,038
        US GAAP - current year                                                       --            (8)
        Cumulative effect of prior years                                         (1,709)       (1,701)
        Sale leaseback (4)                                                         (201)           --
                                                                             ----------    ----------
                                                                                  9,085         4,491

   Long-term investment (2)                                                          --        (2,501)

   Share issue expenses (3)                                                      16,482        11,527
                                                                             ----------    ----------
Deficit, US GAAP                                                             $ (195,181)   $ (127,409)
                                                                             ==========    ==========

            (iii) Deficit (continued):

                  (1)   Stock-based compensation:

                        Employees

                        For US GAAP purposes, the Company has elected to follow the intrinsic value method of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") in accounting for stock options granted to employees and directors. Under the intrinsic value method, compensation cost is recognized for the difference, if any, between the quoted market price of the stock as at the grant date and the amount the individual must pay to acquire the stock. The Company recorded a compensation expense of nil in 2005 (December 31, 2004 - $8) in respect of options granted to employees prior to the Company's initial public offering at prices other than the quoted market price at date of grant.

                        For Canadian GAAP purposes, the Company adopted the fair value method of accounting for stock options granted to employees effective January 1, 2004 (see note 3 (a)).

                  (2)   Long-term investment:

                        For US GAAP purposes, the Company's long-term investment was considered a variable interest entity (VIE) as defined in FIN46R, "Consolidation of Variable Interest Entities" as of January 1, 2004. An enterprise consolidates a VIE if that enterprise has a variable interest that will absorb a majority of the VIE's expected losses if they occur, receive a majority of the VIE's expected returns if they occur, or both. For Canadian GAAP, similar guidance was adopted January 1, 2005 (see note 3 (b)).

                  (3)   Share issue costs:

                        For US GAAP purposes, share issue costs are recorded as a reduction of the proceeds raised from the issuance of share capital. For Canadian GAAP purposes, share issue costs were charged to the deficit.

                  (4)   Sale leaseback:

                        For Canadian GAAP purposes, the Company recorded the sale of facilities which were leased back by the Company, as a sale-leaseback transaction, with the resulting gain deferred and recognized over the lease term. Under US GAAP, the Company's option to purchase the property represents continuing involvement in the property and, consequently, the transaction is precluded from sale-leaseback accounting. As a result, the sale and deferred gain on the transaction are not recognized in US GAAP. The sale proceeds are recognized as a liability and the property continues to be shown as an asset until the conditions for sales recognition are met. Lease payments exclusive of an interest portion recognized under the interest method, decrease the liability over the term.

21.   COMPARATIVE FIGURES:

      Certain of the comparative figures have been reclassified to conform to the presentation adopted in the current year.

22.   SUBSEQUENT EVENTS:

      (a) Effective February 1, 2006, the Company entered into an assignment agreement with Parteq ("Assignment Agreement") which terminates the Amyloid Agreement. Pursuant to the Assignment Agreement, Parteq agreed and assigned the Amyloid Intellectual Property to the Company for consideration comprising an upfront payment of $200 and various deferred payment amounts, which are approximately equal to the payments provided for in the Amyloid Agreement. The Assignment Agreement also provides for annual technology payments, milestone payments and royalties based on gross revenues to be generated from commercialized products, which approximate the payments included in the Amyloid Agreement.

      (b)   On February 16, 2006, a shareholder exercised a warrant to purchase
            1.2 million common shares otherwise due to expire on February 18, 2006. Total proceeds to the Company from this exercise were $9,372.

EXECUTIVE MANAGEMENT

Dr. Francesco Bellini

Chairman, President and Chief Executive Officer

Dr. Andreas Orfanos

Executive Vice President,
Strategic Planning and Scientific Affairs

Dr. Philippe Calais
President, Global Business

Dr. Denis Garceau
Senior Vice President, Drug Development

Mr. Mariano Rodriguez
Vice President, Finance and Chief Financial Officer

Dr. Daniel Delorme
Vice President, Research

Dr. Lise Hebert
Vice President, Corporate Communications

Ms. Christine Lennon
Vice President, Business Development

Dr. Shona McDiarmid
Vice President, Intellectual Property

Ms. Judith Paquin
Vice President, Human Resources

Mr. David Skinner
General Counsel and Corporate Secretary

BOARD OF DIRECTORS

Dr. Francesco Bellini
Chairman, President and Chief Executive Officer

Dr. Colin Bier
Consultant

Mr. Jean-Guy Desjardins
President and Chief Executive Officer, Centria Inc.

Mr. Peter Kruyt
President, Power Technology Investment Corporation

Mr. Francois Legault
President and Chief Operating Officer, ViroChem Pharma Inc.

Dr. Frederick H. Lowy
Consultant

Mr. John Molloy
President and Chief Executive Officer, Parteq Research and Development Innovations, Queen's University

Mr. Ronald M. Nordmann
Co-President, Global Health Associates, LLC

Mr. Graeme K. Rutledge
Consultant

Dr. Emil Skamene
Scientific Director, Research Institute of the
McGill University Health Center

SCIENTIFIC ADVISORY BOARD

Activities of our research and development team are regularly reviewed by our Scientific Advisory Board (SAB). Members include internationally recognized scientists working in the fields of Alzheimer's disease, amyloid and neurology:

Dr. Howard Fillit
Chairman of the SAB, Insitute for the Study of Aging, New York, United States

Dr. Jack Gauldie
McMaster University Medical Centre, Hamilton, Canada

Dr. Alex E. Roher
Sun Health Research Insitute, Sun City, United States

CLINICAL ADVISORY BOARDS

Internationally renowned clinical experts are collaborating in the development and implementation of clinical trials for eprodisate (Fibrillex(TM)), tramiprosate (Alzhemed(TM)) and tramiprosate (Cerebril(TM)). The following are members of Neurochem's Clinical Advisory Boards:

EPRODISATE (FIBRILLEX(TM))

Dr. Laura M. Dember
Boston University School of Medicine, Boston, United States

Prof. Philip N. Hawkins
Royal Free and University College Medical School, London, United Kingdom

Dr. Bouke P.C. Hazenberg
University Hospital Groningen, Groningen, Netherlands

Dr. Martha Skinner
Boston University School of Medicine, Boston, United States

TRAMIPROSATE (CEREBRIL(TM))

Dr. Clive Ballard
Newcastle General Hospital, Newcastle-Upon-Tyne, United Kingdom

Dr. Franz Fazekas
Karl-Franzens University, Graz, Austria

Dr. Steven Greenberg
Massachusetts General Hospital, Boston, United States

Dr. Vladimir Hachinsky
University of Western Ontario, London, Canada

Dr. Ralph Sacco
Columbia University, New York, United States

TRAMIPROSATE (ALZHEMED(TM))

Dr. Paul Aisen

Georgetown University Medical Center, Washington D.C., United States

Dr. Howard Chertkow
Lady Davis Institute for Medical Research, Montreal, Canada

Dr. Steven Ferris
New York University School of Medicine, New York, United States

Dr. Serge Gauthier
McGill University Center for Studies in Aging, Montreal, Canada

Dr. Simon Lovestone
Institute of Psychiatry, London, United Kingdom

Dr. John Morris
Washington University School of Medicine, St-Louis, United States

Dr. Bruno Vellas
Toulouse Geriatric Alzheimer's Center, Toulouse, France

CORPORATE GOVERNANCE

Neurochem is committed to sound corporate governance practices which ensure that its affairs are managed in the best interest of all shareholders. The Board of Directors undertakes a periodic review to verify that Neurochem's governance practices have kept pace with changing regulatory environments in the United States and Canada, to which Neurochem is subject as a company listed on both the Nasdaq and TSX. Please refer to the management proxy circular for more information on the overall structure of the Board and its Committees and for details of Neurochem's corporate governance practices.

AUDITORS

KPMG LLP
600 de Maisonneuve Blvd. West
Suite 1500
Montreal, Quebec, Canada H3A 0A3

TRANSFER AGENTS

Computershare Investor Services
100 University Avenue, 9th Floor
Toronto, Ontario, Canada M5J 2Y1

STOCK LISTING

Nasdaq National Market
Symbol: NRMX
Toronto Stock Exchange (TSX)
Symbol: NRM

ANNUAL GENERAL MEETING

The Annual General Meeting will be held at 10:00 a.m. on May 9, 2006 in the Salon Ovale of the Ritz-Carlton, Montreal, 1228 Sherbrooke Street West, Montreal, Quebec, Canada.

Ce rapport est disponible en francais.

Graphic design: Desjardins Design
www.desjardins-design.com

Photography: Gabriele Viviani
www.gabrieleviviani.it

Printed in Canada

Certain statements contained in this document, other than statements of fact that are independently verifiable at the date hereof, may constitute forward-looking statements. Such statements, based as they are on the current expectations of management, inherently involve numerous risks and uncertainties, known and unknown, many of which are beyond Neurochem's control. The risks include but are not limited to: the impact of general economic conditions, general conditions in the pharmaceutical industry, changes in the regulatory environment in the jurisdictions in which Neurochem does business, stock market volatility, fluctuations in costs, and changes to the competitive environment due to consolidation, as well as other risks disclosed in public filings of Neurochem. Consequently, actual future results may differ materially from the anticipated results expressed in the forward-looking statements. The reader should not place undue reliance, if any, on the forward-looking statements included in this document. These statements speak only as of the date made and Neurochem is under no obligation and disavows any intention to update or revise such statements as a result of any event, circumstances or otherwise.

Neurochem is not responsible for the content of any external, entirely independent web site identified in this Annual Report, and specifically excludes any liability for any damages or injury arising from the reader's access to or use of that content. These addresses are provided merely as a convenience to the readers of Neurochem's Annual Report. Neurochem's inclusion of these addresses does not imply any endorsement of the material on these sites, nor, unless otherwise expressly disclosed, any sponsorship, affiliation or association with its owner, operator or sponsor. Furthermore, Neurochem's inclusion of these addresses does not imply Neurochem's authorization to use any trade name, trademark, logo, legal or official seal or copyrighted symbol that may be reflected in the identified site.

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[logo]
Driven to enhance people's lives.

CORPORATE PROFILE. Neurochem is a dynamic, highly energized biopharmaceutical company focused on the development and commercialization of innovative therapeutics to address critical unmet medical needs. Its pipeline of innovative oral product candidates primarily targets neurological disorders. With promising candidates for AA amyloidosis and Alzheimer's disease advancing towards commercialization, Neurochem is coming of age -- poised to take its place among the leaders of the global biopharmaceutical industry.

NEUROCHEM INC.

275 Armand-Frappier Blvd.
Laval, Quebec, Canada H7V 4A7
Telephone: (450) 680-4500
Toll-Free: 1 877 680-4500
Fax: (450) 680-4501
E-mail: info@neurochem.com
www.neurochem.com